

Anthem®

a picture of health

2002 annual report

FINANCIAL HIGHLIGHTS

(In millions, except per share data)	2002	% Change vs. 2001	2001	% Change vs. 2000	2000
Operating Results					
Operating revenue	$12,990.5	28%	$10,120.3	18%	$8,543.5
Operating gain	644.5	102%	319.5	74%	184.1
Net income	549.1	60%	342.2	51%	226.0
Earnings Per Share[1]					
Basic net income	$ 4.61	39%	$ 3.31	51%	$ 2.19
Diluted net income	4.51	37%	3.30	51%	2.18
Balance Sheet Information					
Total assets	$12,293.1	96%	$ 6,276.6	10%	$5,708.5
Total liabilities	6,930.8	64%	4,216.6	11%	3,788.7
Total shareholders' equity[1]	5,362.3	160%	2,060.0	7%	1,919.8
Members (000s)[1]					
Midwest	5,234	8%	4,854	9%	4,454
East	2,434	8%	2,260	8%	2,093
West	836	9%	769	29%	595
Southeast[2]	2,549	—	—	—	—
Total	11,053	40%	7,883	10%	7,142



Total Membership
(in thousands)
12
10
8
6
4
2
0
7,142
7,883
8,504
11,053
2000
2001
2002
Same Store
As Reported



Operating Gain
($ in millions)
$700
600
500
400
300
200
100
0
184.1
319.5
528.5
644.5
2000
2001
2002
Same Store
As Reported



Operating Margin
5%
4
3
2
1
0
2.2%
3.2%
4.6%
5.0%
2000
2001
2002
Same Store
As Reported

[1] Refer to footnotes to Selected Consolidated Financial Data on pages 26 and 27 of this Annual Report to Shareholders.

[2] The Southeast region was formed with the July 31, 2002 acquisition of Trigon Healthcare, Inc. Same-store information as presented excludes Southeast region membership and financial results.

ANTHEM'S MISSION
IS TO IMPROVE
THE HEALTH
OF THE PEOPLE
WE SERVE.

ANTHEM'S MISSION
IS TO IMPROVE
THE HEALTH
OF THE PEOPLE
WE SERVE.





Stacey McGonigle

Stacey McGonigle didn't know what to do except cry. Sixteen weeks into her second pregnancy, she had just been told by her physician that complete bed rest was her only chance to deliver a healthy baby. She faced months of being confined to bed with a 7-year-old son to care for and a foster child who stayed with the family on weekends. "I just cried and cried," Stacey says. "My husband and I were all alone, with no family here to help us."

It was not the first time Stacey had faced a difficult pregnancy. Her son, Keagan, was born only 26 weeks into her first pregnancy and suffers from cerebral palsy. Stacey's benefits were provided by another insurance company then, and she says, "They paid the bills, but that was it... I never heard from them."

This time, it would be different. The next day, a light appeared at the end of the tunnel.

Stacey, an Anthem member from Concord, N.H., got a phone call from Diana Brighton, a high-risk pregnancy case manager for Anthem Blue Cross and Blue Shield.

"Diana told me about Anthem's program for high-risk pregnancies and asked how I would feel about being in the program," Stacey says. "I wanted to crawl through the phone and kiss that woman. She was the answer to my prayers. I was so amazed. It was such a huge relief."

From that point until Stacey delivered a healthy baby boy 19 weeks later, Diana called her at least weekly. She arranged for the Visiting Nurse Association to provide household assistance. She arranged for Stacey to have a hospital bed in her home.

But to Stacey, Diana's personal support was even more important. "The mental support she provided me was probably the best thing for me," Stacey says. "By the time I had the baby, I came to look forward to those calls. I trusted her advice. I came to rely on Diana and on Anthem. It was a lifesaver."

Stacey's second son, Aidan, was born – happy and healthy – in July of 2002.

MaternOhio

It began with a prominent physician in Columbus, Ohio, who wanted to find a better way for doctors and health plans to work together to focus on health care quality. It became a forerunner of what is now a national trend—basing physician reimbursement from health plans in part on meeting measurable, mutually agreed-upon quality goals.

The program involves MaternOhio—a cooperative that includes three physician practices with 12 obstetrician/gynecologists—and Anthem Blue Cross and Blue Shield. The results are simple: the physicians earn rewards for their quality efforts, and Anthem members receive measurably better care.

"Part of this program is to demonstrate that physicians and health plans can be collaborative," says Mike D'Eramo, executive administrator of MaternOhio. "It helps in terms of lowering tensions between doctors and health plans by proving we can do something positive together." D'Eramo credits the late Dr. William Copeland with originating the Columbus experiment.

The three practices that make up MaternOhio—Kingsdale Gynecologic Associates, Northeast Obstetricians and Gynecologists, and Paraskos, Teteris and Diaz, M.D.s—together serve several thousand Anthem Blue Cross and Blue Shield members.

Quality results are measured against the nationally recognized HEDIS® preventive care measures and the standards of the American College of Gynecologists and Obstetricians. In addition, the physicians are measured on patient satisfaction, obtained through questionnaires given by the doctors to their patients and submitted to Anthem.

D'Eramo says part of the program's success comes from Anthem's willingness "to be open minded."

"This is not a big-dollar program," D'Eramo says. "But it inspires the physicians. It gives them something tangible to measure themselves against, and they like it because it is entirely related to women's health."


Copeland

Anthem member
Sharon Worrell and
Christopher M.
Copeland, M.D.



Janice Lotz

Before Anthem Blue Cross and Blue Shield nurse care manager Tammy Tyndall became involved, Janice Lotz was a frustrated, struggling asthma sufferer.

Initially diagnosed with emphysema, Janice came down with bronchitis three years ago. She was told she could keep smoking and live no more than six months, or quit smoking and live perhaps another two or two-and-a-half years. But a pulmonary specialist found Janice also suffered from asthma.

Although she got some relief from her asthma medications, Janice was still in trouble. Quitting smoking caused her to gain a great deal of weight. No one worked with her to make sure she used the medication properly. "I fooled around with it a lot, but my breathing wasn't getting any better," she says. "I wasn't able to walk at all. I couldn't even laugh…my breath got too short."

In September of 2002, Tammy connected with Janice and offered to put her in Anthem's asthma management program. The results have been dramatic.

"She has helped me. Period," says Janice, an Anthem member in Staunton, Va. "At first she was calling me every other day to check up on me. She answered all of my weird questions. She got me stable on my medications. She contacted my doctor, and he worked out a treatment plan for me."

Today, Janice walks a mile at a time, weather permitting. Managing her medications has allowed her to work without constant discomfort and improved her state of mind. Tammy still calls every couple of weeks to monitor her progress, "and I know I can call her anytime I need help and she'll be there," Janice says. "If she calls and I'm not here, she has permission to make my husband tell her if I'm OK." She laughs as she says it. Something she couldn't have done just a few months earlier.

Wenco Industries

As President of Wenco Industries — which operates nine Midas Muffler shops in Denver and Colorado Springs, Colo. — Ron Genuario faces the problem so many small business owners struggle with: how to provide benefits to employees as health care costs keep rising.

Adding to the problem is the fact that fewer and fewer insurance companies have remained in the small group market in Colorado. "I only know of five or six companies that offer plans to smaller groups," Ron said.

Working with agent George Martin of the Colorado Insurance Center in Colorado Springs, Ron found his answer in Anthem Blue Cross and Blue Shield's small group plans. "Anthem and George worked together for us," he says. "It was a team effort; we needed both of them."

"This is our first try at an HMO or point-of-service product," Ron says. "I liked it because it lets me provide some flexibility for my employees."

That's especially important because Wenco, like many companies, shares the cost of health benefits with its employees. "We're kind of unique," Ron says, "because we reward longevity by paying more of each employee's share the longer they've been with us." For 2003, Wenco worked with Anthem to change its coverage by making small adjustments to its benefits and co-pays "so we could keep our rates affordable."

Anthem's customer service also contributed to Wenco's decision to remain with Anthem. "The claims handling is very good, from what I can see," Ron says. "Over the past couple of years the service has really gotten much better."


MIDAS
MIDAS
MIDAS
PLUS
PLUS

Ron Genuario,
President,
Wenco Industries


Comparison of Cumulative Total Return* Among Anthem, Inc., the S&P 500 Index and the MS Healthcare Payor Index
$200
150
100
50
0
10/30/01
12/31/01
12/31/02
Anthem, Inc.
S&P 500 Index
MS Healthcare Payor Index

*Based upon an initial investment of $100 on 10/30/01 with dividends reinvested.

To our shareholders, customers and communities:

Our mission is to improve the health of the people we serve, and we continued to make significant progress in 2002. At the same time, we improved the company's overall performance in providing value to our shareholders, customers and communities.

- We acquired Trigon Healthcare, Inc., a highly successful Blue Cross and Blue Shield licensee in Virginia, to form a new Southeast region. We were pleased to have been able to establish our fourth region with such a high-performing company whose best practices make our entire Anthem organization even stronger.
- Our membership surpassed 11 million at year's end, a 40 percent increase over 2001. Our Trigon acquisition added 2.5 million members and our existing customer base grew by 8 percent.
- Membership growth resulted from listening to our customers and responding with products they value. We introduced several new products under the umbrella name Anthem ByDesign that offer customers more choices and more affordable health benefits.
- Customer retention, once again, exceeded 90 percent reflecting high levels of customer confidence and satisfaction.
- Our growth resulted in operating revenue increasing 28 percent to $13 billion.
- Our financial strength improved, with net income increasing 60 percent to $549.1 million, or $4.51 per diluted share, compared with $342.2 million, or $3.30 per diluted share, in 2001.

These results are a reflection of our strong commitment to serving our members and continually improving our operations. Our financial strength provides the resources to invest in the people, products, programs and technology essential to improving the quality and affordability of health benefits and service to our members.

We continued to work closely with the medical community to improve care for our members. We collaborated with physicians and hospitals on innovative programs in which they receive enhanced reimbursement for clinical quality and excellence. We also worked with hospitals to create reimbursement programs that reward exceptional results in patient safety and other measures through our nationally recognized Midwest Hospital Quality Program, now in its 10th year. Reimbursement programs focusing on quality were expanded to hospitals and physicians in our East and Southeast regions as well.

 

L. Ben Lytle, Larry C. Glasscock

Our coordinated care and disease management programs made a difference in our members' lives. With high member satisfaction and proven clinical results, these programs helped people live healthier lives while also reducing medical costs.

Improving health care quality also helps control rising health care costs. Thoughtful collaboration among consumers, medical professionals, business, government and insurers provides opportunities to find innovative solutions to the difficult issues of access to care, quality and cost that challenge our health care system. We are committed to being an active participant in addressing these issues.

Our quality programs continued to be recognized by others. The National Committee for Quality Assurance (NCQA)—the nation's leading independent managed care accrediting organization—has awarded its coveted "Excellent" rating to our Blue Cross and Blue Shield health plans in Colorado, Connecticut, Maine, New Hampshire, Ohio and Virginia. Three Anthem health plans were recognized as being among the top 15 in the United States based on clinical and preventive care quality measures.

Anthem was also recognized for outstanding business and financial performance. *Fortune* magazine continued to recognize Anthem on its annual list of most admired health care companies in America. In July, we were added to the Standard & Poor's 500 Index. *Fortune* named us to its Global 500 list, which ranks the world's largest public companies based on revenue, and in our first year of eligibility, we were ranked seventh on the *Barron's* 500, which measures stock performance along with other key financial measures.

The Health Ethics Trust gave Anthem a Best Practice Award for our standards of business conduct. Anthem's approach has been, and will continue to be, achieving results with integrity. We hold ourselves to the highest ethical standards. During this time of intense scrutiny of corporate behavior, we are proud of the way we run our company. Many of the proposals being discussed already guide our corporate governance.

Our ongoing investments in information technology helped us further improve our service. We rose to 48th on the *InformationWeek* 500, which tracks technology performance among the nation's largest and most innovative companies. Two years ago we were ranked 444th. Significant progress was made, too, in our eBusiness efforts as we improved and broadened the features and functions of our website, www.Anthem.com, to make it even more valuable to our members.



Key members of our senior management team are, from left to right (seated), Marjorie Dorr, Thomas Snead, David Frick, Caroline Matthews and Larry Glasscock. From left to right (standing), Samuel Nussbaum, M.D., John Murphy, Keith Faller, Jane Niederberger, Michael Smith and Michael Houk.

We made great strides in 2002, and we are committed to further improvement in 2003. Products that meet the needs of our members will continue to be a major focus, as will continued growth in our specialty products. By offering a full range of health, pharmacy benefit management, dental, vision, behavioral health and life insurance products, we can meet all of our customers' benefit needs.

We remain hopeful that the Kansas Supreme Court will uphold a favorable lower court decision on our proposed acquisition of Blue Cross and Blue Shield of Kansas, and that we will be able to add Kansas to our West region during 2003. We recognize and respect that many people do not like to see a locally headquartered company acquired. However, being an effective health benefits manager and insurer is increasingly a scale-driven business. Anthem's track record demonstrates that we improve the financial and service performance and market share of state-based Blue Cross and Blue Shield companies while keeping most jobs and control in the state.

We have become one of the nation's largest health benefits companies because we have remained committed to our strategy that recognizes health care is uniquely local and personal. Our local and regional leaders manage the functions that directly touch our customers and are able to implement new products and quality programs that respond to the unique needs of their markets. We recognize that one size does not always fit all, and our local leaders and managers act accordingly.

Finally, we recognize that our accomplishments in 2002 were made possible through the dedication and commitment of our more than 19,000 associates.

With a strong leadership team, board of directors and dedicated and talented associates, we are confident in our ability to grow, provide high-quality products and services, increase collaboration with physicians and hospitals and improve the quality of care our members receive.

L. Ben Lytle
Chairman

Larry C. Glasscock
President and CEO

ANTHEM WAS
A PICTURE OF HEALTH
IN 2002.
WE ARE COMMITTED
TO FURTHER
IMPROVEMENT
IN 2003.

ANTHEM WAS
A PICTURE OF HEALTH
IN 2002.
WE ARE COMMITTED
TO FURTHER
IMPROVEMENT
IN 2003.





Marjorie Dorr
President
Anthem Blue Cross and Blue Shield
East Region

"We have a responsibility to identify and help fix those things that are currently broken in our health care system. By working with physicians, hospitals, businesses, government and community leaders, we can help create a health care system that truly addresses the need for affordability, access and quality."

Anthem's picture of health has many faces.

- A mother in New Hampshire who delivered a healthy baby after an Anthem Blue Cross and Blue Shield nurse helped guide her through the health care system during a difficult pregnancy.
- Physicians in Ohio whose participation in an innovative Anthem program helps bring even higher quality care to their patients.
- A small business owner in Colorado who can continue to provide health benefits to his employees thanks to new Anthem products.
- A Virginia member whose quality of life has improved since Anthem's care management program helped her learn how to manage her chronic asthma.

At Anthem, the needs of our customers are a top priority. Our focus on health care quality and distinctive service allowed us to produce positive results for more than 11 million members of Anthem health plans throughout our nine states, for the health care professionals and facilities that provide care, and for the communities in which we live and work.

Our membership growth remained strong in 2002. We grew our existing membership by 8 percent, again outperforming our peer group of publicly traded health benefits companies. This reflects high levels of customer confidence and satisfaction, broad acceptance of our product portfolio, and the power of our Blue Cross and Blue Shield brand identity.

We understand that health care is local. And our focus on local and regional operations enabled us to identify and address the unique needs of our customers, whether they are in New England, the Southeast, the Midwest or the West.

Our acquisition of Trigon, a highly successful Blue Cross and Blue Shield plan in Virginia, brought us together with another leader in health benefits to create our fourth region.

Our core values, the strong traditions of the Blue Cross and Blue Shield system and our own commitment to achieve results with integrity allowed us to remain financially strong while investing in new products, technology and programs to meet the growing needs of a diverse marketplace.

Throughout the year, we remained focused on our mission: To Improve the Health of the People We Serve.





"Our new products offer greater flexibility and affordability. They are moving us along a continuum that responds directly to market needs."



Caroline Matthews
Chief Operating Officer
Anthem Blue Cross and Blue Shield
West Region

Affordability

Few issues commanded more of our attention in 2002 than health care affordability. As a leading health insurer, we recognize our responsibility to provide access to high-quality care and benefits that are both accessible and affordable.

Through our participation in the Council for Affordable Quality Healthcare, the American Association of Health Plans and the Blue Cross and Blue Shield Association, we are also deeply involved in creating a better understanding of the reasons for the rising cost of health care.

People are living longer thanks to many wonderful advances in medicine and technology. Unfortunately, however, too many Americans contribute to their own health problems through unhealthy lifestyle decisions. The continuing increases in health care costs—driven by increased use of medical services, more costly prescription drugs, increased hospital costs and dramatic but expensive advances in health care technology—led to yet another year in which health care expenses grew faster than the cost of living. We know there are no simple answers. Instead, Anthem's approach is to address these issues through a range of initiatives, including:

- Providing education about the real drivers of health care costs and serving as a catalyst for dialogue among all stakeholders to help find solutions to this important issue.
- The development of new products that expand consumer choice by offering a broader variety of benefit structures at a wider range of prices.
- Developing preventive care and disease management programs so that by working with their physicians, members can get and stay healthy. We can also help those with chronic diseases better manage their own treatment and care.
- A significant emphasis on collaboration with health care providers to help ensure that our members receive appropriate care in the right setting, at the right time.
- Providing distinctive service, allowing us to reduce our administrative costs while providing members with accurate, responsive answers to their health benefits questions.

As leaders in our markets, we joined with other health care organizations, business groups and community leaders across the country to sponsor community-wide forums on health care costs. In Maine, where access to affordable care is a significant statewide issue, we reached out to interested parties throughout the state to collaborate on the development of proposals to address the factors driving cost increases.



John Murphy
President
Anthem Specialty Business

"We're moving closer to our goal of becoming a total benefits organization, offering our customers a full range of employee benefits — health, pharmacy benefit management, dental, vision, behavioral health services and life insurance — in a seamless benefit package."

Products

Our product development efforts were highlighted by the introduction of a growing portfolio of products to provide customers with greater control over health care decisions and to help keep premiums affordable.

We introduced Anthem ByDesign PCA, a product that combines a high-deductible preferred provider organization (PPO) plan with an employer-funded personal care account for employees. It gives large employer groups more flexibility in providing their employees access to health benefits and managing health benefit costs, while providing employees with greater control, choice and involvement in their care decisions.

Our expanded eBusiness capabilities allow national customers access to their health benefits information and other powerful on-line resources through a secure website, offering information, tools and services to help employees better manage their health. More and more national companies based in Anthem states are looking to us for their health benefits solutions.

In our Midwest region, we also introduced an Anthem ByDesign product suite expressly tailored to businesses with 300 or fewer employees. We simplified many of our products by eliminating the need for members to obtain referrals to see a specialist. This same no-referral policy was introduced in Virginia. Customers in the West saw Anthem respond directly to marketplace demands through a revamped product line that offers employers of all sizes more product and pricing options and flexibility, combined with greater affordability.

The growth of our Specialty Business brought Anthem closer to our goal of being one of the nation's leading "total benefits organizations," offering our customers access to health, pharmacy benefit management, dental, vision, behavioral health and life insurance products in a seamless benefit package.

We completed the acquisition of a behavioral health company, allowing us to launch Anthem Behavioral Health with a state-of-the-art information technology system, an experienced management team and three-year accreditation from the National Committee for Quality Assurance (NCQA). We began offering vision benefits to customers in our West region, and will expand vision sales to our East and Midwest regions in 2003. In addition, we continued to build provider networks for our dental benefits program throughout the company. Our pharmacy benefit management company, Anthem Prescription Management, continued to focus on innovative programs that have earned it a national reputation for quality. We began sales of our life insurance products in Maine and New Hampshire in 2002, and initiated life sales in Virginia at the beginning of 2003. We will continue to expand these offerings in each of our regions throughout 2003.

"By encouraging our members to seek early intervention and offering benefits for preventive care and disease management programs, health plans help tens of thousands of people with chronic diseases such as asthma, diabetes or congestive heart failure. These programs also empower individuals to take active roles in their care and navigate through a complex health care system."



Samuel Nussbaum, M.D.
Executive Vice President
and Chief Medical Officer

Quality

We recognize the need for far-reaching change in the health care system nationally to improve the quality and safety of care. That kind of transformation requires collaboration among all of us.

During 2002, we accelerated implementation of our strategy to base provider reimbursement around achieving measurable quality outcomes. Hospitals and physicians have been eager to collaborate with us in this initiative, and we expect it to become increasingly significant. Health care providers and insurers recognize that collaboration is necessary to simultaneously improve patient care and help manage rising health care costs. Each of our health plans is either currently involved in or preparing to introduce programs that reward hospitals and physicians for meeting nationally recognized quality measures.

Patient safety continued to be a serious national concern. Studies have shown that preventable medical errors result in an estimated 44,000 to 98,000 unnecessary deaths annually, costing between $17 billion and $29 billion.

In 2002, we celebrated the 10th anniversary of a landmark program that has led to unprecedented cooperation between Anthem Blue Cross and Blue Shield and more than 340 hospitals in Ohio, Kentucky and Indiana. Anthem's Hospital Quality Program is a collaborative effort to report on hospital performance on health care quality measures, identify leading causes of in-hospital medical errors, and put in place initiatives that directly address these causes and improve care.

The program's results continue to be impressive. In the area of coronary care, the program tracks the use of medications that lower complications and reduce death among heart attack and congestive heart failure patients. For example, the percentage of heart attack patients who were prescribed beta-blockers rose from 55 percent in 1998 to 83 percent in 2001 in hospitals across Ohio, Kentucky and Indiana.

Over the past three years, the number of hospitals in the program that established patient safety as a strategic goal increased from 81 percent to 99 percent. And the percentage of hospitals instituting measures to reduce employees' fear of reporting medical errors rose from 86 percent to 99 percent.

Another long-standing quality program in our Midwestern states also continued to produce tangible results: put simply, it saves lives. Hospitals participating in our Coronary Services Centers program reported a mortality rate of less than 2 percent in major cardiac surgical procedures—well below the Society of Thoracic Surgery's benchmark rate of 2.97 percent.



Thomas Snead
President
Anthem Blue Cross and Blue Shield
Southeast Region

"Engaging physicians collaboratively is proving to be better for them—better for our members, and better for us."

This same spirit of collaboration drove local programs throughout Anthem's health plans.

- We initiated collaborative efforts with hospitals and physicians in New England that emphasize information sharing designed to improve patient care.
- In Virginia, we added two new physician advisory panels. Through regional steering committees, physicians in six medical specialties engage our health care management staff in dialogue focused on delivering quality care while at the same time maintaining an understanding of cost-effectiveness.
- Throughout the country we increased our outreach to local medical and specialty societies to discuss health care issues that affect our members.

We are proud that the NCQA awarded the coveted "Excellent" rating to our health plans in Colorado, Connecticut, Maine, New Hampshire, Ohio and Virginia. In addition, our Connecticut, Maine and New Hampshire health plans ranked in the top 15 in the nation on the NCQA's HEDIS® Effectiveness of Care measures, which track health plan performance on key public health concerns such as cancer, heart disease, smoking, asthma and diabetes.

Throughout our regions, we continued to focus on innovative disease management and preventive care programs. Our subsidiary, Health Management Corporation, acquired as a part of Trigon, has built a reputation for its nationally acclaimed disease management initiatives. During 2002, new "advanced" or "proactive" care management programs—which identify members who require special assistance in dealing with significant health issues—made a difference for members in Indiana, Northern Ohio and our New England states. We will continue to focus on and expand these programs across Anthem during 2003.

Also helping improve access to quality care and prevent unintended medical errors is Anthem IRIS® (Interactive Real Time Information Sharing). By analyzing a variety of claims and pharmacy benefit data, IRIS® can identify possible opportunities for improved care that can then be shared with members and their physicians. For example, IRIS® allows for real-time intervention by detecting prescribed drug therapies that may inadvertently conflict with other drugs being administered to a patient.



"One of the things that differentiates us is that our customer service has become very high-tech while also remaining very 'high-touch'."



Michael Houk
President
Anthem Blue Cross and Blue Shield National Accounts



CAQH

We also remain committed to the goals of the Council for Affordable Quality Healthcare (CAQH), a not-for-profit consortium of health plans, networks and industry trade associations committed to improving the quality of care and making administrative processes and access to information easier for physicians and consumers across the country. In 2002, Anthem's President and CEO, Larry Glasscock, was elected chairman of CAQH, leading such programs as a national effort to ensure the appropriate use of antibiotics and a uniform national credentialing process for physicians. Anthem Blue Cross and Blue Shield in Colorado led the way as a participant in the first pilot test of the credentialing process.

"Our systems conversion efforts are bringing about fundamental changes in the way we do business, helping us reduce our administrative costs and making premiums more affordable for our customers."



Jane Niederberger
Senior Vice President
and Chief Information Officer

Service

Delivering distinctive customer service continued to be a major objective for Anthem. Each of our regions and our specialty business unit reported improved customer service in 2002...extending a trend that has spanned the past several years.

We continued to make significant progress in consolidating our information and operations systems. We moved a major portion of our Midwest members and virtually all of our Maine membership to new customer service systems with little or no service disruption. Systems consolidation was 85 percent complete in our East and Midwest regions at the end of 2002, and in 2003, we will complete these efforts, while beginning work in the West.

By using technology strategically, we are able to improve our customers' experience while at the same time reduce our administrative costs and deliver greater value to both our members and our shareholders. These efforts were recognized by *InformationWeek* magazine when it ranked us 48th among its top 500 technology companies.

We further enhanced our web-based services to customers, providers and members.

- We introduced MyHealth@Anthem, a comprehensive source of health information our members—and consumers in general—can access 24 hours a day, 7 days a week. MyHealth@Anthem was named an "outstanding website" in the annual WebAward competition conducted by the Web Marketing Association and received a gold award in the 2002 World Wide Web Health Awards Program in the managed care category.
- Our members now have 24-hour on-line access to provider directories.



Keith Faller
President
Anthem Blue Cross and Blue Shield
Midwest Region

"The key to our success has been exceptional teamwork. It's amazing what can happen when really talented people pull together toward a common goal."

Community Commitment

For nearly 75 years, Blue Cross and Blue Shield plans across the country have been dedicated to the communities they serve. Anthem honors this commitment in all of the communities in which we operate.

We contributed to health-related organizations and charitable efforts in communities large and small throughout our nine states. Anthem associates also devoted thousands of volunteer hours to significant local causes.

We have a very strong commitment to United Way. This was apparent as we participated in campaigns in 25 communities across the states in which Anthem does business. Through these campaigns, Anthem associates and the Anthem Foundation contributed more than $4 million to United Way and United Way organizations. Anthem continued to be a leader nationally as one of 134 companies selected to participate in United Way of America's National Corporate Leadership Program. Our increased participation was critical at a time when community-based service programs were in desperate need of volunteers and financial support.

We often teamed with local and state chapters of organizations such as the American Heart Association, the American Cancer Society, the Juvenile Diabetes Foundation and many others to support health education programs, immunizations, health screenings and other initiatives designed to improve the health of our communities. We continued to support the innovative "Shining Smiles" mobile dental clinic program in Nevada and Colorado.

Recognizing these efforts, *Colorado Biz* magazine named Anthem Blue Cross and Blue Shield a 2002 Company of the Year. *Business New Haven* honored Anthem Blue Cross and Blue Shield in Connecticut as Corporate Citizen of the Year. In Kentucky, Anthem Blue Cross and Blue Shield received the Crystal Award of Excellence from the American Heart Association for supporting programs that provided CPR training and educational efforts regarding the warning signs of stroke. In Virginia, the state's consortium of free clinics honored our Blue Cross and Blue Shield plan for a decade of support for free medical clinics throughout the state.

CONTENTS

Financial Review and Company Information

Financial Review

Selected Consolidated Financial Data 26

Management's Discussion and Analysis of Financial Condition and Results of Operations 28

Quantitative and Qualitative Disclosures About Market Risk 55

Audited Consolidated Financial Statements:

- Consolidated Balance Sheets 56
- Consolidated Statements of Income 57
- Consolidated Statements of Shareholders' Equity 58
- Consolidated Statements of Cash Flows 59
- Notes to Consolidated Financial Statements 60

Report of Management 85

Report of Independent Auditors 86

Company Information

Corporate Information 87

Board Committees, Corporate Officers and Principal Operations 88

Board of Directors ..... Inside Back Cover

SELECTED CONSOLIDATED FINANCIAL DATA

The table below provides selected consolidated financial data of Anthem, Inc. The information has been derived from our consolidated financial statements for each of the years in the five year period ended December 31, 2002, which have been audited by Ernst & Young LLP. You should read this selected consolidated financial data in conjunction with the audited consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

	As of and for the Year Ended December 31				
($ in Millions, Except Per Share Data)	2002[1]	2001	2000[1]	1999[1,2]	1998
Income Statement Data[3]					
Total operating revenue	**$12,990.5**	$10,120.3	$ 8,543.5	$6,080.6	$5,389.7
Total revenues	**13,282.3**	10,444.7	8,771.0	6,270.1	5,682.4
Income from continuing operations	**549.1**	342.2	226.0	50.9	178.4
Net income	**549.1**	342.2	226.0	44.9	172.4
Per Share Data[3,4]					
Basic income from continuing operations	**$ 4.61**	$ 3.31	$ 2.19	$ 0.49	$ 1.73
Diluted income from continuing operations	**4.51**	3.30	2.18	0.49	1.72
Other Data—(unaudited)[5,6,7]					
Operating revenue and premium equivalents	**$18,261.5**	$14,057.4	$11,800.1	$8,691.6	$7,987.4
Operating gain	**644.5**	319.5	184.1	28.5	35.4
Benefit expense ratio	**82.4%**	84.5%	84.7%	84.6%	83.0%
Administrative expense ratio:					
Calculated using operating revenue	**19.3%**	19.6%	21.2%	24.2%	26.3%
Calculated using operating revenue and premium equivalents	**13.7%**	14.1%	15.3%	16.9%	17.8%
Operating margin	**5.0%**	3.2%	2.2%	0.5%	0.7%
Members (000s)					
Midwest	**5,234**	4,854	4,454	4,253	4,046
East	**2,434**	2,260	2,093	1,397	968
West	**836**	769	595	486	—
Southeast	**2,549**	—	—	—	—
Total	**11,053**	7,883	7,142	6,136	5,014
Balance Sheet Data[8]					
Total assets	**$12,293.1**	$ 6,276.6	$ 5,708.5	$4,816.2	$4,359.2
Long term debt	**1,659.4**	818.0	597.5	522.0	301.9
Total shareholders' equity	**5,362.3**	2,060.0	1,919.8	1,660.9	1,702.5

1 The net assets and results of operations for Blue Cross Blue Shield of New Hampshire, Blue Cross and Blue Shield of Colorado and Nevada, Blue Cross and Blue Shield of Maine and Trigon Healthcare, Inc. are included from their respective acquisition dates of October 27, 1999, November 16, 1999, June 5, 2000 and July 31, 2002.

2 The 1999 operating gain and net income includes a non-recurring charge of $41.9 million related to the settlement agreement with the Office of Inspector General, or OIG. Net income for 1999 includes contributions totaling $114.1 million ($71.8 million, net of tax) to non-profit foundations in the states of Kentucky, Ohio and Connecticut to settle charitable asset claims.

[3] We adopted FAS 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. With the adoption of FAS 142, we ceased amortization of goodwill. The intangible assets established for Blue Cross and Blue Shield trademarks are deemed to have indefinite lives, and beginning January 1, 2002, are no longer amortized. Net income and earnings per share on a comparable basis as if FAS 142 had been adopted January 1, 1998, are as follows:

	2002	2001	2000	1999	1998
Net income adjusted for FAS 142	**N/A**	$357.3	$238.5	$52.0	$179.2
Basic earnings per share adjusted for FAS 142	**N/A**	3.46	2.32	0.51	1.74
Diluted earnings per share adjusted for FAS 142	**N/A**	3.44	2.31	0.51	1.73

For additional detail, see Note 3 to our audited consolidated financial statements included herein.

[4] There were no shares or dilutive securities outstanding prior to November 2, 2001 (date of demutualization and initial public offering). Accordingly, amounts prior to 2002 represent pro forma earnings per share. For comparative pro forma earnings per share presentation, the weighted-average shares outstanding and the effect of dilutive securities for the period from November 2, 2001 to December 31, 2001 was used to calculate pro forma earnings per share for all periods prior to 2002.

[5] Operating revenue and premium equivalents is a measure of the volume of business serviced by the Company that is commonly used in the health benefits industry to allow for a comparison of operating efficiency among companies. It is calculated by adding to premiums, administrative fees and other revenue the amount of claims attributable to non-Medicare, self-funded health business where Anthem provides a complete array of customer service, claims administration and billing and enrollment services. The self-funded claims included for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 were $5,271.0, $3,937.1, $3,256.6, $2,611.0, and $2,597.7, respectively.

[6] Operating gain consists of operating revenue less benefit and administrative expenses. The benefit expense ratio represents benefit expense as a percentage of premium revenue. The administrative expense ratio represents administrative expense as a percentage of operating revenue and has also been presented as a percentage of operating revenue and premium equivalents. Operating margin represents operating gain as a percentage of operating revenue.

[7] Members exclude TRICARE members of 128,000, 129,000 and 153,000 at December 31, 2000, 1999, and 1998, respectively. The TRICARE operations were sold on May 31, 2001.

[8] Shareholders' equity represents policyholders' surplus prior to 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Introduction

We are one of the nation's largest health benefits companies and we operate as an independent licensee of the Blue Cross Blue Shield Association, or BCBSA. We offer Blue Cross® Blue Shield® branded products to customers throughout Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado, Nevada and Virginia (excluding the Northern Virginia suburbs of Washington, D.C.). As of December 31, 2002, we provided health benefit services to more than 11 million members of our health plans.

Our health business segments are strategic business units delineated by geographic areas within which we offer similar products and services. We manage our health business segments with a local focus to address each market's unique competitive, regulatory and healthcare delivery characteristics. Our health business segments are: Midwest, which includes Indiana, Kentucky and Ohio; East, which includes Connecticut, New Hampshire and Maine; West, which includes Colorado and Nevada; and Southeast, which is Virginia, excluding the Northern Virginia suburbs of Washington D.C.

In addition to our four health business segments, our reportable segments include a Specialty segment that is comprised of business units providing group life and disability insurance benefits, pharmacy benefit management, dental and vision administration services and behavioral health benefits services. During the third quarter of 2002, we sold our third party occupational health services businesses, which were part of our Specialty segment. The results of these businesses were not material to earnings of this segment or our consolidated results.

Our Other segment is comprised of AdminaStar Federal, a subsidiary that administers Medicare programs in Indiana, Illinois, Kentucky and Ohio; intersegment revenue and expense eliminations; and corporate expenses not allocated to our health or Specialty segments. In 2001, our Other segment also contained Anthem Alliance Health Insurance Company, or Anthem Alliance. Anthem Alliance primarily provided health care benefits and administration in nine states for the Department of Defense's TRICARE Program for military families. We sold our TRICARE operations on May 31, 2001.

We offer a diversified mix of managed care products such as preferred provider organizations or PPOs, health maintenance organizations or HMOs, point of service or POS plans and traditional indemnity benefits to members of our fully-insured products. We also provide a broad array of managed care services to self-funded employers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management and other administrative services.

Our operating revenue consists of premiums, administrative fees and other revenue. The premiums come from fully-insured contracts where we indemnify our policyholders against costs for health benefits. Our administrative fees come from contracts where our customers are self-insured, from the administration of Medicare programs and from other health related businesses including disease management programs. Other revenue is principally generated from the mail-order sale of drugs by our pharmacy benefit management company.

Our benefit expense consists of costs of care for health services consumed by our members for outpatient care, inpatient care, professional services (primarily physician care) and pharmacy benefit costs. All four components are affected both by unit costs and utilization rates. Unit costs, for example, are the cost of outpatient medical procedures, inpatient hospital stays, physician fees for office visits and prescription drug prices. Utilization rates represent the volume of consumption of health services and vary with the age and health of our members and their social and lifestyle choices, along with clinical protocols and customs in each of our markets. A portion of benefit expense for each reporting period consists of actuarial estimates of claims incurred but not yet reported to us for reimbursement.

Our results of operations depend in large part on our ability to accurately predict and effectively manage health care costs through effective contracting with providers of care to our members. Several economic factors related to health care costs such as regulatory mandates for coverage and direct-to-consumer advertising by providers and pharmaceutical companies have a direct impact on the volume of care consumed by our members. The potential effect of escalating health care costs as well as any changes in our ability to negotiate competitive rates with our providers may impose further risks to our ability to profitably underwrite our business.

This management's discussion and analysis should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Significant Transactions

On July 31, 2002, we completed the purchase of 100% of the outstanding stock of Trigon Healthcare, Inc., or Trigon, in accordance with an agreement and plan of merger announced April 29, 2002. Trigon was Virginia's largest health benefits company and was the exclusive Blue Cross and Blue Shield licensee in Virginia, excluding the Northern Virginia suburbs of Washington, D.C. The merger provides us with a new segment, our Southeast segment, with approximately 2.5 million members and a nearly forty percent share of the Virginia market. The Trigon merger allows us to further expand our licensed territory as a Blue Cross Blue Shield licensee. We believe the merger will enhance our earnings over time, as it will allow us opportunities to leverage our corporate and other fixed costs and to expand our specialty businesses.

Trigon's shareholders each received thirty dollars in cash and 1.062 shares of Anthem common stock for each Trigon share outstanding. The purchase price was approximately $4,038.1 million, which included cash of approximately $1,104.3 million, the issuance of approximately 39.0 million shares of Anthem common stock, valued at approximately $2,708.1 million, Trigon stock options converted into Anthem stock options for approximately 3.9 million shares, valued at approximately $195.5 million and approximately $30.2 million of transaction costs. Refer to the Liquidity and Capital Resources section of this discussion for more information related to the sources of funds for this acquisition. See Notes 2 and 3 of our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 for additional information concerning the pro forma impact of Trigon on our consolidated financial statements.

On May 31, 2001, we and Blue Cross and Blue Shield of Kansas, or BCBS-KS, announced that we had signed a definitive agreement pursuant to which BCBS-KS would become our wholly owned subsidiary. Under the proposed transaction, BCBS-KS would demutualize and convert to a stock insurance company. The agreement calls for us to pay $190.0 million in exchange for all of the shares of BCBS-KS. On February 11, 2002, the Kansas Insurance Commissioner disapproved the proposed transaction, which had been previously approved by the BCBS-KS policyholders in January 2002. On February 19, 2002, the board of directors of BCBS-KS voted unanimously to appeal the Kansas Insurance Commissioner's decision and BCBS-KS sought to have the Commissioner's decision overturned in Shawnee County District Court. We joined BCBS-KS in the appeal, which was filed on March 7, 2002. On June 7, 2002, the Shawnee County District Court ruled on the BCBS-KS appeal in favor of us and BCBS-KS. The Shawnee County District Court directed the Commissioner to re-evaluate her decision in accordance with the Court's very specific interpretation of the Kansas law. On June 10, 2002, the Kansas Insurance Commissioner appealed the District Court's ruling to the Kansas Supreme Court. The Kansas Supreme Court began to hear oral arguments of the parties to this case on March 5, 2003.

Membership—December 31, 2002 Compared to December 31, 2001

Our membership includes seven different customer types: Local Large Group, Small Group, Individual, National Accounts, Medicare + Choice, Federal Employee Program and Medicaid.

- Local Large Group consists of those customers with 51 or more employees eligible to participate as a member in one of our health plans.
- Small Group consists of those customers with one to 50 eligible employees.
- Individual members include those in our under age 65 business and our Medicare Supplement (age 65 and over) business.

- National Accounts customers are employer groups which have multi-state locations and require partnering with other Blue Cross and Blue Shield plans for administration and/or access to non-Anthem provider networks. Included within the National Accounts business are our BlueCard® customers who represent enrollees of health plans marketed by other Blue Cross and Blue Shield Plans, or the home plans, who receive health care services in our Blue Cross and Blue Shield licensed markets.
- Medicare + Choice members (age 65 and over) have enrolled in coverages that are managed care alternatives for the Medicare program.
- The Federal Employee Program, or FEP, provides health insurance coverage to United States government employees and their dependents within our geographic markets through our participation in the national contract between the BCBSA and the U.S. Office of Personnel Management, or OPM.
- Medicaid membership represents eligible members with state sponsored managed care alternatives in the Medicaid programs which we manage for the states of Connecticut, New Hampshire and Virginia.

BlueCard membership, mentioned above as part of our National Accounts membership, is calculated based on the amount of BlueCard administrative fees we receive from the BlueCard members' home plans. The administrative fees we receive are based on the number and type of claims we process, both institutional and professional, and a portion of the network discount on those claims from providers in our network who have provided service to BlueCard members. To calculate membership, administrative fees are divided by an average per member per month, or PMPM, factor. The average PMPM factor is determined using a historical average administrative fee per claim and an average number of claims per member per year based on our experience and BCBSA guidelines.

In addition to reporting our membership by customer type, we report membership by funding arrangement according to the level of risk we assume in the product contract. Our two funding arrangement categories are fully-insured and self-funded. Self-funded products are offered to customers, generally larger employers, who elect to retain some or all of the financial risk associated with their employees' health care costs. Some employers choose to purchase stop-loss coverage to limit their retained risk.

The renewal patterns of our fully-insured Local Large Group and Small Group business, including our Southeast segment, are as follows: approximately 35% of renewals occur during the first quarter, approximately 18% of renewals occur during the second quarter, approximately 31% of renewals occur during the third quarter and approximately 16% of renewals occur during the fourth quarter. These renewal patterns have remained consistent over the past year and allow us to adjust our pricing and benefit plan designs in response to market conditions throughout the year.

The following table presents our health membership count by segment, customer type and funding arrangement as of December 31, 2002 and 2001, comparing total and same-store membership respectively. We define same-store membership as our membership at a given period end in a segment or for a particular customer or funding type, after excluding the impact of members obtained through acquisitions or lost through dispositions during such period. We believe that same-store membership counts best capture the rate of organic growth of our operations period over period. The membership data presented is unaudited and in certain instances includes estimates of the number of members represented by each contract at the end of the period, rounded to the nearest thousand.

	December 31, 2002	Southeast December 31, 2002	Same-Store December 31, 2002	December 31, 2001	Change	%	Same-Store Change	Same-Store %
Segment				*(In Thousands)*				
Midwest	5,234	—	5,234	4,854	380	8%	380	8%
East	2,434	—	2,434	2,260	174	8	174	8
West	836	—	836	769	67	9	67	9
Same-Store	8,504	—	8,504	7,883	621	8	621	8
Southeast	2,549	2,549	—	—	2,549	NM[2]	—	—
Total	11,053	2,549	8,504	7,883	3,170	40%	621	8%
Customer Type								
Local Large Group	3,867	971	2,896	2,827	1,040	37%	69	2%
Small Group	1,168	340	828	813	355	44	15	2
Individual	1,084	289	795	701	383	55	94	13
National Accounts[1]	3,951	656	3,295	2,903	1,048	36	392	14
Medicare + Choice	103	—	103	97	6	6	6	6
Federal Employee Program	677	227	450	423	254	60	27	6
Medicaid	203	66	137	119	84	71	18	15
Total	11,053	2,549	8,504	7,883	3,170	40%	621	8%
Funding Arrangement								
Self-funded	5,617	1,166	4,451	4,052	1,565	39%	399	10%
Fully-insured	5,436	1,383	4,053	3,831	1,605	42	222	6
Total	11,053	2,549	8,504	7,883	3,170	40%	621	8%

[1] Includes BlueCard members of 2,419 as of December 31, 2002 (including 325 from our Southeast segment) and 1,626 as of December 31, 2001.

[2] NM = Not meaningful.

During the year ended December 31, 2002, total membership increased approximately 3.2 million, or 40%, primarily due to our acquisition of Trigon, which became our Southeast segment. On a same-store basis, total membership increased 621,000, or 8%, primarily in National Accounts, Individual and Local Large Group businesses. The following discussion of membership changes between periods excludes our Southeast members, which are identified separately in the table above.

National Accounts membership increased 392,000, or 14%, primarily due to a significant increase in BlueCard activity.

Individual membership increased 94,000, or 13%, with the majority of this growth resulting from higher sales in our under age 65 business in all segments due to the introduction of new, more affordable product designs and an overall increase in consumer awareness of our product offerings.

Local Large Group membership increased 69,000, or 2%, primarily from sales to new fully-insured customers in our Midwest segment. In our Midwest segment, this growth was partially offset by a decrease in our self-funded business primarily as a result of pricing actions taken to better align our administrative fee revenue with costs of administering this business.

Federal Employee Program membership increased 27,000, or 6%, primarily due to our concentrated effort to serve our customers well, fewer competitors in the market and new cost-effective product designs.

Medicaid membership increased 18,000, or 15%, primarily due to the State of Connecticut's broadening of eligibility standards and increased promotion of its Medicaid product.

Small Group membership increased 15,000, or 2%, primarily in our Midwest segment.

Medicare + Choice membership increased 6,000, or 6%. Our 2001 membership count included 6,000 Colorado Medicare + Choice members. As of January 1, 2002, we discontinued offering this product in Colorado. Excluding our withdrawal from this market, membership increased 12,000, or 13%. This increase was primarily due to new business in certain counties in Ohio, where many competitors have left the market, leaving us as one of the few remaining companies offering this product.

Self-funded membership increased 399,000, or 10%, primarily due to an increase in National Accounts BlueCard activity. Fully-insured membership grew by 222,000 members, or 6%, primarily in our Individual and Local Large Group businesses, as explained above.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Our consolidated results of operations for the years ended December 31, 2002 and 2001 are as follows:

	Years Ended December 31		Change	
	2002	2001	$	%
	($ in Millions, Except Per Share Data)			
Operating revenue and premium equivalents[1]	**$18,261.5**	$14,057.4	$4,204.1	30%
Premiums	**$11,941.0**	$ 9,244.8	$2,696.2	29%
Administrative fees	**962.2**	817.3	144.9	18
Other revenue	**87.3**	58.2	29.1	50
Total operating revenue	**12,990.5**	10,120.3	2,870.2	28
Benefit expense	**9,839.4**	7,814.7	2,024.7	26
Administrative expense	**2,506.6**	1,986.1	520.5	26
Total operating expense	**12,346.0**	9,800.8	2,545.2	26
Operating gain[2]	**644.5**	319.5	325.0	102
Net investment income	**260.7**	238.6	22.1	9
Net realized gains on investments	**30.4**	60.8	(30.4)	(50)
Gain on sale of subsidiary operations	**0.7**	25.0	(24.3)	(97)
Interest expense	**98.5**	60.2	38.3	64
Amortization of goodwill and other intangible assets	**30.2**	31.5	(1.3)	(4)
Demutualization expenses	**—**	27.6	(27.6)	NM[3]
Income before taxes and minority interest	**807.6**	524.6	283.0	54
Income taxes	**255.2**	183.4	71.8	39
Minority interest (credit)	**3.3**	(1.0)	4.3	NM[3]
Net income	**$ 549.1**	$ 342.2	$ 206.9	60%
Average basic shares outstanding (in millions)[4]	**119.0**	103.3	15.7	15%
Average diluted shares outstanding (in millions)[4]	**121.8**	103.8	18.0	17%
Basic net income per share[4]	**$ 4.61**	$ 3.31	$ 1.30	39%
Diluted net income per share[4]	**$ 4.51**	$ 3.30	$ 1.21	37%
Benefit expense ratio[5]	**82.4%**	84.5%		(210) bp[6]
Administrative expense ratio:[7]				
Calculated using total operating revenue[8]	**19.3%**	19.6%		(30) bp[6]
Calculated using operating revenue and premium equivalents[9]	**13.7%**	14.1%		(40) bp[6]
Operating margin[10]	**5.0%**	3.2%		180 bp[6]

The following definitions are also applicable to all other results of operations tables and schedules in this discussion:

[1] Operating revenue and premium equivalents is a measure of the volume of business which is commonly used in the health benefits industry to allow for a comparison of operating efficiency among companies. It is obtained by adding to premiums, administrative fees and other revenue, the amount of claims attributable to non-Medicare, self-funded health business where we provide a complete array of customer service, claims administration and billing and enrollment services, but the customer retains the risk of funding payments for health benefits provided to members. The self-funded claims included for the year ended December 31, 2002 were $5,271.0 million (including $730.7 million from our Southeast segment). For the year ended December 31, 2001, self-funded benefits were $3,937.1 million.

[2] Operating gain is a measure of operating performance of our business segments and represents total operating revenue less benefit expense and administrative expense. It does not include net investment income, net realized gains on investments, gain on sale of subsidiary operations, interest expense, amortization of goodwill and other intangible assets, demutualization expenses, income taxes and minority interest. Our definition of operating gain may not be comparable to similarly titled measures reported by other companies. Further, operating gain should not be construed as a replacement for or equivalent to income before income taxes and minority interest, which is a measure of pretax profitability determined in accordance with accounting principles generally accepted in the United States.

[3] NM = Not meaningful.

[4] December 31, 2001 amounts represent pro forma earnings per share including the period prior to our initial public offering. See Note 11 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

[5] Benefit expense ratio = Benefit expense ÷ Premiums.

[6] bp = basis point; one hundred basis points = 1%.

[7] While we include two calculations of administrative expense ratio, we believe that administrative expense ratio including premium equivalents is a better measure of efficiency as it eliminates changes in the ratio caused by changes in our mix of fully-insured and self-funded business. All discussions and explanations related to administrative expense ratio will be related to administrative expense ratio including premium equivalents.

[8] Administrative expense ratio calculated using total operating revenue = Administrative expense ÷ Total operating revenue.

[9] Administrative expense ratio calculated using operating revenue and premium equivalents = Administrative expense ÷ Operating revenue and premium equivalents.

[10] Operating margin = Operating gain ÷ Total operating revenue.

On May 31, 2001, we sold our TRICARE operations. The results of our TRICARE operations were reported in our Other segment during 2001 and included $263.2 million in operating revenue and $4.2 million in operating gain for the five months ended May 31, 2001.

Throughout the following discussion of our results of operations, "same-store" excludes our TRICARE operations from 2001 and the operating results of our Trigon acquisition from the date of purchase in 2002.

Premiums increased $2,696.2 million, or 29%, to $11,941.0 million in 2002. On a same-store basis, premiums increased $1,543.1 million, or 17%, due to premium rate increases and growth in our fully-insured membership. Our premium yields, net of benefit buy-downs for our fully-insured Local Large Group and Small Group businesses, increased approximately 14% on a rolling 12-month basis as of December 31, 2002, both on a same-store basis and after including Southeast premiums. Also contributing to premium growth was higher fully-insured membership in all of our business segments.

Administrative fees increased $144.9 million, or 18%, including administrative fees following Trigon's acquisition date in 2002. On a same-store basis, administrative fees increased $98.2 million, or 13%, primarily due to increased BlueCard activity and increased administrative fees from AdminaStar Federal's 1-800 Medicare Help Line contract with the Centers for Medicare and Medicaid Services, or CMS. During the fourth quarter of 2002, CMS awarded this contract to a different company, despite our superior performance ratings earned each year since receiving the contract in 1997. We will begin transitioning this contract to the new contractor beginning April 1, 2003.

On a same-store basis, other revenue, which is comprised principally of co-pays and deductibles associated with Anthem Prescription Management's, or APM's, sale of mail-order drugs, increased $24.2 million, or 42%. Mail-order revenues increased primarily due to additional volume. APM launched mail conversion campaigns to inform members of the benefits and convenience of using APM's mail-order pharmacy option during 2002. In addition, APM increased its penetration of our health benefits membership, with a resulting larger enrollment base and therefore greater demand for mail-order service.

Benefit expense increased $2,024.7 million, or 26%, in 2002. On a same-store basis, benefit expense increased $1,132.7 million, or 15%, primarily due to increased cost of care trends and higher average membership. Higher costs of care were driven primarily by higher costs in professional services and outpatient services. Our benefit expense ratio decreased 210 basis points from 84.5% in 2001 to 82.4% in 2002 due partly to the sale of our TRICARE operations in 2001 and the impact of our Trigon acquisition in 2002. On a same-store basis, our benefit expense ratio decreased 160 basis points from 84.2% in 2001 to 82.6% in 2002, primarily due to lower than anticipated medical costs in all of our business segments. Our 2002 benefit expense was also reduced by favorable developments of reserves reported as of December 31, 2001.

The following discussion summarizes our aggregate cost of care trends for the 12-month period ended December 31, 2002, for our Local Large Group and Small Group fully-insured businesses only. Our cost of care trends are calculated by comparing per member per month claim costs for which Anthem is responsible, which excludes member co-payments and deductibles. Our aggregate cost of care trend including the impact of our Trigon acquisition for the entire rolling 12-month periods, including periods prior to July 31, 2002, was approximately 12%. Our aggregate cost of care trend excluding the impact of our Trigon acquisition was approximately one-half percentage point higher, driven primarily by professional services costs and outpatient services costs, weighted as a percentage of cost of care expense.

Cost increases for professional services were approximately 12% including the impact of our Trigon acquisition for the entire rolling 12-month periods, including periods prior to July 31, 2002. Excluding the impact of our Trigon acquisition, our professional services trend was approximately one and one-half percentage points higher. This trend is due to both higher utilization and higher unit costs. Utilization increases were driven primarily by increases in physician office visits, radiology procedures such as Magnetic Resonance Imaging procedures, or MRIs, Positron Emission Tomography procedures, or PET scans, and laboratory procedures. Unit cost increases were driven primarily by increases in physician fee reimbursement schedules. In response to increasing professional services costs, we continue to work with our providers through education and contracting to ensure that our members receive the most appropriate care at the proper time in the appropriate clinical setting.

Cost increases for outpatient services were approximately 12% including the impact of our Trigon acquisition for the entire rolling 12-month periods, including periods prior to July 31, 2002. Excluding the impact of our Trigon acquisition, our outpatient services trend was approximately one percentage point higher. Drivers of this outpatient trend include a continuing shift of certain procedures such as certain cardiac care procedures previously performed in an inpatient setting to an outpatient setting and increased cost of emergency room services as more procedures are being performed at each emergency room visit. Costs are also increasing for outpatient surgery and radiology services.

Pharmacy costs increased by approximately 16% including the impact of our Trigon acquisition for the entire rolling 12-month periods, including periods prior to July 31, 2002. Excluding the impact of our Trigon acquisition, our pharmacy cost trend remained consistent at approximately 16%. Increases were primarily due to the introduction of new, higher cost drugs and higher overall utilization as a result of increases in direct-to-consumer advertising by pharmaceutical companies and expanded physician-prescribed use of drugs that manage chronic conditions such as high cholesterol. In response to increasing pharmacy costs, we are evaluating different plan designs, recontracting with retail pharmacies and continuing the implementation of tiered drug benefits for our members. Three-tier drug programs reflect benefit designs that have three different co-payment levels, which depend on the drug selected. Generic drugs have the lowest co-payment, brand name drugs included in the drug formulary have a higher co-payment and brand name drugs omitted from the drug formulary have the highest co-payment. Drug formularies are lists of prescription drugs that have been reviewed and selected for their quality and effectiveness by a committee of community-based practicing physicians and clinical pharmacists. Through our pharmacy benefit design, we encourage use of these formulary listed brand name and generic drugs to ensure members receive quality and cost-effective medication. The favorable impact of three-tier drug programs on prescription drug cost trends is most significant in the first year of implementation. Excluding the impact of our Trigon acquisition, we have already implemented three-tier drug programs for approximately 66% of our members as of December 31, 2002, as compared to approximately 60% of our members as of December 31, 2001.

Inpatient services costs increased approximately 9% including the impact of our Trigon acquisition for the entire rolling 12-month periods, including periods prior to July 31, 2002. Excluding the impact of our Trigon acquisition, our inpatient services trend was approximately one percentage point lower. Approximately two thirds of this trend resulted from unit cost increases and approximately one third of this trend resulted from utilization increases. The cost trend was primarily due to a health care industry shift of lower-cost procedures to outpatient settings, leaving more expensive procedures performed in inpatient settings. In addition, growth in inpatient trend was due to implementation of new provider contracts that reflect the hospital industry's more aggressive stance in their contracting with health benefit companies. Utilization increases resulted primarily from increases in the frequency of inpatient surgeries. We are implementing advanced care management programs and disease management programs which have been proven to reduce deterioration in health and the need for hospitalization. As a result of these programs, hospital utilization has been essentially stable.

Administrative expense increased $520.5 million, or 26%, in 2002. On a same-store basis, administrative expense increased $319.6 million, or 17%, primarily due to higher salary cost and merit increases, other volume sensitive costs such as higher commissions and premium taxes and higher incentive compensation costs associated with above targeted results. On a same-store basis, our administrative expense ratio, calculated using operating revenue and premium equivalents, remained consistent with 2001 at 14.0%.

Net investment income increased $22.1 million, or 9%. This increase in investment income primarily resulted from the investment of additional assets in 2002 from our Trigon acquisition, which was partially offset by decreased average yield from investment securities. Also contributing to the increase was the impact of an increased allocation of fixed income securities as a percentage of our investment portfolio during the third quarter of 2001. As yields on investment securities are dependent on market interest rates and changes in interest rates are unpredictable, there is no certainty that past investment performance will be repeated in the future.

Net realized gains on investments decreased $30.4 million, or 50%. A summary is as follows:

	Years Ended December 31			
	2002	2001	$ Change	% Change
	($ in Millions)			
Net realized gains from the sale of equity securities	$ 0.6	$ 69.0	$(68.4)	(99)%
Net realized gains from the sale of fixed maturity securities	32.9	20.7	12.2	59%
Other than temporary impairments	(3.1)	(28.9)	25.8	89%
Net realized gains on investments	$30.4	$ 60.8	$(30.4)	(50)%

Net realized gains from the sale of equity securities decreased $68.4 million primarily due to our realization of $65.2 million of gains in 2001 resulting from the restructuring of our portfolio. In 2002, we realized a $3.1 million loss on a limited partnership, and in 2001 we recognized $28.9 million of impairment losses on equity securities. Net realized gains or losses on investments are influenced by market conditions when an investment is sold or deemed to be impaired, and will vary from period to period.

Our gain on the sale of subsidiary operations of $0.7 million in 2002 related primarily to the sale of our third party occupational health services businesses, and the $25.0 million gain in 2001 relates to the sale of our TRICARE operations on May 31, 2001.

Interest expense increased $38.3 million, or 64%, primarily reflecting additional interest expense incurred on the debt issued in conjunction with our Trigon acquisition and the issuance of our 6.00% Equity Security Units on November 2, 2001.

Amortization of goodwill and other intangible assets decreased $1.3 million. Due to our adoption of FAS 142 on January 1, 2002, amortization decreased approximately $17.5 million. This decrease was partially offset by $16.2 million of new amortization expense, including $15.8 million of amortization expense on intangible assets resulting from our Trigon acquisition. See Notes 2 and 3 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 for additional information concerning our adoption of FAS 142.

Demutualization expenses associated with our conversion from a mutual insurance company to a stockholder owned company on November 2, 2001 totaled $27.6 million in 2001.

Income tax expense increased $71.8 million, or 39%, primarily due to increased income before taxes. Our effective income tax rate decreased to 31.6% in 2002 from 35.0% in 2001. This 340 basis point decrease in the effective income tax rate is primarily due to the reduction of a deferred tax valuation allowance in 2002 due to our continued improvement in taxable earnings, nondeductible demutualization expenses incurred during 2001 and the impact of FAS 142.

Net income increased $206.9 million, or 60%, primarily due to our Trigon acquisition, the improvement in our operating results in each health business segment as described below, higher net investment income, lower amortization of goodwill and other intangible assets resulting from the adoption of FAS 142 on January 1, 2002 and our reduced effective tax rate. Assuming FAS 142 had been in effect for the year ended December 31, 2001, our net income would have increased $191.8 million, or 54%.

Both basic and fully diluted earnings per share increased as a result of increased net income as described above and the impact of our stock repurchases under our stock repurchase program in 2002. These increases were partially offset by an increase in the number of average shares outstanding due to the stock issued in conjunction with our Trigon acquisition on July 31, 2002, and an increase in the effect of dilutive securities.

Midwest

Our Midwest segment is comprised of health benefit and related business for members in Indiana, Kentucky and Ohio. Our Midwest segment's summarized results of operations for the years ended December 31, 2002 and 2001 are as follows:

	Years Ended December 31			
	2002	2001	$ Change	% Change
	($ in Millions)			
Operating Revenue	**$6,051.4**	$5,093.0	$958.4	19%
Operating Gain	**$ 271.6**	$ 161.5	$110.1	68%
Operating Margin	**4.5%**	3.2%		130 bp
Membership (in 000s)	**5,234**	4,854	380	8%

Operating revenue increased $958.4 million, or 19%, primarily due to premium rate increases in our Local Large Group and Small Group businesses and membership increases in our Local Large Group fully-insured and Individual businesses.

Operating gain increased $110.1 million, or 68%, primarily due to improved underwriting results in our Local Large Group fully-insured and Small Group businesses. Our operating gain was also impacted by the recognition of a $15.7 million favorable adjustment for prior year reserve releases recognized in the third quarter of 2002 and an $11.2 million strengthening of reserves during the third quarter of 2001. Operating gain improvements were partially offset by a $23.0 million unfavorable adjustment recorded during the third quarter of 2002 to reflect the accrual of additional premium taxes in the state of Ohio.

Membership increased 380,000, or 8%, primarily due to additional BlueCard activity and enrollment gains in our Local Large Group fully-insured and Individual businesses. Individual sales benefited from the introduction of new, lower premium products. Our Midwest segment experienced a decrease in Local Large Group self-funded membership, which was anticipated and was a result of pricing actions designed to better align revenue with costs of services to this membership class.

East

Our East segment is comprised of health benefit and related business for members in Connecticut, New Hampshire and Maine. Our East segment's summarized results of operations for the years ended December 31, 2002 and 2001 are as follows:

	Years Ended December 31			
	2002	2001	$ Change	% Change
	($ in Millions)			
Operating Revenue	$4,151.5	$3,667.3	$484.2	13%
Operating Gain	$ 222.9	$ 128.8	$ 94.1	73%
Operating Margin	5.4%	3.5%		190 bp
Membership (in 000s)	2,434	2,260	174	8%

Operating revenue increased $484.2 million, or 13%, primarily due to premium rate increases, particularly in our Local Large Group and Small Group businesses.

Operating gain increased $94.1 million, or 73%, primarily due to improved underwriting results, particularly in our Individual and Local Large Group businesses, and an unfavorable reserve strengthening adjustment of $9.4 million recorded during the third quarter of 2001.

Membership increased 174,000, or 8%, primarily due to increased BlueCard activity and enrollment gains in our Local Large Group self-funded business. Our growth in Local Large Group self-funded business primarily resulted from changes in our Local Large Group mix of business from fully-insured to self-funded.

On February 28, 2002, a subsidiary of Anthem Insurance, Anthem Health Plans of Maine, Inc., completed its purchase of the remaining 50% ownership interest in Maine Partners Health Plan, Inc. for an aggregate purchase price of $10.6 million. We had previously consolidated the financial results of this entity in our consolidated financial statements and recorded minority interest for the percentage we did not own.

West

Our West segment is comprised of health benefit and related business for members in Colorado and Nevada. Our West segment's summarized results of operations for the years ended December 31, 2002 and 2001 are as follows:

	Years Ended December 31			
	2002	2001	$ Change	% Change
	($ in Millions)			
Operating Revenue	$920.1	$774.4	$145.7	19%
Operating Gain	$ 74.7	$ 20.1	$ 54.6	272%
Operating Margin	8.1%	2.6%		550 bp
Membership (in 000s)	836	769	67	9%

Operating revenue increased by $145.7 million, or 19%, primarily due to higher premium rates particularly in our Local Large Group fully-insured and Small Group businesses, and higher membership in our Individual business.

Operating gain increased $54.6 million to $74.7 million in 2002, primarily due to improved underwriting results in our Local Large Group fully-insured and Small Group businesses. Also contributing to the improvement was $10.9 million in favorable prior year reserve releases recorded during the third quarter of 2002. These reserve releases were offset by a $10.1 million reserve increase for case specific reserves incurred during the normal course of business.

Membership increased 67,000, or 9%, primarily due to increased BlueCard activity and higher sales in our Individual business.

Southeast

Our Southeast segment is comprised of health benefit and related business for members in Virginia, excluding the Northern Virginia suburbs of Washington D.C. Our Southeast segment's summarized results of operations for the five months ended December 31, 2002 are as follows:

	Five Months Ended December 31, 2002
	($ in Millions)
Operating Revenue	**$1,467.9**
Operating Gain	**$ 116.0**
Operating Margin	**7.9%**
Membership (in 000s)	**2,549**

Our Southeast segment was established with the acquisition of Trigon on July 31, 2002. Results of operations for this segment have been included in our consolidated financial statements from August 1, 2002 forward. These five months of operating results may not be sustainable or indicative of future performance, as we are in the early stages of transitioning business practices and policies that will govern our Southeast segment's operations. Our integration activities remain on schedule, and we expect to achieve $40.0 million to $50.0 million of synergies in 2003 and at least $75.0 million by 2004. We captured approximately $11.0 million of synergies in 2002, primarily related to corporate overhead and information technology cost savings.

Specialty

Our Specialty segment includes our group life and disability insurance benefits, pharmacy benefit management, dental and vision administration services and behavioral health benefits services. During the third quarter of 2002, we sold our third party occupational health services businesses, the operating results of which were not material to the earnings of this segment or our consolidated results. On June 1, 2002, we acquired certain assets of PRO Behavioral Health, or PRO, a Denver, Colorado-based behavioral health company in order to broaden our specialty product offerings. Results from this acquisition are included from that date forward and are not material to the operating revenue or operating gain of this segment in the year ended December 31, 2002.

Our Specialty segment's summarized results of operations for the years ended December 31, 2002 and 2001 are as follows:

	Years Ended December 31			
	2002	2001	$ Change	% Change
	($ in Millions)			
Operating Revenue	**$523.5**	$396.1	$127.4	32%
Operating Gain	**$ 50.7**	$ 32.9	$ 17.8	54%
Operating Margin	**9.7%**	8.3%		140 bp

Operating revenue increased $127.4 million, or 32%, primarily due to increased mail-order prescription volume at APM. APM launched mail-order campaigns to inform members of the benefits and convenience of using APM's mail-order pharmacy option for maintenance drugs. In addition, APM increased its penetration of our health benefits members. APM implemented its pharmacy benefit programs in our West segment and in Maine during the first six months of 2001. Excluding the impact of our TRICARE operations, mail-service prescription volume increased 29% and retail prescription volume increased 10%.

Operating gain increased $17.8 million, or 54%, primarily due to increased mail-order prescription volume and additional margin resulting from further penetration of generic drug prescriptions at APM. Improved results in the life and dental businesses also contributed to the growth in operating gain, which was modestly offset by start-up and integration expenses associated with our behavioral health, vision and dental operations.

Other

Our Other segment includes AdminaStar Federal, a subsidiary that administers Medicare programs in Indiana, Illinois, Kentucky and Ohio; elimination of intersegment revenue and expenses; and corporate expenses not allocated to operating segments. In 2001, our Other segment also contained Anthem Alliance, a subsidiary that provided the health care benefits and administration in nine states for active and retired military employees and their dependents under the Department of Defense's TRICARE program for military families. Our TRICARE operations were sold on May 31, 2001. Our summarized results of operations for our Other segment for the years ended December 31, 2002 and 2001 are as follows:

	Years Ended December 31			
	2002	2001	$ Change	% Change
	($ in Millions)			
Operating Revenue	$(123.9)	$189.5	$(313.4)	(165)%
Operating Loss	$ (91.4)	$(23.8)	$ (67.6)	(284)%

Operating revenue decreased $313.4 million to $(123.9) million in 2002 from $189.5 million in 2001. Excluding intersegment operating revenue eliminations of $302.1 million in 2002 and $214.0 million in 2001, operating revenue decreased $225.3 million, or 56%, primarily due to the sale of our TRICARE operations. Excluding our TRICARE operations from 2001 and intersegment operating revenue eliminations, operating revenue increased $37.9 million, or 27%, primarily due to revenue from our AdminaStar Federal's 1-800 Medicare Help Line contract. This contract is with CMS for our operation of the 1-800 Medicare Help Line. During the fourth quarter of 2002, CMS awarded this contract to a different company, despite our superior performance ratings earned each year since receiving the contract in 1997. We will begin transitioning this contract to the new contractor beginning April 1, 2003.

Operating loss increased $67.6 million primarily due to higher unallocated corporate expenses and the absence of TRICARE operating gain. These unallocated expenses accounted for $91.3 million in 2002 and $33.0 million in 2001. This increase in unallocated corporate expenses was primarily related to higher incentive compensation costs associated with better than expected operating results. Also contributing to this increased operating loss was the reduction in our carrying value of our investment in MedUnite.

Membership—December 31, 2001 Compared to December 31, 2000

We categorized our membership into eight different customer types: Local Large Group, Small Group, Individual, National Accounts, Medicare + Choice, Federal Employee Program, Medicaid and TRICARE. The first seven customer types are consistent with those described in the "Membership—December 31, 2002 Compared to December 31, 2001" discussion. Our TRICARE program provided managed care services to active and retired military personnel and their dependents. We sold our TRICARE business on May 31, 2001, and thus we had no TRICARE members as of December 31, 2001.

The following table presents our membership count by segment, customer type and funding arrangement as of December 31, 2001 and 2000, comparing total and same-store membership respectively. We define same-store membership as our membership at a given period end in a segment or for a particular customer or funding type, after excluding the impact of members obtained through acquisitions or lost through dispositions during such period. We believe that same-store membership counts best capture the rate of organic growth of our operations period over period. The membership data presented is unaudited and in certain instances includes estimates of the number of members represented by each contract at the end of the period, rounded to the nearest thousand.

	December 31, 2001	December 31, 2000	TRICARE Disposition	Same-Store December 31, 2000	Change	%	Same-Store Change	Same-Store %
			(In Thousands)					
Segment								
Midwest	4,854	4,582	128	4,454	272	6%	400	9%
East	2,260	2,093	—	2,093	167	8	167	8
West	769	595	—	595	174	29	174	29
Total	7,883	7,270	128	7,142	613	8%	741	10%
Customer Type								
Local Large Group	2,827	2,634	—	2,634	193	7%	193	7%
Small Group	813	775	—	775	38	5	38	5
Individual	701	650	—	650	51	8	51	8
National Accounts[1]	2,903	2,468	—	2,468	435	18	435	18
Medicare + Choice	97	106	—	106	(9)	(8)	(9)	(8)
Federal Employee Program	423	407	—	407	16	4	16	4
Medicaid	119	102	—	102	17	17	17	17
Same-Store	7,883	7,142	—	7,142	741	10%	741	10%
TRICARE	—	128	128	—	(128)	NM[2]	—	—
Total	7,883	7,270	128	7,142	613	8%	741	10%
Funding Arrangement								
Self-funded	4,052	3,481	—	3,481	571	16%	571	16%
Fully-insured	3,831	3,789	128	3,661	42	1	170	5
Total	7,883	7,270	128	7,142	613	8%	741	10%

[1] Includes BlueCard members of 1,626 as of December 31, 2001, and 1,320 as of December 31, 2000.

[2] NM = Not Meaningful.

During the year ended December 31, 2001, total membership increased 613,000, or 8%, primarily due to growth in National Accounts business and Local Large Group, including a significant increase in BlueCard activity. On a same-store basis, membership increased 741,000, or 10%.

Local Large Group membership increased 193,000, or 7%, with growth in all regions attributable to the success of our PPO products, as more employer groups desire the broad, open access to our networks provided by these products.

The 38,000, or 5%, growth in Small Group business reflects our initiatives to increase Small Group membership through revised commission structures, enhanced product offerings, brand promotion and enhanced relationships with brokers.

Medicare + Choice membership decreased as we withdrew from the Connecticut Medicare + Choice program effective January 1, 2001. At December 31, 2000, our Medicare + Choice membership in Connecticut totaled 18,000. Offsetting this decrease was growth in our Medicare + Choice membership in certain counties in Ohio, where many competitors have left the market, leaving us as one of the few remaining companies offering this product. As of January 1, 2002, we exited the Colorado Medicare + Choice market. Our 2001 membership count included 6,000 Colorado Medicare + Choice members.

Individual membership increased primarily due to new business resulting from higher sales of Individual under age 65 products, particularly in our Midwest segment.

Self-funded membership increased primarily due to our 23% increase in BlueCard membership. Fully-insured membership, excluding TRICARE, grew by 170,000 members, or 5%, from December 31, 2000, due to growth in both Local Large and Small Group businesses, as explained above.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Our consolidated results of operations for the years ended December 31, 2001 and 2000 are as follows:

	Years Ended December 31		Change	
	2001	2000	$	%
	($ in Millions, Except Per Share Data)			
Operating revenue and premium equivalents[1]	$14,057.4	$11,800.1	$2,257.3	19%
Premiums	$ 9,244.8	$ 7,737.3	$1,507.5	19%
Administrative fees	817.3	755.6	61.7	8
Other revenue	58.2	50.6	7.6	15
Total operating revenue	10,120.3	8,543.5	1,576.8	18
Benefit expense	7,814.7	6,551.0	1,263.7	19
Administrative expense	1,986.1	1,808.4	177.7	10
Total operating expense	9,800.8	8,359.4	1,441.4	17
Operating gain[2]	319.5	184.1	135.4	74
Net investment income	238.6	201.6	37.0	18
Net realized gains on investments	60.8	25.9	34.9	135
Gain on sale of subsidiary operations	25.0	—	25.0	NM[3]
Interest expense	60.2	54.7	5.5	10
Amortization of goodwill and other intangible assets	31.5	27.1	4.4	16
Demutualization expenses	27.6	—	27.6	NM[3]
Income before taxes and minority interest	524.6	329.8	194.8	59
Income taxes	183.4	102.2	81.2	79
Minority interest (credit)	(1.0)	1.6	(2.6)	NM[3]
Net income	$ 342.2	$ 226.0	$ 116.2	51%
Average basic shares outstanding (in millions)[4]	103.3	103.3	—	NM[3]
Average diluted shares outstanding (in millions)[4]	103.8	103.8	—	NM[3]
Basic net income per share[4]	$ 3.31	$ 2.19	$ 1.12	51%
Diluted net income per share[4]	$ 3.30	$ 2.18	$ 1.12	51%
Benefit expense ratio[5]	84.5%	84.7%		(20) bp[6]
Administrative expense ratio:[7]				
Calculated using total operating revenue[8]	19.6%	21.2%		(160) bp[6]
Calculated using operating revenue and premium equivalents[9]	14.1%	15.3%		(120) bp[6]
Operating margin[10]	3.2%	2.2%		100 bp[6]

[1] The self-funded claims included for the year ended December 31, 2001 were $3,937.1 million and for the year ended December 31, 2000 were $3,256.6 million.

[4] Amounts represent pro forma earnings per share including periods prior to our initial public offering. See Note 11 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

For the remaining footnote explanations, see table in the "Results of Operations—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001" discussion.

On May 31, 2001, we sold our TRICARE operations. The results of our TRICARE operations were reported in our Other segment during 2001 and included $263.2 million in operating revenue and $4.2 million in operating gain for the five months ended May 31, 2001. The results of our TRICARE operations for the year ended December 31, 2000 were $353.9 million in operating revenue and $3.9 million in operating gain, and were included partially in our Other segment and due to various intercompany reinsurance and service agreements which were in place during 2000 were partially recorded in our Midwest health business segment during 2000.

On June 5, 2000, we completed the purchase of Blue Cross and Blue Shield of Maine, or BCBS-ME. We accounted for this acquisition as a purchase and we included the net assets and results of operations in our consolidated financial statements from the date of purchase. The results of BCBS-ME for the year ended December 31, 2001 were $948.1 million in total revenue and $12.6 million in operating gain. The results of BCBS-ME from June 5, 2000 through December 31, 2000 were $489.4 million in total revenue and $8.7 million in operating gain.

Premiums increased $1,507.5 million, or 19%, in part due to our acquisition of BCBS-ME in June 2000 and the additional risk we assumed as of January 1, 2001, associated with the TRICARE business. Our subsidiary Anthem Alliance had retained 35% of the risk on its TRICARE contract as of January 1, 2000, and we increased the retention as of January 1, 2001, to 90% of the total risk for the contract. We sold the TRICARE business on May 31, 2001. Excluding our acquisition of BCBS-ME and our TRICARE operating results, premiums increased $1,089.5 million, or 15%, due to premium rate increases and higher membership in all of our health business segments.

Administrative fees increased $61.7 million, or 8%, with $30.2 million of this increase from our acquisition of BCBS-ME. Excluding our acquisition of BCBS-ME and our TRICARE operating results, administrative fees increased $112.2 million, or 20%, primarily from increased Local Large Group self-funded and BlueCard activity.

Excluding our acquisition of BCBS-ME and our TRICARE operating results, other revenue, which is comprised principally of APM's sale of mail-order drugs, increased $12.1 million, or 27%. Mail-order revenues increased primarily due to additional volume resulting from the introduction of APM as the pharmacy benefit manager at Blue Cross and Blue Shield of New Hampshire, or BCBS-NH, in late 2000 and Blue Cross and Blue Shield of Colorado and Nevada, or BCBS-CO/NV and BCBS-ME in the first six months of 2001.

Benefit expense increased $1,263.7 million, or 19%, in 2001 primarily due to our acquisition of BCBS-ME and the additional risk assumed by Anthem Alliance for TRICARE business on January 1, 2001. Excluding our acquisition of BCBS-ME and our TRICARE operating results, benefit expense increased $888.6 million, or 15%, primarily due to higher average membership and increasing cost of care. Cost of care trends were driven primarily by higher utilization of outpatient services and higher prescription drug costs. Our benefit expense ratio decreased 20 basis points from 84.7% in 2000 to 84.5% in 2001 primarily due to disciplined pricing, implementation of disease management plans and improvement in provider contracting. Excluding our acquisition of BCBS-ME and our TRICARE operating results, our benefit expense ratio decreased 40 basis points from 84.3% in 2000 to 83.9% in 2001 for the same reasons.

The following discussion summarizes our aggregate cost of care trends for the 12-month period ended December 31, 2001 for our Local Large Group and Small Group fully-insured businesses only. Cost increases have varied among segments and products. Our aggregate cost of care trend was approximately 13%, driven primarily by pharmacy and outpatient costs. After taking changes in our mix of business between regions into consideration, our aggregate cost of care trend was approximately 12%.

Pharmacy cost trends for the 12-month period ended December 31, 2001 generally averaged from 16% to 17%. The cost increases resulted from the introduction of new, higher cost drugs and higher overall utilization as a result of increases in direct-to-consumer advertising by pharmaceutical companies. In response to increasing prescription drug costs, we have implemented three-tier drug programs and expanded the use of formularies for our members.

For the 12-month period ended December 31, 2001, outpatient services cost trends generally averaged from 14% to 15%. These increases resulted from both increased utilization and higher unit costs. Increased outpatient utilization reflects an industry-wide trend toward a broader range of medical procedures being performed without overnight hospital stays, as well as an increasing customer awareness of and demand for diagnostic procedures such as magnetic resonance imagings, or MRIs. In addition, improved medical technology has allowed more complicated medical procedures to be performed on an outpatient basis rather than on an inpatient (hospitalized) basis, increasing both outpatient utilization rates and unit costs.

For the 12-month period ended December 31, 2001, professional services cost trends generally averaged from 11% to 12%. These increases resulted from both increased utilization and higher unit costs.

For the 12-month period ended December 31, 2001, inpatient services trends were approximately 11%. This increase was due to re-negotiation of provider contracts and higher overall utilization, particularly for cardiac services admissions. Hospitals have taken a more aggressive stance in their contracting with health insurance companies as a result of reduced hospital reimbursements from Medicare and pressure to recover the costs of additional investments in new medical technology and facilities.

Administrative expense increased $177.7 million, or 10%, in 2001, which includes the impacts of our acquisition of BCBS-ME and our TRICARE operating results. Excluding our acquisition of BCBS-ME and our TRICARE operating results, administrative expense increased $194.0 million, or 12%, primarily due to higher commissions and premium taxes, which vary with premium, higher salary and benefit costs, additional costs associated with higher membership and investments in technology. Our administrative expense ratio, calculated using operating revenue and premium equivalents, decreased 120 basis points primarily due to operating revenue increasing faster than administrative expense.

Net investment income increased $37.0 million, or 18%, primarily due to our higher investment portfolio balances. The higher portfolio balances included net cash generated from operations, as well as cash generated from improved balance sheet management, such as quicker collection of receivables and liquidation of non-strategic assets. Excluding the investment income earned by BCBS-ME and TRICARE, net investment income increased $31.7 million, or 16%. As returns on fixed maturity portfolios are dependent on market interest rates and changes in interest rates are unpredictable, there is no certainty that past investment performance will be repeated in the future.

Net realized gains on investments increased $34.9 million, or 135%. A summary is as follows:

	Years Ended December 31			
	2001	2000	$ Change	% Change
	($ in Millions)			
Net realized gains from the sale of equity securities	$ 69.0	$ 43.5	$ 25.5	59%
Net realized gains (losses) from the sale of fixed maturity securities	20.7	(17.6)	38.3	NM[3]
Other than temporary impairments	(28.9)	—	(28.9)	NM[3]
Net realized gains on investments	$ 60.8	$ 25.9	$ 34.9	135%

In 2001, the net realized gains from the sale of equity securities primarily consisted of $65.2 million of gains resulting from the restructuring of our equity portfolio into fixed maturity securities and equity index funds in the early to mid third quarter of 2001. During the second quarter of 2001, we recognized $28.9 million of losses on equity securities as other than temporary impairment. Net gains or losses on investments are influenced by market conditions when an investment is sold, and will vary from year to year.

Our gain on the sale of subsidiary operations of $25.0 million in 2001 relates to the sale of our TRICARE operations on May 31, 2001.

Interest expense increased $5.5 million, or 10%, primarily reflecting the issuance of our 6.00% Equity Security Units on November 2, 2001 and the commitment fee associated with our new $800.0 million line of credit.

Amortization of goodwill and other intangible assets increased $4.4 million, or 16%, primarily due to amortization expense associated with our acquisition of BCBS-ME. As we adopted FAS 142 on January 1, 2002, this standard did not have any effect on these results. See Notes 1, 2 and 3 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 for additional information concerning our adoption of FAS 142.

Demutualization expenses associated with our conversion from a mutual insurance company to a stockholder-owned company on November 2, 2001 totaled $27.6 million in 2001.

Income tax expense increased $81.2 million, or 79%, primarily due to higher income before taxes. Our effective income tax rate in 2001 was 35.0% and was 31.0% in 2000. Our rate was lower than the statutory effective tax rate in 2000 primarily as a result of changes in our deferred tax valuation allowance. Our effective tax rate increased in 2001 primarily due to the non-deductibility of demutualization expenses and a portion of goodwill amortization for income tax purposes.

Net income increased $116.2 million, or 51%, primarily due to the improvement in our operating results, net realized capital gains, gain on sale of subsidiary operations and higher investment income. Excluding the gain on the sale of our TRICARE business ($16.3 million after tax), net realized gains on investments and demutualization expenses, net income increased $105.0 million, or 51%.

Both basic and fully diluted earnings per share increased as a result of increased net income as described above. December 31, 2001 and 2000 amounts represent pro forma earnings per share, which includes earnings prior to our initial public offering. See Note 11 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Midwest

Our Midwest segment is comprised of health benefit and related business for members in Indiana, Kentucky and Ohio. Our Midwest segment's summarized results of operations for the years ended December 31, 2001 and 2000 are as follows:

	Years Ended December 31			
	2001	2000	$ Change	% Change
	($ in Millions)			
Operating Revenue	$5,093.0	$4,460.5	$632.5	14%
Operating Gain	$ 161.5	$ 87.8	$ 73.7	84%
Operating Margin	3.2%	2.0%		120 bp
Membership (in 000s)	4,854	4,454[1]	400	9%

[1] Excludes 128,000 TRICARE members.

Operating revenue increased $632.5 million, or 14%, due primarily to premium rate increases in our Local Large Group and Small Group businesses and the effect of higher average membership in our Medicare + Choice business.

Operating gain increased $73.7 million, or 84%, resulting in an operating margin of 3.2% at December 31, 2001, a 120 basis point improvement from the year ended December 31, 2000. This improvement was primarily due to revenue growth and effective expense control. Administrative expense increased at a slower rate than premiums as we gained operating efficiencies and leveraged our fixed costs over higher membership.

Our Midwest segment assumed a portion of the risk for Anthem Alliance's TRICARE contract until December 31, 2000. Effective January 1, 2001, Anthem Alliance reassumed this risk. For the year ended December 31, 2000, our Midwest segment received $122.1 million of premium income, no administrative fees or other income, incurred $113.8 million of benefit expense and $7.4 million of administrative expense, resulting in a $0.9 million operating gain on the TRICARE contract. We also had 128,000 TRICARE members included in our Midwest segment's membership at December 31, 2000, and no members at December 31, 2001.

Excluding TRICARE, membership increased 400,000, or 9%, primarily due to higher BlueCard activity, higher sales in National Accounts business and higher sales and favorable retention of Local Large Group business.

East

Our East segment is comprised of health benefit and related business for members in Connecticut, New Hampshire and Maine. BCBS-ME is included from its acquisition date of June 5, 2000. Our East segment's summarized results of operations for the years ended December 31, 2001 and 2000 are as follows:

	Years Ended December 31			
	2001	2000	$ Change	% Change
	($ in Millions)			
Operating Revenue	$3,667.3	$2,921.9	$745.4	26%
Operating Gain	$ 128.8	$ 103.8	$ 25.0	24%
Operating Margin	3.5%	3.6%		(10) bp
Membership (in 000s)	2,260	2,093	167	8%

Operating revenue increased $745.4 million, or 26%. Excluding our acquisition of BCBS-ME in June 2000 and the effect of our exit from the Medicare + Choice business in Connecticut on January 1, 2001, operating revenue increased $449.0 million, or 20%, primarily due to premium rate increases in our Local Large Group business and higher average membership in our Local Large Group and Small Group businesses.

Operating gain increased $25.0 million, or 24%, primarily due to improved underwriting results in our Local Large Group fully-insured business, exiting the Medicare + Choice market in Connecticut, and higher overall membership. Operating margin decreased 10 basis points primarily due to the relatively lower margins on our Maine business.

Membership increased 167,000, or 8%, primarily due to increased sales of Local Large Group business and growth in BlueCard activity. Local Large Group sales in our East segment increased primarily due to the withdrawal of two of our largest competitors from the New Hampshire and Maine markets.

West

Our West segment is comprised of health benefit and related business for members in Colorado and Nevada. Our West segment's summarized results of operations for the years ended December 31, 2001 and 2000 are as follows:

	Years Ended December 31			
	2001	2000	$ Change	% Change
	($ in Millions)			
Operating Revenue	$774.4	$622.4	$152.0	24%
Operating Gain	$ 20.1	$ 2.5	$ 17.6	704%
Operating Margin	2.6%	0.4%		220 bp
Membership (in 000s)	769	595	174	29%

Operating revenue increased $152.0 million, or 24%, primarily due to higher premium rates designed to bring our pricing in line with cost of care and higher membership in our Local Large Group and Small Group businesses.

Operating gain increased $17.6 million to $20.1 million in 2001, primarily due to improved underwriting performance as a result of premium rate increases exceeding cost of care increases and higher average membership. This improvement in our operating gain resulted in a 220 basis point increase in operating margin to 2.6% in 2001.

Membership increased 174,000, or 29%, due to increased BlueCard activity, higher sales in Local Large Group and Small Group businesses and favorable retention in National Accounts business. We exited the Medicare + Choice market in Colorado effective January 1, 2002. At December 31, 2001, our Medicare + Choice membership in Colorado was approximately 6,000.

We entered into an agreement with Sloan's Lake HMO in Colorado for the conversion of Sloan's Lake HMO business effective January 1, 2001. The terms of the agreement include payment to Sloan's Lake for each member selecting our product at the group's renewal date and continuing as our member for a minimum of nine months. Through December 31, 2001, we added approximately 35,000 members from Sloan's Lake.

Specialty

Our Specialty segment includes our group life and disability insurance benefits, pharmacy benefit management, dental and vision administration services and third party occupational health services. Our Specialty segment's summarized results of operations for the years ended December 31, 2001 and 2000 are as follows:

	Years Ended December 31			
	2001	2000	$ Change	% Change
	($ in Millions)			
Operating Revenue	$396.1	$332.3	$63.8	19%
Operating Gain	$ 32.9	$ 24.9	$ 8.0	32%
Operating Margin	8.3%	7.5%		80 bp

Operating revenue increased $63.8 million, or 19%, primarily due to higher revenue at APM. APM's operating revenue grew primarily due to increased mail-order prescription volume and the implementation of APM's pharmacy benefit programs beginning in 2001 by BCBS-CO/NV and BCBS-ME, and in late 2000 by BCBS-NH. Mail-service membership increased 28%, while retail-service membership decreased 13%. Mail-service prescription volume increased 38% and retail prescription volume increased 31%. This growth more than offset the effect of the termination of a special funding arrangement with a large life group on December 31, 2000, which decreased premiums by $28.8 million, or 23%. This group accounted for $35.9 million of life and disability premiums for 2000 and contributed very low margins to our Specialty segment's profitability.

Operating gain increased $8.0 million, or 32%, primarily due to increased mail-order prescription volume at APM. Improved APM results, coupled with the termination of the large life group, resulted in an 80 basis point increase in our operating margin to 8.3%.

Other

Our Other segment includes AdminaStar Federal, a subsidiary that administers Medicare programs in Indiana, Illinois, Kentucky and Ohio; elimination of intersegment revenue and expenses; corporate expenses not allocated to operating segments; and Anthem Alliance. Anthem Alliance was a subsidiary that provided the health care benefits and administration in nine states for active and retired military employees and their dependents under the Department of Defense's TRICARE program for military families until our TRICARE business was sold on May 31, 2001. Our summarized results of operations for our Other segment for the years ended December 31, 2001 and 2000 are as follows:

	Years Ended December 31			
	2001	2000	$ Change	% Change
	($ in Millions)			
Operating Revenue	$189.5	$206.4	$(16.9)	(8)%
Operating Loss	$(23.8)	$(34.9)	$ 11.1	32%

Operating revenue decreased $16.9 million, or 8%, to $189.5 million in 2001. Excluding intersegment operating revenue eliminations of $214.0 million in 2001 and $151.7 million in 2000, operating revenue increased $45.4 million, or 13%, primarily due to an increase in premiums resulting from the additional risk assumed as of January 1, 2001, by our TRICARE operations before its sale on May 31, 2001.

Certain corporate expenses are not allocated to our business segments. These unallocated expenses accounted for $33.0 million in 2001 and $39.9 million in 2000, and primarily included such items as unallocated incentive compensation associated with better than expected performance. Excluding unallocated corporate expenses, operating gain was $9.2 million in 2001 versus $5.0 million in 2000.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Application of these accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes and within this Management's Discussion and Analysis. We consider some of our most important accounting policies that require estimates and management judgment to be those policies with respect to liabilities for unpaid life, accident and health claims, income taxes, goodwill and other intangible assets, our investment portfolio and retirement benefits, which are discussed below. Our significant accounting policies are also summarized in Note 1 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Liability for Unpaid Life, Accident and Health Claims

The most significant accounting estimate in our consolidated financial statements is our liability for unpaid life, accident and health claims. This liability was $1,826.0 million and represented 26% of our total consolidated liabilities at December 31, 2002. We record this liability and the corresponding benefit expense for pending claims and claims that are incurred but not reported. Pending claims are those received by us, but not yet processed through our systems. We determine the amount of this liability for each of our business segments by following a detailed process that entails using both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. We also look back to assess how our prior periods' estimates developed. To the extent appropriate, changes in such development are recorded as a change to current period claims expense. Since the average life of most claims is just a few months, current medical cost trends and utilization patterns are very important in our estimate of claims liabilities. For information regarding our cost trends, refer to the discussion of benefit expenses included within this Management's Discussion and Analysis.

In addition to the pending claims and incurred but not reported claims, the liability for unpaid life, accident and health claims includes reserves for premium deficiency losses. The premium deficiency losses are recognized when it is probable that expected claims and loss adjustment expenses will exceed future premiums on existing health and other insurance contracts without consideration of investment income. For purposes of premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts.

Management constantly reviews its assumptions regarding our claims liabilities, and makes adjustments to claims expense recorded, if necessary, in the period it deems appropriate. If it is determined that management's assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be impacted in future periods. Adjustments of prior year estimates may result in additional benefit expense or a reduction of benefit expense in the period an adjustment is made. Further, due to the considerable variability of health care costs, adjustments to claims liabilities occur each quarter and are sometimes significant as compared to the total expense recorded in that quarter.

Note 8 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 provides historical information regarding the accrual and payment of our unpaid claims liability. Components of the total incurred claims for each year include amounts accrued for current year estimated claims expense as well as adjustments to prior year estimated accruals.

In Note 8, the line labeled "incurred related to prior years" accounts for those adjustments made to prior year estimates. The impact of any reduction of "incurred related to prior years" claims may be offset as we re-establish the "incurred related to current year". Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for our claims within a level of confidence required to meet actuarial standards. Thus, only when the release of a prior year reserve is not offset with the same level of conservatism in estimating the current year reserve will the redundancy reduce benefit expense. When we recognize a release of the redundancy, we disclose the amount that is other than our normal release being experienced. An example of a redundancy release is discussed in the "Results of Operations—Year Ended December 31, 2002 and 2001" included elsewhere in this Management Discussion and Analysis.

We believe we have consistently applied this methodology in determining our best estimate for unpaid claims liability each year. This is demonstrated by comparing prior year redundancies to total incurred claims recorded in each past year. This metric was 1.3% in 2000, 1.5% in 2001 and 1.9% at the end of 2002. When this metric remains constant or increases, it is an indication of the consistency of our reserving procedures and policies.

Additional review of Note 8 indicates that we are paying claims faster. The percentage of claims paid in the same year as they were incurred increased to 84.3% in 2002 compared with 83.1% in 2001 and 81.3% in 2000. This is primarily attributable to our implementation of new systems and improved electronic connectivity with our networks. As a result of our improved connectivity we are able to adjudicate and pay claims more swiftly.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. This standard requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at tax rates enacted at the time the deferred tax asset or liability is recorded. A valuation allowance must be established for deferred tax assets if it is "more likely than not" that all or a portion may be unrealized.

At each quarterly financial reporting date, we assess the adequacy of the valuation allowance by evaluating each of our deferred tax assets based on the key elements that follow:

- the types of temporary differences that created the deferred tax asset;
- the amount of taxes paid in prior periods and available for a carry-back claim;
- the forecasted future taxable income and therefore likely future deduction of the deferred tax item; and
- any significant other issues impacting the likely realization of the benefit of the temporary differences.

During 2002, based on our quarterly assessments of the valuation allowance it was determined that the only items that require a valuation allowance are those that relate to specific deferred tax temporary differences and not those that relate to the anticipation of future taxable income. This determination was due to the levels of taxable income reported on our 2001 tax return, income generated during 2002 and taxable income expected in future periods. As a result of this determination, during 2002, we reduced our valuation allowance. The net decrease in the valuation allowance for 2002 was $112.4 million. During 2002, $18.0 million of the change in the valuation allowance was recorded as a reduction to goodwill. This postacquisition adjustment resulted from recognition of deferred tax assets previously determined to be unrealizable. Because of uncertainties including industry-wide issues regarding both the timing and the amount of deductions, we recorded a $57.2 million deferred tax liability. We also recorded a reduction to income tax expense of $37.2 million. This reduction contributed to a reduced effective tax rate of 31.6%.

To the extent we prevail in matters we have accrued for or are required to pay more than reserved, our future effective tax rate and net income in any given period could be materially impacted. In addition, the Internal Revenue Service continues its examination of two of our five open tax years.

For additional information, see Note 12 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Goodwill and Other Intangible Assets

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 141, *Business Combinations*, and Statement of Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. FAS 141 requires business combinations completed after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

On July 31, 2002, we completed our purchase of 100% of the outstanding stock of Trigon. In accordance with FAS 141, we allocated the purchase price to the fair value of assets acquired and liabilities assumed, including identifiable intangible assets. The allocation resulted in $2,166.6 million of estimated non-tax deductible goodwill and $1,172.7 million of acquired intangible assets. Following this acquisition, our consolidated goodwill at December 31, 2002 was $2,484.9 million and intangible assets were $1,274.6 million. The sum of goodwill and intangible assets represented 31% of our total consolidated assets at December 31, 2002.

Under FAS 142, goodwill and other intangible assets (with indefinite lives) will not be amortized but will be tested for impairment at least annually. We completed our transitional impairment test of existing goodwill and other intangible assets (with indefinite lives) during the second quarter of 2002. In addition, we completed our annual impairment test of goodwill and other intangible assets (with indefinite lives) during the fourth quarter of 2002. Based upon these tests we have not incurred any impairment losses related to any intangible assets.

While we believe we have appropriately allocated the purchase price of our acquisitions, this allocation requires many assumptions to be made regarding the fair value of assets and liabilities acquired. In addition, the annual impairment testing required under FAS 142 requires us to make assumptions and judgments regarding the estimated fair value of our goodwill and intangibles. Such assumptions include the present value discount factor used to determine the fair value of a reporting unit, which is ultimately used to identify potential goodwill impairment. Such estimated fair values might produce significantly different results if other reasonable assumptions and estimates were to be used. Because of the amounts of goodwill and other intangible assets included in our consolidated balance sheet, the impairment analysis is significant. If we are unable to support a fair value estimate in future annual impairment tests, we may be required to record impairment losses against future income.

For additional information, see Note 3 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Investments

Total investment securities were $5,948.1 million at December 31, 2002 and represented 48% of our total consolidated assets at December 31, 2002. Our fixed maturity and equity securities are classified as "available-for-sale" securities and are reported at fair value. We have determined that all investments in our portfolio are available to support current operations, and accordingly, have classified such securities as current assets. Investment income is recorded when earned, and realized gains or losses, determined by specific identification of investments sold, are included in income when sold.

We evaluate our investment securities on a quarterly basis, using both quantitative and qualitative factors, to determine whether a decline in value is other than temporary. Such factors considered include the length of time and the extent to which a security's market value has been less than its cost, financial condition and near term prospects of the issuer, recommendations of investment advisors, and forecasts of economic, market or industry trends. If any declines are determined to be other than temporary, we charge the losses to income when that determination is made. The current economic environment and recent volatility of securities markets increase the difficulty of determining fair value and assessing investment impairment. The same influences tend to increase the risk of potentially impaired assets. Management believes it has adequately reviewed for impairment and that its investment securities are carried at fair value. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities, which could change management's judgment regarding impairment. This could result in realized losses relating to other than temporary declines being charged against future income.

Through our investing activities, we are exposed to financial market risks, including those resulting from changes in interest rates and changes in equity market valuations. Our primary objective is the preservation of the asset base and maximization of portfolio income given an acceptable level of risk. We manage the market risks through our investment policy, which establishes credit quality limits and percentage amount limits of investments in individual issuers. If we are unable to effectively manage these risks, it could have an impact on our future earnings and financial position.

The unrealized losses of $7.8 million on our fixed maturity securities at December 31, 2002 were substantially related to interest rate changes. We expect the scheduled principal and interest payments will be realized. Our equity securities are comprised of indexed mutual funds and the unrealized losses of $38.6 million at December 31, 2002 were a result of the current market fluctuations and are deemed to be temporary.

For additional information, see "Quantitative and Qualitative Disclosures about Market Risk" and Note 4 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Retirement Benefits

Pension Benefits

We sponsor defined benefit pension plans for our employees, and account for these plans in accordance with FAS 87, *Employers' Accounting for Pensions*, which requires that amounts recognized in financial statements be determined on an actuarial basis. As permitted by FAS 87, we use a calculated value of plan assets (described below). Further, the effects on our computation of pension expense of the performance of the pension plans' assets and changes in pension liabilities are amortized over future periods.

The most important factor in determining our pension expense is the expected return on plan assets. During 2002, we lowered our expected rate of return on plan assets to 8.50% (from 9.00% for 2002 expense recognition). We believe our assumption of future returns of 8.50% is reasonable. This assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over three years. This produces the expected return on plan assets that is included in pension expense. The difference between this expected return and the actual return on plan assets is deferred over three years. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension expense. The plan assets have earned a rate of return substantially less than 8.50% over the last two years. Should this trend continue, future pension expense would likely increase.

At the end of each year, we determine the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. Our discount rate is developed using a benchmark rate of the Moody's Aa Corporate Bonds index at our measurement date (September 30, 2002). At our measurement date, we selected a discount rate of 6.75%. Changes in the discount rates over the past three years have not materially affected pension expense, and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred and amortized in accordance with FAS 87.

At December 31, 2002, our consolidated prepaid pension asset was $146.2 million, an increase from $60.5 million at December 31, 2001. The increase was primarily due to our funding of the Anthem Cash Balance Pension Plan in the amount of $136.9 million during the third quarter of 2002. For the year ended December 31, 2002, we recognized consolidated pretax pension expense of $14.3 million, a slight increase from $10.5 million for the year ended December 31, 2001.

Other Postretirement Benefits

We provide most employees certain life, medical, vision and dental benefits upon retirement. We use various actuarial assumptions including the discount rate and the expected trend in health care costs to estimate the costs and benefit obligations for our retiree health plan.

Our discount rate is developed using a benchmark rate of the Moody's Aa Corporate Bonds index at our measurement date (September 30, 2002). At our measurement date, we selected a discount rate of 6.75%.

The health care cost trend rate used in measuring the other benefit obligations is generally 10% in 2002, decreasing 1% per year to 5% in 2007.

New Accounting Pronouncements

During 2002, we adopted Statement of Financial Accounting Standards No. 141, *Business Combinations* and Statement of Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. See "Goodwill and Other Intangible Assets" above and for additional information regarding the pro forma effect of adopting these statements, see Note 3 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

There were no other new accounting pronouncements issued during 2002 that had a material impact on our financial position or operating results.

Liquidity and Capital Resources

Introduction

Our cash receipts consist primarily of premiums, administrative fees, investment income, other revenue and proceeds from the sale or maturity of our investment securities. Cash disbursements result mainly from benefit expenses, administrative expenses, taxes, purchase of investment securities and interest expense. Cash outflows fluctuate with the amount and timing of settlement of these expenses. As such, any future decline in our profitability would likely have some negative impact on our liquidity.

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable investment and financing within the overall constraints of our financial strategy.

A substantial portion of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash that exceeds our near term obligations in longer term marketable fixed maturity securities, to improve our overall investment income returns. Our investment strategy is to make investments consistent with insurance statutes and other regulatory requirements, while preserving our asset base. Our investments are available for sale to meet liquidity and other needs. Excess capital is paid in the form of dividends by subsidiaries to their respective parent companies for general corporate use, annually as permitted by applicable regulations.

The availability of financing in the form of debt or equity is influenced by many factors including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. We have access to $1.0 billion of revolving credit facilities, which allow us to maintain further operating and financial flexibility.

Liquidity—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

During 2002, net cash flow provided by operating activities was $991.1 million, an increase of $336.5 million, or 51%, over 2001. The increase is a reflection of our improved net income. Higher non-cash expenses such as depreciation and amortization, as well as favorable changes in our operating assets and liabilities complemented this increased net income to generate improved cash flow from operations.

Net cash flow used in investing activities was $1,411.9 million in 2002, compared to $498.1 million in 2001, an increase of $913.8 million. The table below outlines where the changes between the two years occurred:

Increase in purchases of subsidiaries	$(785.5)
Decrease in proceeds from sales of subsidiaries	(44.1)
Increase in net purchases of investments	(40.9)
Increase in net purchases and proceeds from sale of property and equipment	(43.3)
Total increase in cash used in investing activities	$(913.8)

The increase in subsidiary purchases resulted primarily from the Trigon acquisition in 2002, for which we paid $772.4 million in net cash. Cash acquired on Trigon's balance sheet was $362.2 million, which partially offset $1,134.6 million used for the purchase price and transaction costs. The net decline in cash received from divestitures between the two years reflects proceeds from the sale of TRICARE in 2001, which did not occur in 2002. The purchase of investment securities increased as operating cash was moved into our investment portfolio. The increased property and equipment purchases include $24.6 million of expenditures made by Trigon following the acquisition date. The remainder of the increased property purchases resulted from investments in computer technology and software.

Net cash flow provided by financing activities was $709.3 million in 2002 compared to $46.6 million in 2001. On July 31, 2002, Anthem issued $950.0 million of long-term senior unsecured notes ($150.0 million of 4.875% notes due 2005, and $800.0 million of 6.800% notes due 2012). The net proceeds of $938.5 million from the note offering were used to pay a portion of the approximately $1,134.5 million of cash consideration and expenses associated with Anthem's acquisition of Trigon. In addition, $30.9 million of proceeds resulted from the issuance of common stock related to the exercise of stock options and through the employee stock purchase program. We used $256.2 million to repurchase our common stock during 2002. The $46.6 million of cash provided by financing activities during 2001 is related to the demutualization and initial public offering, which is described below in "Liquidity—Year Ended December 31, 2001 Compared to Year Ended December 31, 2000."

Liquidity—Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net cash flow provided by operating activities was $654.6 million for the year ended December 31, 2001, and $684.5 million for the year ended December 31, 2000, a decrease of $29.9 million, or 4%. In both 2001 and 2000, net cash flow provided by operating activities was impacted by better balance sheet management resulting from the conversion of certain operating assets, such as receivables and investments in non-strategic assets, to cash. As the continuing focus on balance sheet management began in early 2000, our cash flow provided by operating activities in 2000 was unusually high. During 2001, demutualization expenses of $27.6 million were incurred relating to our conversion to a stockholder owned company. Also during 2001, incentive compensation payments were made which had been accrued over the previous three years. Neither of these items occurred during 2000.

Net cash used in investing activities was $498.1 million for the year ended December 31, 2001, and $761.1 million for the year ended December 31, 2000, a decrease of $263.0 million, or 35%. The table below outlines where the changes between the two years occurred:

Decrease in purchases of subsidiaries	$ 81.0
Increase in proceeds from sales of subsidiaries	39.6
Decrease in net purchases of investments	146.9
Decrease in net purchases and proceeds from sale of property and equipment	(4.5)
Total decrease in cash used in investing activities	$263.0

The decrease in purchase of subsidiaries reflects the cash used to purchase BCBS-ME in 2000, which did not occur again in 2001. The increase in proceeds from sale of subsidiaries resulted from the sale of our TRICARE operations in 2001. The decreased net purchase of investments was primarily a result of our direction to investment mangers to maintain greater liquidity at December 31, 2001 as compared to December 31, 2000. The slight decline in the purchase of property and equipment reflects the sale of our TRICARE operations, which had minimum property additions in 2001 as compared to the prior year, and higher levels of purchases for furniture and capitalized software in 2000.

Net cash provided by financing activities was $46.6 million for the year ended December 31, 2001, and $75.5 million for the year ended December 31, 2000, a decrease of $28.9 million, or 38%.

The $46.6 million of cash provided by financing activities in 2001 included net proceeds received from our initial public offering, after making payments to eligible statutory members.

On November 2, 2001, Anthem Insurance Companies, Inc. ("Anthem Insurance") converted from a mutual insurance company to a stock insurance company in a process known as a demutualization. Effective with the demutualization, Anthem, Inc. ("Anthem") completed an initial public offering of 55.2 million shares of common stock at an initial public offering price of $36.00 per share. The shares issued in the initial public offering are in addition to 48.1 million shares of common stock (which will ultimately vary slightly as all distribution issues are finalized) distributed to eligible statutory members in the demutualization. Concurrent with our initial public offering of common stock, we issued 4.6 million 6.00% Equity Security Units at $50.00 per unit.

After an underwriting discount and other offering expenses, net proceeds from our common stock offering were approximately $1,890.4 million (excluding demutualization expenses of $27.6 million). After underwriting discount and expenses, net proceeds from our Units offering were approximately $219.8 million. In December 2001, proceeds from our common stock and Units offerings in the amount of $2,063.6 million were used to fund payments to eligible statutory members of Anthem Insurance who received cash instead of common stock in our demutualization.

Our 2000 financing activities of $75.5 million consisted of $295.9 million net proceeds received from the issuance of $300.0 million of surplus notes on a discounted basis, less $220.4 million repayment of bank debt.

Financial Condition

We maintained a strong financial condition and liquidity position, with consolidated cash and investments of $6.6 billion at December 31, 2002. Total cash and investments increased by $2.2 billion since December 31, 2001, primarily resulting from our acquisition of Trigon and strong cash flows from operations, partially offset by cash used for stock repurchases.

Many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. During 2002, Anthem received $702.0 million of dividends from its subsidiaries. At December 31, 2002, Anthem held approximately $200.0 million of our $6.6 billion of cash and investments. This is available for general corporate use, including investment in our businesses, acquisitions, share and debt repurchases and interest payments.

Our consolidated debt-to-total-capital ratio (calculated as the sum of debt divided by the sum of debt plus shareholders' equity) was 24.7% as of December 31, 2002 and 28.4% as of December 31, 2001. We expect to maintain our debt-to-total-capital ratio at 25% or less. At these levels, we believe our cost of capital and return on shareholders' equity is optimized, while maintaining a sufficient level of leverage and liquidity.

Our senior debt is rated "BBB+" by Standard & Poor's, "A-" by Fitch, Inc., "Baa2" by Moody's Investor Service, Inc. and "a-" by AM Best Company, Inc. Consistent with our intention of maintaining our senior debt investment grade ratings, we intend to maintain our debt-to-total-capital ratio at 25% or less. A significant downgrade in our debt could adversely affect our borrowing capacity and costs.

Future Sources and Uses of Liquidity

On July 2, 2002, Anthem Insurance amended and restated its revolving lines of credit with its lender group to make Anthem the borrower and to increase the available borrowings to $1.0 billion. Under one facility, which expires November 5, 2006, Anthem may borrow up to $400.0 million. Under the other facility, which expires July 1, 2003, Anthem may borrow up to $600.0 million. Any amounts outstanding under this facility at July 1, 2003 (except amounts which bear interest rates determined by a competitive bidding process) convert to a one-year term loan at Anthem's option. Anthem's ability to borrow under these credit facilities is subject to compliance with certain covenants. We were in compliance with these covenants as of December 31, 2002.

Anthem Insurance's two previous revolving credit facilities totaling $800.0 million were terminated on July 2, 2002, as well as the two credit agreements entered into in February 2002, allowing for $135.0 million of additional borrowings. In addition to the revolving credit facilities, at December 31, 2001, Anthem Insurance had a commercial paper program which was discontinued as of July 2, 2002. No amounts were outstanding under the current or prior facilities as of December 31, 2002 or 2001.

On December 18, 2002, Anthem filed a shelf registration with the SEC to register any combination of debt or equity securities in one or more offerings up to an aggregate amount of $1.0 billion. Specific information regarding terms of the offering and the securities being offered will be provided at the time of the offering. Proceeds from any offering will be used for general corporate purposes, including the repayment of debt, investments in our subsidiaries or the financing of possible acquisitions or business expansion.

On January 27, 2003, the Board of Directors authorized management to establish a $1.0 billion commercial paper program. Proceeds from any future issuance of commercial paper may be used for general corporate purposes, including the repurchase of debt and common stock of Anthem.

As discussed above, many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid. Based upon these requirements, we are expecting approximately $425.0 million of dividends to be paid to Anthem during 2003.

In 2002, our board of directors authorized, a $400.0 million stock repurchase program, which ended February 2003. Repurchases could be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2002, we repurchased 4.1 million shares at an aggregate cost of approximately $256.2 million. In 2003, the board of directors authorized us to repurchase up to $500.0 million of stock under a new program that will expire in February 2005. Under the new program, repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing.

Anthem Southeast has started a four-year, estimated $84.0 million building construction project to expand its regional offices in Richmond, Virginia. The expansion plan includes construction of a four-story, 308,000-square-foot building to house the operations center and major renovation to Trigon's existing headquarter building. Construction for the new building began in 2001, with completion scheduled for mid-2003. Renovations of the current facility will begin once the new building is completed with a scheduled completion date in 2005. The project will be funded using internal cash and investments. There are currently no other commitments for major capital expenditures to support existing business. Through December 31, 2002, we have capitalized $36.1 million related to the ongoing construction. In addition, we have recorded capitalized interest of $0.8 million, bringing the total amount included in work-in-progress as of December 31, 2002 to $36.9 million.

We currently have an acquisition pending with BCBS-KS for a purchase price of $190.0 million. See the "Significant Transactions" section of this discussion for additional details.

For additional information on our future debt maturities and lease commitments, see Notes 5 and 14 to our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Risk-Based Capital

Our regulated subsidiaries' states of domicile have statutory risk-based capital, or RBC, requirements for health and other insurance companies largely based on the NAIC's RBC Model Act. These RBC requirements are intended to measure capital adequacy, taking into account the risk characteristics of an insurer's investments and products. The NAIC sets forth the formula for calculating the RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual insurance company's business. In general, under this Act, an insurance company must submit a report of its RBC level to the state insurance department or insurance commissioner, as appropriate, at the end of each calendar year. Our risk-based capital as of December 31, 2002, which was the most recent date for which reporting was required, was in excess of all mandatory RBC thresholds. In addition to exceeding the RBC requirements, we are in compliance with the liquidity and capital requirements of a licensee of the Blue Cross Blue Shield Association.

This management's discussion and analysis contains certain forward-looking information. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)", "estimate(s)", "should", "intend(s)" and similar expressions are intended to identify forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties may include: trends in healthcare costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; an increased level of debt; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to achieve expected synergies and operating efficiencies from the Trigon acquisition and to successfully integrate our operations; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

About Market Risk

As a result of our investing and borrowing activities, we are exposed to financial market risks, including those resulting from changes in interest rates and changes in equity market valuations. Potential impacts discussed below are based upon sensitivity analyses performed on Anthem's financial positions as of December 31, 2002. Actual results could vary from these estimates. Our primary objective is preserving the asset base, maximizing investment income, and achieving an appropriate return commensurate with an acceptable level of risk.

Our portfolio is exposed to three primary sources of risk: interest rate risk, credit risk, and market valuation risk for equity holdings.

The primary risks associated with our fixed maturity securities are credit quality risk and interest rate risk. Credit quality risk is defined as the risk of a credit downgrade to an individual fixed income security and the potential loss attributable to that downgrade. We manage this risk through our investment policy, which establishes credit quality limitations on the overall portfolio as well as diversification and percentage limits on securities of individual issuers. Since we are advised of circumstances surrounding credit rating downgrades, we are able to promptly avoid or minimize exposure to losses by selling the subject security. The result is a well-diversified portfolio of fixed income securities, with an average credit rating of approximately AA. Interest rate risk is defined as the potential for economic losses on fixed rate securities, due to a change in market interest rates. Our fixed maturity portfolio consists exclusively of U.S. dollar-denominated assets, invested primarily in U.S. government securities, corporate bonds, asset-backed bonds and mortgage-related securities, all of which represent an exposure to changes in the level of market interest rates. We manage interest rate risk by maintaining a duration commensurate with our insurance liabilities and shareholders' equity. Additionally, we have the capability of holding any security to maturity, which would allow us to realize full par value. Our investment policy prohibits use of derivatives to manage interest rate risk.

Our portfolio consists of corporate securities (approximately 40% of the total fixed income portfolio at December 31, 2002) which are subject to credit/default risk. In a declining economic environment, corporate yields will usually increase prompted by concern over the ability of corporations to make interest payments, thus causing a decrease in the price of corporate securities, and the decline in value of the corporate fixed income portfolio. This risk is managed through fundamental credit analysis, diversification of issuers and industries and an average credit rating of the corporate fixed income portfolio of approximately AA.

Our equity portfolio is exposed to the volatility inherent in the stock market, driven by concerns over economic conditions, earnings and sales growth, inflation, and consumer confidence. These systematic risks cannot be managed through diversification alone. However, more routine risks, such as stock/industry specific risks, are managed by investing in index mutual funds that replicate the risk and performance of the S&P 500 and S&P 400 indices, resulting in a diversified equity portfolio.

All of our current investments are classified as available-for-sale. As of December 31, 2002, approximately 97% of these were fixed maturity securities. Market risk is addressed by actively managing the duration, allocation and diversification of our investment portfolio. We have evaluated the impact on the fixed income portfolio's fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate $178.6 million decrease in fair value, whereas a 100 basis point decrease in interest rates would result in an approximate $214.2 million increase in fair value. As of December 31, 2002, no portion of our fixed income portfolio was invested in non-US dollar denominated investments.

We also maintain a diverse portfolio of large capitalization equity securities. An immediate 10% decrease in each equity investment's value, arising from market movement, would result in a fair value decrease of $15.1 million. Alternatively, an immediate 10% increase in each equity investment's value, attributable to the same factor, would result in a fair value increase of $15.1 million. No portion of our equity portfolio was invested in non-US dollar denominated investments as of December 31, 2002. As of December 31, 2002, we held no derivative financial or commodity-based instruments.

CONSOLIDATED BALANCE SHEETS

(In Millions, Except Share Data)	December 31	
	2002	2001
Assets		
Current assets:		
Investments available-for-sale, at fair value:		
Fixed maturity securities	$ 5,797.4	$3,882.7
Equity securities	150.7	189.1
	5,948.1	4,071.8
Cash and cash equivalents	694.9	406.4
Premium and self-funded receivables	892.7	544.7
Reinsurance receivables	76.5	76.7
Other receivables	192.3	169.1
Income tax receivables	11.7	0.4
Other current assets	60.3	30.8
Total current assets	7,876.5	5,299.9
Restricted cash and investments	49.1	39.6
Property and equipment	537.4	402.3
Goodwill	2,484.9	338.1
Other intangible assets	1,274.6	129.3
Other noncurrent assets	70.6	67.4
Total assets	$12,293.1	$6,276.6
Liabilities and shareholders' equity		
Liabilities		
Current liabilities:		
Policy liabilities:		
Unpaid life, accident and health claims	$ 1,826.0	$1,360.3
Future policy benefits	344.7	247.9
Other policyholder liabilities	497.3	243.7
Total policy liabilities	2,668.0	1,851.9
Unearned income	326.6	199.2
Accounts payable and accrued expenses	471.8	331.0
Bank overdrafts	357.9	310.7
Income taxes payable	109.8	52.4
Other current liabilities	514.8	231.4
Total current liabilities	4,448.9	2,976.6
Long term debt, less current portion	1,659.4	818.0
Retirement benefits	50.6	96.1
Deferred income taxes	389.9	55.2
Other noncurrent liabilities	382.0	270.7
Total liabilities	6,930.8	4,216.6
Shareholders' equity		
Preferred stock, without par value, shares authorized—100,000,000; shares issued and outstanding—none	—	—
Common stock, par value $0.01, shares authorized—900,000,000; shares issued and outstanding: 2002, 139,332,132; 2001, 103,295,675	1.4	1.1
Additional paid in capital	4,762.2	1,960.8
Retained earnings	481.3	55.7
Unearned restricted stock compensation	(5.3)	—
Accumulated other comprehensive income	122.7	42.4
Total shareholders' equity	5,362.3	2,060.0
Total liabilities and shareholders' equity	$12,293.1	$6,276.6

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(In Millions, Except Per Share Data)	Year Ended December 31		
	2002	2001	2000
Revenues			
Premiums	$11,941.0	$ 9,244.8	$7,737.3
Administrative fees	962.2	817.3	755.6
Other revenue	87.3	58.2	50.6
Total operating revenue	12,990.5	10,120.3	8,543.5
Net investment income	260.7	238.6	201.6
Net realized gains on investments	30.4	60.8	25.9
Gain on sale of subsidiary operations	0.7	25.0	—
	13,282.3	10,444.7	8,771.0
Expenses			
Benefit expense	9,839.4	7,814.7	6,551.0
Administrative expense	2,506.6	1,986.1	1,808.4
Interest expense	98.5	60.2	54.7
Amortization of goodwill and other intangible assets	30.2	31.5	27.1
Demutualization expenses	—	27.6	—
	12,474.7	9,920.1	8,441.2
Income before income taxes and minority interest	807.6	524.6	329.8
Income taxes	255.2	183.4	102.2
Minority interest (credit)	3.3	(1.0)	1.6
Net income	$ 549.1	$ 342.2	$ 226.0
Earnings per share[1]			
Basic net income	$ 4.61	$ 3.31	$ 2.19
Diluted net income	$ 4.51	$ 3.30	$ 2.18
Net income for the period from November 2, 2001 (date of demutualization and initial public offering) to December 31, 2001	—	$ 55.7	—
Basic and diluted net income per share for the period from November 2, 2001 (date of demutualization and initial public offering) to December 31, 2001	—	$ 0.54	—

[1] Prior year amounts represent pro forma earnings per share prior to the initial public offering.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Millions, Except Share Data)	Common Stock Number of Shares	Common Stock Par Value	Additional Paid in Capital	Retained Earnings	Unearned Restricted Stock Compensation	Accumulated Other Comprehensive Income	Total Shareholders' Equity[1]
Balance at December 31, 1999	—	$ —	$ —	$ 1,622.6	$ —	$ 38.3	$ 1,660.9
Net income	—	—	—	226.0	—	—	226.0
Change in net unrealized gains on investments	—	—	—	—	—	36.8	36.8
Change in additional minimum pension liability	—	—	—	—	—	(3.9)	(3.9)
Comprehensive income							258.9
Balance at December 31, 2000	—	—	—	1,848.6	—	71.2	1,919.8
Net income before the date of demutualization and initial public offering	—	—	—	286.5	—	—	286.5
Net income after the date of demutualization and initial public offering	—	—	—	55.7	—	—	55.7
Change in net unrealized losses on investments	—	—	—	—	—	(29.3)	(29.3)
Change in additional minimum pension liability	—	—	—	—	—	0.5	0.5
Comprehensive income							313.4
Initial public offering of common stock	55,200,000	0.6	1,889.8	—	—	—	1,890.4
Common stock issued in the demutualization	48,095,675	0.5	71.0	(71.5)	—	—	—
Cash payments to eligible statutory members in lieu of stock	—	—	—	(2,063.6)	—	—	(2,063.6)
Balance at December 31, 2001	103,295,675	1.1	1,960.8	55.7	—	42.4	2,060.0
Net income	—	—	—	549.1	—	—	549.1
Change in net unrealized gains on investments	—	—	—	—	—	87.9	87.9
Change in additional minimum pension liability	—	—	—	—	—	(7.6)	(7.6)
Comprehensive income							629.4
Acquisition of Trigon Healthcare Inc., net of issue costs	38,971,908	0.4	2,899.1	—	—	—	2,899.5
Repurchase and retirement of common stock	(4,121,392)	(0.1)	(132.6)	(123.5)	—	—	(256.2)
Issuance of common stock for stock incentive plan and employee stock purchase plan	1,109,893	—	34.7	—	(5.3)	—	29.4
Adjustments related to the demutualization	76,048	—	0.2	—	—	—	0.2
Balance at December 31, 2002	139,332,132	$ 1.4	$4,762.2	$ 481.3	$(5.3)	$122.7	$5,362.3

[1] Amounts prior to the demutualization on November 2, 2001 represent "Policyholders' surplus".

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)	Year Ended December 31 2002	2001	2000
Operating activities			
Net income	$ 549.1	$ 342.2	$ 226.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized gains on investments	(30.4)	(60.8)	(25.9)
Gain on sale of subsidiary operations	(0.7)	(25.0)	—
Depreciation, amortization and accretion	157.0	120.5	102.1
Deferred income taxes	63.3	71.4	36.6
Loss on sale of assets	2.2	3.1	0.5
Changes in operating assets and liabilities, net of effect of purchases and divestitures:			
Restricted cash and investments	4.7	8.1	10.0
Receivables	(107.3)	(28.0)	(70.7)
Other assets	(5.5)	(16.7)	25.3
Policy liabilities	228.5	192.7	158.4
Unearned income	47.7	29.7	(12.0)
Accounts payable and accrued expenses	37.0	27.8	69.9
Other liabilities	20.2	(48.8)	116.8
Income taxes	25.3	38.4	47.5
Cash provided by operating activities	991.1	654.6	684.5
Investing activities			
Purchases of investments	(5,059.8)	(3,957.3)	(3,544.8)
Sales or maturities of investments	4,546.2	3,484.6	2,925.2
Purchases of subsidiaries, net of cash acquired	(789.6)	(4.1)	(85.1)
Sales of subsidiaries, net of cash sold	0.9	45.0	5.4
Proceeds from sale of property and equipment	13.7	4.1	11.5
Purchases of property and equipment	(123.3)	(70.4)	(73.3)
Cash used in investing activities	(1,411.9)	(498.1)	(761.1)
Financing activities			
Proceeds from long term borrowings	938.5	—	295.9
Payments on long term borrowings	—	—	(220.4)
Repurchase and retirement of common stock	(256.2)	—	—
Proceeds from employee stock purchase plan and exercise of stock options	30.9	—	—
Costs related to the issuance of shares for the Trigon acquisition	(4.1)	—	—
Net proceeds from common stock issued in the initial public offering	—	1,890.4	—
Net proceeds from issuance of Equity Security Units	—	219.8	—
Payments and adjustments to payments to eligible statutory members in the demutualization	0.2	(2,063.6)	—
Cash provided by financing activities	709.3	46.6	75.5
Change in cash and cash equivalents	288.5	203.1	(1.1)
Cash and cash equivalents at beginning of year	406.4	203.3	204.4
Cash and cash equivalents at end of year	$ 694.9	$ 406.4	$ 203.3

See accompanying notes.

December 31, 2002 *(Dollars in Millions, Except Share Data)*

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation: On November 2, 2001, Anthem Insurance Companies, Inc. ("Anthem Insurance") converted from a mutual insurance company to a stock insurance company in a process known as a demutualization. Concurrent with the demutualization, Anthem Insurance became a wholly owned subsidiary of Anthem, Inc. ("Anthem"), and Anthem completed an initial public offering of common stock. The demutualization was accounted for as a reorganization using the historical carrying values of the assets and liabilities of Anthem Insurance. Accordingly, immediately following the demutualization and the initial public offering, Anthem Insurance's policyholders' surplus was reclassified to par value of common stock and additional paid in capital.

The accompanying consolidated financial statements of Anthem and its subsidiaries (collectively, the "Company") have been prepared in conformity with accounting principles generally accepted in the United States. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company is licensed in all 50 states and is the Blue Cross Blue Shield Association licensee in Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado, Nevada, and Virginia (excluding the Northern Virginia suburbs of Washington, D.C.). Products include health and group life insurance, managed health care, pharmacy benefit management and government health program administration.

Minority interest represents other shareholders' interests in subsidiaries which are majority-owned by the Company.

Use of Estimates: Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investments: All fixed maturity and equity securities are classified as "available-for-sale" securities and are reported at fair value. The Company has determined that all investments in its portfolio are available to support current operations and, accordingly, has classified such investment securities as current assets. The unrealized gains or losses on these securities are included in accumulated other comprehensive income as a separate component of shareholders' equity unless the decline in value is deemed to be other than temporary, in which case the loss is charged to income.

Realized gains or losses, determined by specific identification of investments sold, are included in income.

Cash Equivalents: All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

Premium and Self-Funded Receivables: Premium and self-funded receivables include the uncollected amounts from insured and self-funded groups, less an allowance for doubtful accounts of $29.5 and $32.6 at December 31, 2002 and 2001, respectively.

Reinsurance Receivables: Reinsurance receivables represent amounts recoverable on claims paid or incurred and are estimated in a manner consistent with the liabilities associated with the reinsured policies. There was no allowance for uncollectible reinsurance receivables at December 31, 2002 and 2001.

Other Receivables: Other receivables include amounts for interest earned on investments, proceeds due from brokers on investment trades, government programs, pharmacy sales, claim recoveries and other miscellaneous amounts due to the Company. These receivables have been reduced by an allowance for uncollectible amounts of $20.4 and $23.2 at December 31, 2002 and 2001, respectively.

Restricted Cash and Investments: Restricted cash and investments represent fiduciary amounts held under trust arrangements used for future obligations under certain unfunded benefit plans and are reported at fair value.

Property and Equipment: Property and equipment is recorded at cost. Certain costs related to the development or purchase of internal-use software are capitalized in accordance with AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Depreciation is computed principally by the straight-line method over estimated useful lives ranging from 15 to 39 years for buildings, three to seven years for furniture and equipment, and three to ten years for computer software. Leasehold improvements are depreciated over the term of the related lease.

Goodwill and Other Intangible Assets: On January 1, 2002, the Company adopted FAS 141, *Business Combinations*, and FAS 142, *Goodwill and Other Intangible Assets*. FAS 141 requires business combinations completed after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Under FAS 142, goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment at least annually. Goodwill represents the excess of cost of acquisition over the fair value of net assets acquired. Other intangible assets represent the values assigned to subscriber bases, provider and hospital networks, Blue Cross and Blue Shield trademarks, licenses, non-compete and other agreements.

Policy Liabilities: Liabilities for unpaid claims include estimated provisions for both reported and unreported claims incurred on an undiscounted basis, as well as estimated provisions for expenses related to the processing of claims. The liabilities are adjusted regularly based on historical experience and include estimates of trends in claim severity and frequency and other factors, which could vary as the claims are ultimately settled. Although it is not possible to measure the degree of variability inherent in such estimates, management believes these liabilities are adequate.

Future policy benefits include liabilities for life insurance future policy benefits of $175.3 and $176.4 at December 31, 2002 and 2001, respectively, and represent primarily group term benefits determined using standard industry mortality tables with interest rates ranging from 2.5% to 6.5%.

Other policyholder liabilities include certain case-specific reserves as well as rate stabilization reserves associated with retrospective rated insurance contracts. Rate stabilization reserves represent accumulated premiums that exceed what customers owe based on actual claim experience and are paid based on contractual requirements.

Premium deficiency losses are recognized when it is probable that expected claims and loss adjustment expenses will exceed future premiums on existing health and other insurance contracts without consideration of investment income. For purposes of premium deficiency losses, contracts are deemed to be either short or long duration and are grouped in a manner consistent with the Company's method of acquiring, servicing and measuring the profitability of such contracts. Once established, premium deficiency losses are amortized over the remaining life of the contract.

Retirement Benefits: Retirement benefits represent outstanding obligations for retiree medical, life, vision and dental benefits and any unfunded liabilities related to defined benefit pension plans. Unfunded liabilities for pension benefits are accrued in accordance with FAS 87, *Employers' Accounting for Pensions*. Benefits for retiree medical, life, vision and dental benefits are accrued in accordance with FAS 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*.

Comprehensive Income: Comprehensive income includes net income, the change in unrealized gains (losses) on investments and the change in the additional minimum pension liability.

Revenue Recognition: Gross premiums for fully-insured contracts are recognized as revenue over the period insurance coverage is provided. Premiums applicable to the unexpired contractual coverage periods are reflected in the accompanying consolidated balance sheets as unearned income. Premiums include revenue from retrospective rated contracts where revenue is based on the estimated ultimate loss experience of the contract. Premium revenue includes an adjustment for retrospective rated refunds based on an estimate of incurred claims. Premium rates for certain lines of business are subject to approval by the Department of Insurance of each respective state.

Administrative fees include revenue from certain group contracts that provide for the group to be at risk for all, or with supplemental insurance arrangements, a portion of their claims experience. The Company charges these self-funded groups an administrative fee, which is based on the number of members in a group or the group's claim experience. In addition, administrative fees include amounts received for the administration of Medicare or certain other government programs. Such fees are based on a percentage of the claim amounts processed or a combination of a fixed fee per claim plus a percentage of the claim amounts processed. Under the Company's self-funded arrangements, revenue is recognized as administrative services are performed. All benefit payments under these programs are excluded from benefit expense.

Other revenue principally includes amounts from mail-order prescription drug sales, which are recognized as revenue when the Company ships prescription drug orders.

Federal Income Taxes: Anthem and the majority of its subsidiaries file a consolidated income tax return. Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax expense or benefit generally represents the net change in deferred income tax assets and liabilities during the year. The current income tax expense represents the tax consequences of revenues and expense currently taxable or deductible on various income tax returns for the year reported.

Stock-Based Compensation: The Company has a plan that provides for stock-based compensation, including stock options, restricted stock awards and an employee stock purchase plan. Stock options are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the date of the grant. Restricted stock awards are issued at the fair value of the stock on the grant date. The employee stock purchase plan allows for a purchase price per share which is 85% of the lower of the fair value of a share of common stock on (i) the first trading day of the plan quarter, or (ii) the last trading day of the plan quarter. The Company accounts for stock-based compensation using the intrinsic method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and, accordingly, recognizes no compensation expense related to stock options and employee stock purchases. For grants of restricted stock, unearned compensation equivalent to the fair value of the shares at the date of grant is recorded as a separate component of shareholders' equity and subsequently amortized to compensation expense over the vesting period. The Company has adopted the disclosure-only provisions of FAS 123, as amended, *Accounting for Stock-Based Compensation*.

Earnings Per Share: Earnings per share amounts, on a basic and diluted basis, have been calculated based upon the weighted-average common shares outstanding for the period after the date of the demutualization and initial public offering.

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of all stock options, restricted stock and purchase contracts included in Equity Security Units, using the treasury stock method. Under the treasury stock method, exercise of stock options, restricted stock and purchase contracts is assumed, with the proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Acquisitions and Divestitures

Acquisition of Trigon Healthcare, Inc.

On July 31, 2002, Anthem completed its purchase of 100% of the outstanding stock of Trigon Healthcare, Inc. ("Trigon"), in accordance with an agreement and plan of merger announced April 29, 2002. Trigon was Virginia's largest health care company and was the Blue Cross and Blue Shield licensee in Virginia, excluding the Northern Virginia suburbs of Washington, D.C. The merger provides the Company with a new segment (Southeast) with approximately 2.5 million members and a nearly forty percent share of the Virginia market.

Trigon's shareholders each received thirty dollars in cash and 1.062 shares of Anthem common stock for each Trigon share outstanding. The purchase price was approximately $4,038.1 and included cash of $1,104.3, the issuance of 38,971,908 shares of Anthem common stock, valued at $2,708.1, Trigon stock options converted into Anthem stock options for 3,866,770 shares, valued at $195.5 and approximately $30.2 of transaction costs. On July 31, 2002, the Company issued $950.0 of long term senior unsecured notes which were used, along with the sale of investment securities and available cash, to fund the cash portion of the purchase price.

In accordance with FAS 141, *Business Combinations*, Anthem allocated the purchase price to the fair value of assets acquired and liabilities assumed, including identifiable intangible assets. The excess of purchase price over the fair value of net assets acquired resulted in $2,166.6 of estimated non-tax deductible goodwill. Additional refinement to the allocation of the purchase price may occur, however, any adjustments are not expected to be material to the consolidated financial statements.

The estimated fair values of Trigon assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

Current assets	$1,953.5
Goodwill	2,166.6
Other intangible assets	1,172.7
Other noncurrent assets	206.4
Total assets acquired	5,499.2
Current liabilities	932.4
Noncurrent liabilities	528.7
Total liabilities assumed	1,461.1
Net assets acquired	$4,038.1

Of the $1,172.7 of acquired intangible assets, $706.4 was assigned to Blue Cross and Blue Shield trademarks, which are not subject to amortization due to their indefinite life. The remaining acquired intangible assets consist of $453.7 of subscriber base with a weighted-average life of 23 years, $8.4 of provider and hospital networks with a 20 year life, and $4.2 of non-compete agreements with a 26 month life.

The results of operations for Trigon are included in Anthem's consolidated income statement after the completion of the acquisition. The following unaudited pro forma summary presents revenues, net income and per share data of Anthem as if the Trigon acquisition had occurred on January 1, 2001. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations had Trigon been owned by Anthem for the full years ended December 31, 2002 and 2001, nor is it necessarily indicative of future results of operations. The pro forma information includes the results of operations for Trigon for the periods prior to the acquisition, adjusted for interest expense on long term debt and reduced investment income related to the cash and investment securities used to fund the acquisition, additional amortization and depreciation associated with the purchase and the related income tax effects.

	Year Ended December 31	
	2002	2001
Revenues	$15,254.5	$13,446.2
Net income	592.0	377.7
Pro forma earnings per share:		
Basic	$ 4.18	$ 2.65
Diluted	4.07	N/A
Pro forma shares outstanding:		
Basic	141,517,000	142,267,000
Diluted	145,392,000	N/A

The diluted pro forma earnings per share for the year ended December 31, 2001 were not calculated as such amounts would not be meaningful as no stock or dilutive securities existed prior to November 2, 2001, the effective date of the demutualization. The pro forma basic earnings per share for the year ended December 31, 2001 were calculated using the weighted-average shares outstanding for the period from November 2, 2001 to December 31, 2001.

Other Acquisitions

2002

During 2002, the Company completed two other acquisitions plus made an additional contingent purchase price payment on a 1999 acquisition, for an aggregate purchase price of $22.1 as follows:

- PRO Behavioral Health, a Denver, Colorado-based behavioral health care company;
- Remaining 50% ownership interest in Maine Partners Health Plan, Inc.; and
- Matthew Thornton Health Plan, Inc. contingent purchase price payment.

Goodwill recognized in these transactions amounted to $14.1 of which $9.4 is expected to be deductible for tax purposes. Goodwill was assigned to the East and Specialty segments in the amounts of $10.7 and $3.4, respectively. The pro forma effects of the acquisitions on results for periods prior to the purchase dates are not material to the Company's consolidated financial statements.

2000

On June 5, 2000, the Company completed its purchase of substantially all of the assets and liabilities of Associated Hospital Service of Maine, formerly d/b/a Blue Cross and Blue Shield of Maine ("BCBS-ME"), in accordance with the Asset Purchase Agreement dated July 13, 1999. The purchase price was $95.4 (including direct costs of acquisition) and resulted in $90.5 of goodwill and other intangible assets. Intangible assets with finite lives are being amortized over ten years. In 2001, goodwill was reduced by $2.1 for purchase price allocation adjustments based on final valuation studies. This acquisition was accounted for as a purchase and the net assets and results of operations have been included in the Company's consolidated financial statements from the purchase date. The pro forma effects of the BCBS-ME acquisition were not material to the Company's consolidated results of operations for periods preceding the purchase date.

Pending Acquisition

On May 31, 2001, Anthem Insurance and Blue Cross and Blue Shield of Kansas ("BCBS-KS") announced they had signed a definitive agreement pursuant to which BCBS-KS would become a wholly-owned subsidiary of Anthem Insurance. Under the proposed transaction, BCBS-KS would demutualize and convert to a stock insurance company. The agreement calls for Anthem Insurance to pay $190.0 in exchange for all of the shares of BCBS-KS. On February 11, 2002, the Kansas Insurance Commissioner disapproved the proposed transaction, which had been previously approved by the BCBS-KS policyholders in January 2002. On February 19, 2002, the Board of Directors of BCBS-KS voted unanimously to appeal the Kansas Insurance Commissioner's decision and BCBS-KS sought to have the decision overturned in Shawnee County District Court. The Company joined BCBS-KS in the appeal, which was filed on March 7, 2002. On June 7, 2002, the Shawnee County District Court ruled on the BCBS-KS appeal. The Court ruled in favor of Anthem and BCBS-KS, vacating the Commissioner's decision and remanding the matter to the Commissioner for further proceedings not inconsistent with the Court's order. On June 10, 2002, the Kansas Insurance Commissioner appealed the Court's ruling to the Kansas Supreme Court. The Kansas Supreme Court will begin to hear oral arguments of the parties to this case on March 5, 2003.

Divestitures

2002

During 2002, the Company divested of several small business operations, which were no longer deemed to be strategically aligned with objectives of the Company's Specialty business segment. The Company recognized an aggregate pretax gain of $0.7 on these dispositions. The pro forma effects of these divestitures are insignificant to the consolidated results of operations.

2001

On May 31, 2001, Anthem Insurance and its subsidiary Anthem Alliance Health Insurance Company ("Alliance"), sold the TRICARE operations of Alliance to a subsidiary of Humana, Inc. for $45.0. The transaction, which closed on May 31, 2001, resulted in a pretax gain on sale of subsidiary operations of $25.0, net of selling expenses.

3. Goodwill and Other Intangible Assets

A summary of the change in the carrying amount of goodwill by reportable segment for 2002 is as follows:

	Midwest	East	West	Southeast	Specialty	Total
Balance as of January 1, 2002	$133.6	$121.5	$ 74.9	$ —	$ 8.1	$ 338.1
Goodwill acquired	—	10.7	—	2,166.6	3.4	2,180.7
Adjustments	—	(7.0)	(13.8)	(11.2)	(0.8)	(32.8)
Goodwill related to divestitures	—	—	—	—	(1.1)	(1.1)
Balance as of December 31, 2002	$133.6	$125.2	$ 61.1	$2,155.4	$ 9.6	$2,484.9

Goodwill relating to previous acquisitions was reduced $18.0 for the postacquisition adjustment of deferred tax assets (see Note 12) and $3.6 for the postacquisition adjustment of other liabilities established in purchase accounting. Further, goodwill was adjusted by $11.2 for the tax benefit that resulted from the exercise of stock options issued as part of the Trigon acquisition.

The components of other intangible assets as of December 31, 2002 and 2001 are as follows:

	December 31, 2002			December 31, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with finite lives:						
Subscriber base	$ 519.8	$(55.2)	$ 464.6	$ 64.7	$(29.7)	$ 35.0
Provider and hospital networks	33.9	(7.6)	26.3	24.2	(5.0)	19.2
Other	15.1	(5.3)	9.8	10.8	(3.2)	7.6
	568.8	(68.1)	500.7	99.7	(37.9)	61.8
Intangible asset with indefinite life:						
Blue Cross and Blue Shield trademarks	773.9	—	773.9	67.5	—	67.5
	$1,342.7	$(68.1)	$1,274.6	$167.2	$(37.9)	$129.3

As required by FAS 142, the Company completed its transitional impairment test of existing goodwill and other intangible assets with indefinite lives during the second quarter of 2002. This test involved the use of estimates related to the fair value of the business with which the goodwill and other intangible assets with indefinite lives is allocated. There were no impairment losses as a result of this test. In addition, the Company completed its annual impairment test of goodwill and other intangible assets with indefinite lives during the fourth quarter of 2002. There were no impairment losses as a result of this test.

With the adoption of FAS 142 on January 1, 2002, the Company ceased amortization of goodwill. The intangible asset established for Blue Cross and Blue Shield trademarks is deemed to have an indefinite life and beginning January 1, 2002 is no longer amortized. Net income and earnings per share on a comparable basis as if FAS 142 had been adopted January 1, 2000 are as follows:

	Year Ended December 31		
	2002	2001	2000
Reported net income	$549.1	$342.2	$226.0
Amortization of goodwill (net of tax)	—	13.1	11.2
Amortization of Blue Cross and Blue Shield trademarks (net of tax)	—	2.0	1.3
Net income adjusted for FAS 142	$549.1	$357.3	$238.5
Basic earnings per share:			
As reported and pro forma	$ 4.61	$ 3.31	$ 2.19
Amortization of goodwill (net of tax)	—	.12	.11
Amortization of Blue Cross and Blue Shield trademarks (net of tax)	—	.03	.02
Basic earnings per share adjusted for FAS 142	$ 4.61	$ 3.46	$ 2.32
Diluted earnings per share:			
As reported and pro forma	$ 4.51	$ 3.30	$ 2.18
Amortization of goodwill (net of tax)	—	.12	.11
Amortization of Blue Cross and Blue Shield trademarks (net of tax)	—	.02	.02
Diluted earnings per share adjusted for FAS 142	$ 4.51	$ 3.44	$ 2.31

Aggregate amortization expense for 2002, 2001 and 2000 was $30.2, $31.5 and $27.1, respectively. As of December 31, 2002, estimated amortization expense for each of the five calendar years ending December 31, is as follows: 2003, $47.4; 2004, $44.4; 2005, $39.5; 2006, $37.0; and 2007, $34.8.

4. Investments

A summary of available-for-sale investments is as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2002				
Fixed maturity securities:				
United States Government securities	$ 991.1	$ 48.8	$ —	$1,039.9
Obligations of states and political subdivisions	2.2	0.4	(0.1)	2.5
Corporate securities	2,183.2	120.5	(7.6)	2,296.1
Mortgage-backed securities	2,375.0	84.0	(0.1)	2,458.9
Total fixed maturity securities	5,551.5	253.7	(7.8)	5,797.4
Equity securities—indexed mutual funds	189.3	—	(38.6)	150.7
	$5,740.8	$253.7	$(46.4)	$5,948.1
December 31, 2001				
Fixed maturity securities:				
United States Government securities	$ 684.7	$ 18.2	$ (4.7)	$ 698.2
Obligations of states and political subdivisions	3.7	0.1	—	3.8
Corporate securities	1,381.4	35.2	(10.3)	1,406.3
Mortgage-backed securities	1,744.3	33.5	(3.4)	1,774.4
Total fixed maturity securities	3,814.1	87.0	(18.4)	3,882.7
Equity securities—indexed mutual funds	185.7	3.4	—	189.1
	$ 3,999.8	$ 90.4	$ (18.4)	$ 4,071.8

The amortized cost and fair value of fixed maturity securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may be less than contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 128.0	$ 129.2
Due after one year through five years	1,168.3	1,209.9
Due after five years through ten years	1,249.5	1,321.7
Due after ten years	630.7	677.7
	3,176.5	3,338.5
Mortgage-backed securities	2,375.0	2,458.9
	$5,551.5	$5,797.4

The major categories of net investment income are as follows:

	2002	2001	2000
Fixed maturity securities	$255.2	$220.5	$178.8
Equity securities	3.6	6.4	6.1
Cash, cash equivalents and other	7.0	15.7	21.5
Investment revenue	265.8	242.6	206.4
Investment expense	(5.1)	(4.0)	(4.8)
Net investment income	$260.7	$238.6	$201.6

Proceeds from sales of fixed maturity and equity securities during 2002, 2001 and 2000 were $4,535.9, $3,488.8 and $2,911.8, respectively. Gross gains of $72.7, $164.3 and $71.3 and gross losses of $42.3, $103.5 and $45.4 were realized in 2002, 2001 and 2000, respectively, on those sales.

5. Long Term Debt and Commitments

At December 31 debt consists of the following:

	2002	2001
Surplus notes at 9.125% due 2010	$ 296.3	$295.9
Surplus notes at 9.000% due 2027	197.3	197.3
Senior guaranteed notes at 6.750% due 2003	99.9	99.7
Debentures included in Equity Security Units at 5.950% due 2006	222.2	220.2
Senior unsecured notes at 6.800% due 2012	789.8	—
Senior unsecured notes at 4.875% due 2005	149.1	—
Other	5.0	5.2
Long-term debt	1,759.6	818.3
Current portion of long-term debt	(100.2)	(0.3)
Long-term debt, less current portion	$1,659.4	$818.0

Surplus notes are unsecured obligations of Anthem Insurance and are subordinate in right of payment to all of Anthem Insurance's existing and future indebtedness. Any payment of interest or principal on the surplus notes may be made only with the prior approval of the Indiana Department of Insurance ("DOI"), and only out of capital and surplus funds of Anthem Insurance that the DOI determines to be available for the payment under Indiana insurance laws.

Senior guaranteed notes are unsecured and unsubordinated obligations of Anthem Insurance and will rank equally in right of payment with all other existing and future senior indebtedness of Anthem Insurance. Senior guaranteed notes of $99.9, which mature in July 2003, are reported with other current liabilities as of December 31, 2002.

Debentures included in Equity Security Units are obligations of Anthem and are unsecured and subordinated in right of payment to all of Anthem's existing and future senior indebtedness. Each Equity Security Unit contains a purchase contract under which the holder agrees to purchase, for fifty dollars, shares of Anthem common stock on November 15, 2004, and a 5.95% subordinated debenture. In addition, Anthem will pay quarterly contract fee payments on the purchase contracts at the annual rate of 0.05% of the stated amount of fifty dollars per purchase contract, subject to Anthem's rights to defer these payments.

On July 31, 2002, Anthem issued $950.0 of long-term senior unsecured notes ($150.0 of 4.875% notes due 2005, and $800.0 of 6.800% notes due 2012). The net proceeds of $938.5 from the note offerings were used to pay a portion of the $1,134.5 of cash consideration and expenses associated with Anthem's acquisition of Trigon.

On July 2, 2002, Anthem amended and restated its revolving lines of credit with its lender group to make Anthem the borrower and to increase the available borrowings to $1,000.0. Under one facility, which expires November 5, 2006, Anthem may borrow up to $400.0. Under the other facility, which expires July 1, 2003, Anthem may borrow up to $600.0. Any amounts outstanding under this facility at July 1, 2003 (except amounts which bear interest rates determined by a competitive bidding process) convert to a one-year term loan at Anthem's option. The Company can select from three options for borrowing under both credit facilities. The first option is a floating rate equal to the greater of the prime rate or the federal funds rate plus one-half percent. The second option is a floating rate equal to LIBOR plus a margin determined by reference to the ratings of Anthem's senior, unsecured debt. The third option, is a competitive bid process, under which borrowings may bear interest at floating rates determined by reference to LIBOR, or at fixed rates. Anthem's ability to borrow under these credit facilities is subject to compliance with certain covenants. Anthem Insurance's two previous revolving credit facilities totaling $800.0 were terminated on July 2, 2002, as well as the two credit agreements entered into in February 2002, allowing for $135.0 of additional borrowings. No amounts were outstanding under the current or prior facilities as of December 31, 2002 or 2001. In addition to the revolving credit facilities, at December 31, 2001, Anthem Insurance had a $300.0 commercial paper program, which was discontinued as of July 2, 2002.

On December 18, 2002, Anthem filed a shelf registration with the Securities and Exchange Commission to register any combination of debt or equity securities in one or more offerings up to an aggregate amount of $1,000.0. Specific information regarding terms of the offering and the securities being offered will be provided at the time of the offering. Proceeds from any offering will be used for general corporate purposes, including the repayment of debt, investments in or extensions of credit to Anthem's subsidiaries or the financing of possible acquisitions or business expansion.

On January 27, 2003, the Board of Directors authorized management to establish a $1,000.0 commercial paper program. Proceeds from any future issuance of commercial paper may be used for general corporate purposes, including the repurchase of debt and common stock of the Company.

Interest paid during 2002, 2001 and 2000 was $70.5, $57.4 and $49.9, respectively.

Future maturities of debt are as follows: 2003, $100.2; 2004, $1.4; 2005, $149.6; 2006, $222.8; 2007, $0.7 and thereafter $1,284.9.

6. Fair Value of Financial Instruments

Considerable judgment is required to develop estimates of fair value for financial instruments. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one time, current market exchange of all of the financial instruments.

The carrying values and estimated fair values of certain financial instruments at December 31 are as follows:

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fixed maturity securities	$5,797.4	$5,797.4	$3,882.7	$3,882.7
Equity securities	150.7	150.7	189.1	189.1
Restricted investments	48.4	48.4	38.7	38.7
Debt:				
Equity Security Units	222.2	357.3	220.2	294.4
Other	1,537.4	1,727.3	598.1	681.9

The carrying value of all other financial instruments approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization. Fair values for securities, restricted investments and Equity Security Units are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair value of other debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

7. Property and Equipment

Property and equipment at December 31 is as follows:

	2002	2001
Land and improvements	$ 34.4	$ 21.8
Building and components	347.2	251.2
Data processing equipment, furniture and other equipment	378.8	243.3
Computer software	262.2	189.4
Leasehold improvements	46.6	36.4
	1,069.2	742.1
Less accumulated depreciation and amortization	531.8	339.8
	$ 537.4	$402.3

Property and equipment includes noncancelable capital leases of $7.4 and $7.3 at December 31, 2002 and 2001, respectively. Total accumulated amortization on these leases at December 31, 2002 and 2001 was $4.3 and $3.9, respectively. The related lease amortization expense is included in depreciation and amortization expense. Depreciation and leasehold improvement amortization expense for 2002, 2001 and 2000 was $108.1, $89.6 and $75.3, respectively. Costs related to the development or purchase of internal-use software of $116.4 and $91.4 at December 31, 2002 and 2001, respectively, are reported with computer software.

8. Unpaid Life, Accident and Health Claims

A reconciliation of the beginning and ending balances for unpaid life, accident and health claims is as follows:

	2002	2001	2000
Balances at January 1, net of reinsurance	$1,352.7	$1,382.1	$1,052.6
Business purchases (divestitures)	379.4	(139.1)	113.9
Incurred related to:			
Current year	9,965.1	7,843.1	6,593.6
Prior years	(150.7)	(96.4)	(60.1)
Total incurred	9,814.4	7,746.7	6,533.5
Paid related to:			
Current year	8,396.4	6,521.5	5,361.9
Prior years	1,328.9	1,115.5	956.0
Total paid	9,725.3	7,637.0	6,317.9
Balances at December 31, net of reinsurance	1,821.2	1,352.7	1,382.1
Reinsurance recoverables at December 31	4.8	7.6	29.0
Reserve gross of reinsurance recoverables on unpaid claims at December 31	$1,826.0	$1,360.3	$1,411.1

The amounts incurred related to prior years reflects that the unpaid liability at the beginning of each of the years for 2002, 2001 and 2000 was greater than the actual subsequent development. This experience is primarily attributable to actual medical cost experience more favorable than that assumed at the time the liability was established as well as increased claims processing efficiencies due to system migrations and other technological advances.

9. Reinsurance

The Company reinsures certain of its risks with other companies and assumes risk from other companies and such reinsurance is accounted for as a transfer of risk. The Company is contingently liable for amounts recoverable from the reinsurer in the event that it does not meet its contractual obligations.

The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

The details of net premiums written and earned for the years ended December 31 are as follows:

	2002		2001		2000	
	Written	Earned	Written	Earned	Written	Earned
Consolidated:						
Direct	$12,005.9	$11,959.6	$9,325.7	$9,285.9	$7,993.0	$7,961.5
Assumed	1.1	1.1	1.6	1.7	0.7	1.9
Ceded	(18.3)	(19.7)	(42.5)	(42.8)	(229.2)	(226.1)
Net premiums	$11,988.7	$11,941.0	$9,284.8	$9,244.8	$7,764.5	$7,737.3
Reportable segments:						
Midwest	$ 5,756.4	$ 5,707.8	$4,814.2	$4,774.2	$4,240.4	$4,203.1
East	3,933.8	3,927.2	3,462.5	3,462.5	2,753.0	2,768.9
West	853.8	853.0	716.1	716.1	571.1	569.6
Southeast	1,341.3	1,349.6	—	—	—	—
Specialty	103.2	103.2	94.9	94.9	123.7	123.7
Other	0.2	0.2	197.1	197.1	76.3	72.0
Net premiums	$11,988.7	$11,941.0	$9,284.8	$9,244.8	$7,764.5	$7,737.3

The effect of reinsurance on benefit expense for the years ended December 31 is as follows:

	2002	2001	2000
Assumed—increase in benefit expense	**$ 6.7**	$ 6.2	$ 8.6
Ceded—decrease in benefit expense	**27.4**	38.0	233.0

The effect of reinsurance on certain assets and liabilities at December 31 is as follows:

	2002	2001
Policy liabilities assumed	**$37.5**	$38.5
Unearned premiums assumed	**0.8**	0.7
Premiums payable ceded	**6.4**	7.8
Premiums receivable assumed	**0.3**	0.3

10. Capital Stock

Shares Issued for the Trigon Acquisition

Effective July 31, 2002, as partial consideration for the purchase of Trigon, the Company issued 1.062 shares of Anthem common stock for each Trigon share outstanding, resulting in additional outstanding shares of 38,971,908. The $2,708.1 fair value of the common shares issued was determined based on the average market price of Anthem's common stock over the two-day period before and after the terms of the acquisition were agreed to and announced. Offering costs of $4.1 reduced the aggregate fair value and $2,704.0 was recorded as par value of common stock and additional paid in capital.

Stock Repurchase Program

Anthem's Board of Directors approved a common stock repurchase program under which the Company may purchase up to $400.0 of shares from time to time, subject to business and market conditions. Subject to applicable law, shares may be repurchased in the open market and in negotiated transactions for a period of twelve months beginning February 6, 2002. Under this completed program, the Company repurchased and retired 4,121,392 shares at a cost of $256.2. The excess of cost of the repurchased shares over par value is charged on a pro rata basis to additional paid in capital and retained earnings.

On January 27, 2003, the Board of Directors authorized the repurchase of up to $500.0 of stock under a new program that will expire in February 2005. Under the new program, repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing.

Stock Incentive Plans

The Company's 2001 Stock Incentive Plan ("Stock Plan") provides for the granting of stock options, restricted stock awards, performance stock awards, performance awards and stock appreciation rights to eligible employees and non-employee directors. The Company has registered 7,000,000 shares of its common stock for issuance under the Stock Plan, including 2,000,000 shares solely for issuance under grants of stock options to substantially all employees and for issuance under similar grants to new employees. Awards are granted by the Compensation Committee of the Board of Directors. Options vest and expire over terms as set by the Committee at the time of grant.

In accordance with the Plan, options to purchase shares of common stock at an amount equal to the fair market value of the stock at the date of grant were granted to eligible employees and non-employee directors during 2002 and 2001. These options generally vest at the end of two or three years and expire 10 years from the grant date.

In connection with the acquisition of Trigon, Anthem assumed the Trigon 1997 Stock Incentive Plan and the Trigon 1997 Non-Employee Directors Stock Incentive Plan, which collectively provided for the granting of stock options to employees and non-employee directors. Trigon stock options were converted to Anthem stock options and 3,877,606 shares of Anthem common stock were registered on July 31, 2002. Pursuant to this registration, no additional options may be granted under the converted Trigon plans. The converted stock options were recorded at the acquisition date as additional paid in capital and valued at $195.5 using a Black-Scholes option-pricing model with weighted-average assumptions as follows:

Risk-free interest rate	4.96%
Volatility factor	42.00%
Dividend yield	—
Weighted-average expected life	7 years

A summary of the stock option activity for the years ended December 31 is as follows:

	Number of Options	Weighted-Average Exercise Price
Balance at January 1, 2001	—	$ —
Granted	1,479,000	36.00
Forfeited	(20,368)	36.00
Balance at December 31, 2001	1,458,632	36.00
Granted	1,579,970	71.80
Conversion of Trigon options	3,866,770	30.86
Exercised	(877,959)	27.36
Forfeited	(162,677)	38.53
Balance at December 31, 2002	5,864,736	$43.48
Options exercisable at December 31, 2001	36	$36.00
Options exercisable at December 31, 2002	2,992,899	31.90

Information about stock options outstanding and exercisable as of December 31, 2002 is summarized as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.95–$25.46	1,663,294	5.86	$20.22	1,662,594	$20.22
36.00– 45.41	1,983,432	8.75	38.79	679,740	44.13
45.48– 68.89	682,065	8.10	49.90	650,565	48.99
71.86– 71.86	1,535,945	9.34	71.86	—	—

During 2002, pursuant to the Stock Plan, the Company granted 95,300 shares of the Company's common stock as restricted stock awards to certain eligible executives at the fair value of the stock on the grant date. On December 31, 2004 and 2005, 46,800 of the shares will vest on each date and 1,700 of the shares will vest on the earlier of, December 31, 2005, if certain performance measures are attained, or July 1, 2007. The fair value of these awards is being amortized to compensation expense over the awards vesting period. In 2002, compensation expense totaling $1.5 was recognized.

As of December 31, 2002, there were 4,025,034 shares of common stock available for future grants under the Stock Plan. On January 27, 2003, the Compensation Committee of the Board of Directors approved a grant of up to 2,500,000 stock options to purchase shares of the Company's common stock to eligible executives, employees and non-employee directors.

Employee Stock Purchase Plan

The Company has registered 3,000,000 shares of common stock for the Employee Stock Purchase Plan ("Stock Purchase Plan") which is intended to provide a means to encourage and assist employees in acquiring a stock ownership interest in Anthem. The Stock Purchase Plan was initiated in June 2002 and any employee that meets the eligibility requirements, as defined, may participate. No employee will be permitted to purchase more than $25,000 (actual dollars) worth of stock in any calendar year, based on the fair market value of the stock at the beginning of each plan quarter. Employees become participants by electing payroll deductions from 1% to 15% of gross compensation. Payroll deductions are accumulated during each plan quarter and applied toward the purchase of stock on the last trading day of each plan quarter. Once purchased, the stock is accumulated in the employee's investment account. The purchase price per share is 85% of the lower of the fair market value of a share of common stock on either the first or last trading day of the plan quarter. Employee purchases under the Stock Purchase Plan were $6.9, with 135,593 shares issued to employees during the period ending December 31, 2002. As of December 31, 2002, payroll deductions of $1.2 have been accumulated toward purchases for the plan quarter ending February 28, 2003. As of December 31, 2002, there were 2,864,407 shares of common stock available for issuance under the Stock Purchase Plan.

Pro Forma Disclosure

The pro forma information regarding net income and earnings per share have been determined as if the Company accounted for its stock-based compensation using the fair value method. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions:

	2002	2001
Risk-free interest rate	4.16%	4.96%
Volatility factor	45.00%	42.00%
Dividend yield	—	—
Weighted-average expected life	4 years	4 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock option grants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock option grants.

For purposes of pro forma disclosures, compensation expense is increased for the estimated fair value of the options amortized over the options' vesting periods and for the difference between the market price of the stock and discounted purchase price of the shares on the purchase date for the employee stock purchases. The Company's pro forma information is as follows:

	2002	2001
Reported net income	$549.1	$342.2
Total stock-based employee compensation expense determined under fair value based method for all awards (net of tax)	(13.1)	(1.1)
Pro forma net income	$536.0	$341.1

	2002		2001	
	As Reported	Pro Forma	As Reported	Pro Forma
Earnings per share:				
Basic net income	$4.61	$ 4.50	$3.31	$3.30
Diluted net income	4.51	4.42	3.30	3.30
Basic and diluted net income after demutualization and initial public offering	—	—	0.54	0.53
Weighted-average fair value of options granted during the year	—	28.16	—	14.12
Weighted-average fair value of employee stock purchases during the year	—	15.23	—	—
Weighted-average fair value of restricted stock awards granted during the year	—	62.57	—	—

Initial Public Offering and Equity Security Units

On November 2, 2001, Anthem completed an initial public offering of 55,200,000 shares of common stock, at an initial public offering price of $36.00 per share. The shares issued in the initial public offering were in addition to 48,095,675 shares of common stock (which will ultimately vary slightly when all distribution issues are finalized) distributed to eligible statutory members in the demutualization. In addition, on November 2, 2001, Anthem issued 4,600,000 of 6.00% Equity Security Units. Each Equity Security Unit contains a purchase contract under which the holder agrees to purchase, for fifty dollars, shares of Anthem common stock on November 15, 2004. The number of shares to be purchased will be determined based on the average trading price of Anthem common stock at the time of settlement.

After underwriting discount and other offering and demutualization expenses, net proceeds from the common stock offering were approximately $1,862.8. After underwriting discount and expenses, net proceeds from the Equity Security Units offering were approximately $219.8. In December 2001, proceeds from the common stock and Equity Security Units offerings in the amount of $2,063.6 were used to fund payments to eligible statutory members of Anthem Insurance who received cash instead of common stock in the demutualization.

11. Earnings Per Share

The denominator for basic and diluted earnings per share for 2002, and for the period from November 2, 2001 (date of demutualization and initial public offering) through December 31, 2001 is as follows:

	2002	2001
Denominator for basic earnings per share—weighted-average shares	118,988,092	103,295,675
Effect of dilutive securities—employee and director stock options and nonvested restricted stock awards	1,280,640	313,397
Effect of dilutive securities—incremental shares from conversion of Equity Security Unit purchase contracts	1,529,519	212,766
Denominator for diluted earnings per share	121,798,251	103,821,838

Weighted-average shares used for basic earnings per share assumes that shares distributed to eligible statutory members as consideration in the demutualization were issued on the effective date of the demutualization. Weighted-average shares used for basic earnings per share also assumes that adjustments, if any, to the common stock distributed in the demutualization occurred at the beginning of the quarter in which changes were identified.

There were no shares or dilutive securities outstanding prior to the demutualization and initial public offering. For comparative pro forma earnings per share presentation, the weighted-average shares outstanding and the effect of dilutive securities for the period from November 2, 2001 to December 31, 2001 as shown above was used to calculate pro forma earnings per share for 2001 and 2000.

Stock options, restricted stock awards and the purchase contracts included in the Equity Security Units are not considered outstanding in computing the weighted average number of shares outstanding for basic earnings per share, but are included, from the grant date, in determining diluted earnings per share using the treasury stock method. The stock options are dilutive in periods when the average market price exceeds the grant price. The restricted stock awards are dilutive when the aggregate fair value exceeds the amount of unearned compensation remaining to be amortized. The purchase contracts included in the Equity Security Units are dilutive to Anthem's earnings per share, because the average market price of Anthem's common stock exceeds a stated threshold price of $43.92 per share.

12. Income Taxes

The components of deferred income taxes at December 31 are as follows:

	2002	2001
Deferred tax assets:		
Pension and postretirement benefits	$ 107.2	$ 60.5
Accrued expenses	156.3	98.3
Alternative minimum tax and other credits	120.1	133.5
Insurance reserves	58.3	47.8
Net operating loss carryforwards	46.3	66.2
Bad debt reserves	16.9	19.8
Other	35.3	41.0
Total deferred tax assets	540.4	467.1
Valuation allowance	(138.0)	(250.4)
Total deferred tax assets, net of valuation allowance	402.4	216.7
Deferred tax liabilities:		
Unrealized gains on securities	74.1	25.4
Acquisition related including intangible assets	723.2	225.7
Other	99.2	29.2
Total deferred tax liabilities	896.5	280.3
Net deferred tax liability	$(494.1)	$ (63.6)
Deferred tax liability—current (reported with other current liabilities)	$(104.2)	$ (8.4)
Deferred tax liability—noncurrent	(389.9)	(55.2)
Net deferred tax liability	$(494.1)	$ (63.6)

The net decrease in the valuation allowance for 2002 and 2001 was $112.4 and $88.3, respectively. During 2002, $18.0 of the change in the valuation allowance was recorded as a reduction to goodwill (see Note 3). This postacquisition adjustment resulted from recognition of deferred tax assets previously determined to be unrealizable. During 2002 and 2001, because of uncertainties including industry-wide issues regarding both the timing and the amount of deductions, $57.2 and $68.0 of the decrease was recorded as deferred tax liabilities and $37.2 and $20.3 was recorded as a reduction to income tax expense, respectively.

Significant components of the provision for income taxes consist of the following:

	2002	2001	2000
Current tax expense:			
Federal	$173.9	$101.1	$ 53.9
State and local	13.5	7.7	3.9
Total current tax expense	187.4	108.8	57.8
Deferred tax expense	67.8	74.6	44.4
Total income tax expense	$255.2	$183.4	$102.2

A reconciliation of income tax expense recorded in the consolidated statements of income and amounts computed at the statutory federal income tax rate is as follows:

	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Amount at statutory rate	$282.7	35.0	$183.6	35.0	$115.4	35.0
State and local income taxes net of federal tax benefit	9.4	1.2	3.5	0.7	2.6	0.8
Amortization of goodwill	—	—	5.9	1.1	5.6	1.7
Dividends received deduction	(0.6)	(0.1)	(1.4)	(0.2)	(1.2)	(0.4)
Deferred tax valuation allowance change, net of net operating loss carryforwards and other tax credits	(37.2)	(4.6)	(20.3)	(3.9)	(20.0)	(6.0)
Other, net	0.9	0.1	12.1	2.3	(0.2)	(0.1)
	$255.2	31.6	$183.4	35.0	$102.2	31.0

At December 31, 2002, the Company had unused federal tax net operating loss carryforwards of approximately $132.3 to offset future taxable income. The loss carryforwards expire in the years 2003 through 2021. During 2002, 2001 and 2000 federal income taxes paid totaled $151.2, $74.1 and $26.3, respectively.

13. Accumulated Other Comprehensive Income

A reconciliation of the components of accumulated other comprehensive income at December 31 is as follows:

	2002	2001
Investments available-for-sale:		
Gross unrealized gains	$253.7	$ 90.4
Gross unrealized losses	(46.4)	(18.4)
Total pretax net unrealized gains	207.3	72.0
Deferred tax liability	(73.6)	(25.4)
Net unrealized gains	133.7	46.6
Restricted investments:		
Gross unrealized gains	1.8	—
Gross unrealized losses	(0.5)	—
Total pretax net unrealized gains	1.3	—
Deferred tax liability	(0.5)	—
Net unrealized gains	0.8	—
Additional minimum pension liability:		
Gross additional minimum pension liability	(18.2)	(6.5)
Deferred tax asset	6.4	2.3
Net additional minimum pension liability	(11.8)	(4.2)
Accumulated other comprehensive income	$122.7	$ 42.4

A reconciliation of the change in unrealized and realized gains (losses) on investments included in accumulated other comprehensive income is as follows:

	2002	2001	2000
Change in pretax net unrealized gains on investments	$167.0	$ 15.5	$ 83.1
Less change in deferred taxes	(58.3)	(5.3)	(28.4)
Less net realized gains on investments, net of income taxes (2002, $9.6; 2001, $21.3; 2000, $8.0), included in net income	(20.8)	(39.5)	(17.9)
Change in net unrealized gains (losses) on investments	$ 87.9	$(29.3)	$ 36.8

14. Leases

The Company leases office space and certain computer equipment using noncancelable operating leases. Related lease expense for 2002, 2001 and 2000 was $47.3, $45.2, and $64.0, respectively.

At December 31, 2002, future lease payments for operating leases with initial or remaining noncancelable terms of one year or more consisted of the following: 2003, $43.5; 2004, $37.0; 2005, $32.9; 2006, $27.2; 2007, $23.5; and thereafter $117.0.

A subsidiary of the Company acquired with the Trigon acquisition is a fifty percent limited partner in a partnership that owns a property occupied by the Company's subsidiary. Under an operating lease with the limited partnership, the Company incurred lease expense of $0.8 during 2002.

15. Retirement Benefits

Anthem Insurance, Anthem Health Plans of New Hampshire, Inc. and Anthem Southeast, Inc. sponsor defined benefit pension plans.

The Anthem Insurance plan is a cash balance arrangement where participants have an account balance and will earn a pay credit equal to three to six percent of compensation, depending on years of service. The Anthem Insurance plan covers part-time and temporary employees as well as full-time employees who have completed one year of continuous service and attained the age of twenty-one. In addition to the pay credit, participant accounts earn interest at a rate based on 10-year Treasury notes.

Anthem Health Plans of New Hampshire, Inc. sponsors a plan that is also a cash balance arrangement where participants have an account balance and will earn a pay credit equal to five percent of compensation. This plan generally covers all full-time employees who have completed one year of continuous service and have attained the age of twenty-one. The participant accounts earn interest at a rate based on the lesser of the 1-year Treasury note or 7%. Effective January 1, 2002, participant accounts earn interest at a rate based on 10-year Treasury notes. This plan merged into the Anthem Insurance plan effective December 31, 2002.

Anthem Southeast, Inc. sponsors a plan that is a cash balance arrangement where participants have an account balance that will earn a pay credit equal to three to ten percent of compensation. This plan covers all full- and part-time employees who have completed three months of service and there is no minimum age for participation. The pay credit is based on the sum of the participants' age and years of service. In addition to the pay credit, participant accounts earn interest at a rate based on 30-year Treasury notes.

Effective January 1, 2001, employees of Rocky Mountain Hospital and Medical Services, Inc. and Anthem Health Plans of Maine, Inc. became participants in the Anthem Insurance plan and the former plans were merged into the Anthem Insurance plan on April 30, 2001 and December 31, 2000, respectively.

All of the plans' assets consist primarily of common and preferred stocks, bonds, notes, government securities, investment funds and short-term investments. The funding policies for all plans are to contribute amounts at least sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act plus such additional amounts as are necessary to provide assets sufficient to meet the benefits to be paid to plan participants.

The effect of acquisitions on the consolidated benefit obligation and plan assets is reflected through the business combination lines of the tables below.

In addition to the Company's defined benefit and defined contribution plans, the Company offers most employees certain life, medical, vision and dental benefits upon retirement. There are several plans, which differ in amounts of coverage, deductibles, retiree contributions, years of service and retirement age. The Company funds certain benefit costs through contributions to a Voluntary Employees' Beneficiary Association ("VEBA") trust and others are accrued, with the retiree paying a portion of the costs. Postretirement plan assets held in the VEBA trust consist primarily of bonds and equity securities.

The reconciliation of the benefit obligation based on a measurement date of September 30 are as follows:

	Pension Benefits		Other Benefits	
	2002	2001	**2002**	2001
Benefit obligation at beginning of year	**$582.9**	$ 567.6	**$144.3**	$111.6
Service cost	**35.0**	29.3	**1.7**	1.5
Interest cost	**45.8**	40.9	**11.7**	8.7
Plan amendments	**1.1**	(6.8)	**1.4**	1.5
Actuarial loss (gain)	**13.7**	(5.5)	**1.5**	31.7
Benefits paid	**(52.8)**	(42.6)	**(12.0)**	(10.7)
Business combinations	**157.0**	—	**61.6**	—
Benefit obligation at end of year	**$782.7**	$ 582.9	**$210.2**	$144.3

The changes in plan assets are as follows:

	Pension Benefits		Other Benefits	
	2002	2001	**2002**	2001
Fair value of plan assets at beginning of year	**$495.3**	$ 650.6	**$ 23.7**	$28.4
Actual return on plan assets	**(71.1)**	(115.7)	**(2.4)**	(3.6)
Employer contributions	**216.8**	3.0	**12.0**	2.0
Benefits paid	**(52.8)**	(42.6)	**(13.0)**	(3.1)
Business combinations	**128.3**	—	**14.1**	—
Fair value of plan assets at end of year	**$716.5**	$ 495.3	**$ 34.4**	$23.7

The reconciliation of the funded status to the net benefit cost accrued is as follows:

	Pension Benefits		Other Benefits	
	2002	2001	**2002**	2001
Funded status	**$ (66.2)**	$(87.6)	**$(175.8)**	$(120.6)
Unrecognized net loss (gain)	**250.6**	103.2	**0.7**	(5.1)
Unrecognized prior service cost	**(20.4)**	(25.3)	**(25.5)**	(33.6)
Additional minimum liability	**(18.2)**	(6.5)	**—**	—
Prepaid (accrued) benefit cost at September 30	**145.8**	(16.2)	**(200.6)**	(159.3)
Payments made after the measurement date	**0.4**	76.7	**3.8**	2.7
Prepaid (accrued) benefit cost at December 31	**$146.2**	$ 60.5	**$(196.8)**	$(156.6)

The weighted-average assumptions used in calculating the accrued liabilities for all plans are as follows:

	Pension Benefits			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Discount rate	**6.75%**	7.25%	7.50%	**6.75%**	7.25%	7.50%
Rate of compensation increase	**4.50**	4.50	4.50	**4.50**	4.50	4.50
Expected rate of return on plan assets	**8.50**	9.00	9.00	**6.50**	6.50	6.27

The assumed health care cost trend rate used in measuring the other benefit obligations is generally 10% in 2002, decreasing 1% per year to 5% in 2007.

The health care cost trend rate assumption can have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 1.5	$ (1.2)
Effect on the accumulated postretirement benefit obligation	17.8	(14.5)

The components of net periodic benefit cost (credit) are as follows:

	Pension Benefits			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$ 35.0**	$ 29.3	$ 27.3	**$ 1.7**	$ 1.5	$ 1.3
Interest cost	**45.8**	40.9	36.6	**11.7**	8.7	8.4
Expected return on assets	**(63.2)**	(55.1)	(49.9)	**(2.0)**	(1.8)	(1.4)
Recognized actuarial loss (gain)	**0.6**	0.3	2.8	**—**	(1.7)	(1.7)
Amortization of prior service cost	**(3.9)**	(3.9)	(3.3)	**(6.6)**	(6.8)	(6.5)
Amortization of transition asset	**—**	(1.0)	(1.7)	**—**	—	—
Net periodic benefit cost (credit)	**$ 14.3**	$ 10.5	$ 11.8	**$ 4.8**	$(0.1)	$ 0.1

The Company has several qualified defined contribution plans covering substantially all employees. Eligible employees may only participate in one plan. Voluntary employee contributions are matched at the rate of 50%, up to a maximum depending upon the plan, subject to certain limitations. Contributions made by the Company totaled $14.3, $11.2 and $10.3 during 2002, 2001 and 2000, respectively.

16. Long Term Incentive Plan

Certain executives are participants in a Long Term Incentive Plan ("LTIP"). The LTIP operates during successive three-year periods. At the beginning of each three-year period, the Compensation Committee establishes performance goals, which include specific strategic objectives such as growth in net income, operating margin and comparison of performance against peer companies. Each participant's target award is established as a percentage ranging from 30% to 150% of annual base salary for each year of the three-year period. The award can be paid in cash or stock of the Company. The LTIP expense for 2002, 2001 and 2000 totaled $75.6, $49.9 and $50.9, respectively.

17. Contingencies

Litigation

A number of managed care organizations have been sued in class action lawsuits asserting various causes of action under federal and state law. These lawsuits typically allege that the defendant managed care organizations employ policies and procedures for providing health care benefits that are inconsistent with the terms of the coverage documents and other information provided to their members, and because of these misrepresentations and practices, a class of members has been injured in that they received benefits of lesser value than the benefits represented to and paid for by such members. Two such proceedings, which allege various violations of the Employee Retirement Income Security Act of 1974 ("ERISA"), have been filed in Connecticut against the Company or its Connecticut subsidiary. One proceeding was brought by the Connecticut Attorney General on behalf of a purported class of HMO and Point of Service members in Connecticut. No monetary damages are sought, although the suit does seek injunctive relief from the court to preclude the Company from allegedly utilizing arbitrary coverage guidelines, making late payments to providers or members, denying coverage for medically necessary prescription drugs and misrepresenting or failing to disclose essential information to enrollees. The complaint contends that these alleged policies and practices are a violation of ERISA. A second proceeding, brought on behalf of a purported class of HMO and Point of Service members in Connecticut and elsewhere, seeks injunctive relief to preclude the Company from allegedly making coverage decisions relating to medical necessity without complying with the express terms of the policy documents, and unspecified monetary damages (both compensatory and punitive).

In addition, the Company's Connecticut subsidiary is a defendant in three class action lawsuits brought on behalf of professional providers in Connecticut. The suits allege that the Connecticut subsidiary has breached its contracts by, among other things, failing to pay for services in accordance with the terms of the contracts. The suits also allege violations of the Connecticut Unfair Trade Practices Act, breach of the implied duty of good faith and fair dealing, negligent misrepresentation and unjust enrichment. Two of the suits seek injunctive relief and monetary damages (both compensatory and punitive). The third suit, brought by the Connecticut State Medical Society, seeks injunctive relief only. On July 19, 2001, one of the suits was certified as a class suit as to three of the plaintiff's fifteen allegations. The class is defined as those physicians who practice in Connecticut or group practices which are located in Connecticut that were parties to either a Participating Physician Agreement or a Participating Physicians Group Agreement with the Company and/or its Connecticut subsidiary during the period from 1993 to the present, excluding risk-sharing arrangements and certain other contracts. The claims which were certified as class claims are: the Company's alleged failure to provide plaintiffs and other similarly situated physicians with consistent medical utilization/quality management and administration of covered services by paying financial incentive and performance bonuses to providers and the Company's staff members involved in making utilization management decisions; an alleged failure to maintain accurate books and records whereby improper payments to the plaintiffs were made based on claim codes submitted; and an alleged failure to provide senior personnel to work with plaintiffs and other similarly situated physicians. The Company has appealed the class certification decision.

On September 26, 2002, Anthem, Inc. was added as a defendant to a Multi District Litigation ("MDL") class action lawsuit pending in Miami, Florida brought on behalf of individual doctors and several medical societies. Other defendants include Humana, Aetna, Cigna, Coventry, Health Net, PacifiCare, Prudential, United and WellPoint. The managed care litigation around the country has been consolidated to the U.S. District Court in Miami, Florida, under MDL rules. The Court has split the case into two groups, a "provider track" involving claims by doctors, osteopaths, and other professional providers, and a "subscriber track" involving claims by subscribers or members of the various health plan defendants. The complaint against Anthem and the other defendants alleges that the defendants do not properly pay claims, but instead "down-code" claims, improperly "bundle" claims, use erroneous or improper cost criteria to evaluate claims and delay paying proper claims. The suit also alleges that the defendants operate a common scheme and conspiracy in violation of the Racketeer Influenced Corrupt Organizations Act ("RICO"). The suit seeks declaratory and injunctive relief, unspecified monetary damages, treble damages under RICO and punitive damages. The court certified a class in the provider track cases on September 26, 2002, but denied class certification in the subscriber track cases. Defendants in the provider track cases sought, and on November 20, 2002 were granted, an interlocutory appeal of the class certification in the Eleventh Circuit. Briefing is beginning in the Eleventh Circuit. Due to Anthem's late addition to the case, it was not included in the September 26, 2002 class certification order, and is therefore not part of the appeal; however, the Company may be affected by the outcome of the appeal.

On October 10, 2001, the Connecticut State Dental Association and five dental providers filed suit against the Company's Connecticut subsidiary. The suit alleged breach of contract and violation of the Connecticut Unfair Trade Practices Act. The suit was voluntarily withdrawn on November 9, 2001. The claims were refiled on April 15, 2002, as two separate suits; one by the Connecticut State Dental Association and the second by two dental providers, purportedly on behalf of a class of dental providers. Both suits seek injunctive relief, and unspecified monetary damages (both compensatory and punitive).

The Company intends to vigorously defend all these proceedings; however, their ultimate outcomes cannot presently be determined.

On March 11, 1998, Anthem Insurance and its Ohio subsidiary, Community Insurance Company ("CIC") were named as defendants in a lawsuit, *Robert Lee Dardinger, Executor of the Estate of Esther Louise Dardinger v. Anthem Blue Cross and Blue Shield, et al.*, filed in the Licking County Court of Common Pleas in Newark, Ohio. The plaintiff sought compensatory damages and unspecified punitive damages in connection with claims alleging wrongful death, bad faith and negligence arising out of CIC's denial of certain claims for medical treatment for Ms. Dardinger. On September 24, 1999, the jury returned a verdict for the plaintiff, awarding $1,350 (actual dollars) for compensatory damages, $2.5 for bad faith in claims handling and appeals processing, $49.0 for punitive damages and unspecified attorneys' fees in an amount to be determined by the court. The court later granted attorneys' fees of $0.8. An appeal of the verdict was filed by the defendants on November 19, 1999. On May 22, 2001, the Ohio Court of Appeals (Fifth District) affirmed the jury award of $1,350 (actual dollars) for breach of contract against CIC, affirmed the award of $2.5 compensatory damages for bad faith in claims handling and appeals processing against CIC, but dismissed the claims and judgments against Anthem Insurance. The court also reversed the award of $49.0 in punitive damages against both Anthem Insurance and CIC, and remanded the question of punitive damages against CIC to the trial court for a new trial. Anthem Insurance and CIC, as well as the plaintiff, appealed certain aspects of the decision of the Ohio Court of Appeals. On October 10, 2001, the Supreme Court of Ohio agreed to hear the plaintiff's appeal, including the question of punitive damages, and denied the cross-appeals of Anthem Insurance and CIC. In December 2001, CIC paid the award of $2.5 compensatory damages for bad faith and $1,350 (actual dollars) for breach of contract, plus accrued interest. On April 24, 2002 the Supreme Court of Ohio held oral arguments. On December 20, 2002, the Ohio Supreme Court ruled, reinstating the judgment against both Anthem Insurance and CIC, but remitted the punitive damages from $49.0 to $30.0, plus interest. The Court also ruled that the plaintiff would receive $10.0 of the judgment, the plaintiff's attorneys would receive their contingency fee on the $30.0 plus interest, and that the remainder of the award would be given to The Ohio State University Hospital for a charitable fund named after Esther Dardinger. The plaintiff filed motions in response to the remittitur. The Company has not decided whether to seek an appeal to the U.S. Supreme Court. The ultimate outcome cannot presently be determined.

Anthem's primary Ohio subsidiary and primary Kentucky subsidiary were sued on June 27, 2002, in their respective state courts. The suits were brought by the Academy of Medicine of Cincinnati, as well as individual physicians, and purport to be class action suits brought on behalf of all physicians practicing in the greater Cincinnati area and in the Northern Kentucky area, respectively. In addition to the Anthem subsidiaries, both suits name Aetna, United Healthcare and Humana as defendants. The first suit, captioned *Academy of Medicine of Cincinnati and Luis Pagani, M.D. v. Aetna Health, Inc., Humana Health Plan of Ohio, Inc., Anthem Blue Cross and Blue Shield, and United Health Care of Ohio, Inc., No. A02004947* was filed on June 27, 2002 in the Court of Common Pleas, Hamilton County, Ohio. The second suit, captioned *Academy of Medicine of Cincinnati and A. Lee Greiner, M.D., Victor Schmelzer, M.D., and Karl S. Ulicny, Jr., M.D. v. Aetna Health, Inc., Humana, Inc., Anthem Blue Cross and Blue Shield, and United Health Care, Inc., No. 02-CI-903* was filed on June 27, 2002 in the Boone County, Kentucky Circuit Court.

Both suits allege that the four companies acted in combination and collusion with one another to reduce the reimbursement rates paid to physicians in the area. The suits allege that as a direct result of the defendants' alleged anti-competitive actions, health care in the area has suffered, namely that: there are fewer hospitals; physicians are rapidly leaving the area; medical practices are unable to hire new physicians; and, from the perspective of the public, the availability of health care has been significantly reduced. Each suit alleges that these actions violate the respective state's antitrust and unfair competition laws, and each suit seeks class certification, compensatory damages, attorneys' fees, and injunctive relief to prevent the alleged anti-competitive behavior against the class in the future. Motions to dismiss or to send the cases to binding arbitration, per the provider contracts, were filed in both courts. The Ohio court overruled the motions on January 21, 2003 and the Kentucky court overruled the motions on February 19, 2003. Defendants will appeal both rulings. These suits are in the preliminary stages. The Company intends to vigorously defend the suits and believes that any liability from these suits will not have a material adverse effect on its consolidated financial position or results of operations.

On October 25, 1995, Anthem Insurance and two Indiana affiliates were named as defendants in a lawsuit titled *Dr. William Lewis, et al. v. Associated Medical Networks, Ltd., et al.*, that was filed in the Superior Court of Lake County, Indiana. The plaintiffs are three related health care providers. The health care providers assert that the Company failed to honor contractual assignments of health insurance benefits and violated equitable liens held by the health care providers by not paying directly to them the health insurance benefits for medical treatment rendered to patients who had insurance with the Company. The Company paid its customers' claims for the health care providers' services by sending payments to its customers as called for by their insurance policies, and the health care providers assert that the patients failed to use the insurance benefits to pay for the health care providers' services. The plaintiffs filed the case as a class action on behalf of similarly situated health care providers and seek compensatory damages in unspecified amounts for the insurance benefits not paid to the class members, plus prejudgment interest. The case was transferred to the Superior Court of Marion County, Indiana, where it is now pending. On December 3, 2001, the Court entered summary judgment for the Company on the health care providers' equitable lien claims. The Court also entered summary judgment for the Company on the health care providers' contractual assignments claims to the extent that the health care providers do not hold effective assignments of insurance benefits from patients. On the same date, the Court certified the case as a class action. As limited by the summary judgment order, the class consists of health care providers in Indiana who (1) were not in one of the Company's networks, (2) did not receive direct payment from the Company for services rendered to a patient covered by one of the Company's insurance policies that is not subject to ERISA, (3) were not paid by the patient (or were otherwise damaged by the Company's payment to its customer instead of to the health care provider), and (4) had an effective assignment of insurance benefits from the patient. The Company filed a motion seeking an interlocutory appeal of the class certification order in the Indiana Court of Appeals. On May 20, 2002 the Indiana Court of Appeals granted the Company's motion seeking an interlocutory appeal of the class certification order. In any event, the Company intends to continue to vigorously defend the case and believes that any liability that may result from the case will not have a material adverse effect on its consolidated financial position or results of operations.

In addition to the lawsuits described above, the Company is also involved in other pending and threatened litigation of the character incidental to the business transacted, arising out of its insurance and investment operations, and is from time to time involved as a party in various governmental and administrative proceedings. The Company believes that any liability that may result from any one of these actions is unlikely to have a material adverse effect on its consolidated results of operations or financial position.

Other Contingencies

The Company, like a number of other Blue Cross and Blue Shield companies, serves as a fiscal intermediary for Medicare Parts A and B. The fiscal intermediaries for these programs receive reimbursement for certain costs and expenditures, which is subject to adjustment upon audit by the Federal Centers for Medicare and Medicaid Services, formerly the Health Care Financing Administration. The laws and regulations governing fiscal intermediaries for the Medicare program are complex, subject to interpretation and can expose an intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. In recent years, at least eight Medicare fiscal intermediaries have made payments to settle issues raised by such audits and reviews. These payments have ranged from $0.7 to $51.6, plus a payment by one company of $144.0. While the Company believes it is currently in compliance in all material respects with the regulations governing fiscal intermediaries, there are ongoing reviews by the federal government of the Company's activities under certain of its Medicare fiscal intermediary contracts.

AdminaStar Federal, Inc. ("AdminaStar"), a subsidiary of Anthem Insurance, has received several subpoenas prior to May 2000 from the Office of Inspector General ("OIG") and the U.S. Department of Justice, one seeking documents and information concerning its responsibilities as a Medicare Part B contractor in its Kentucky office, and the others requesting certain financial records and information of AdminaStar and Anthem Insurance related to the Company's Medicare fiscal intermediary (Part A) and carrier (Part B) operations. The Company has made certain disclosures to the government relating to its Medicare Part B operations in Kentucky. The Company was advised by the government that, in conjunction with its ongoing review of these matters, the government has also been reviewing separate allegations made by individuals against AdminaStar, which are included within the same timeframe and involve issues arising from the same nucleus of operative facts as the government's ongoing review. The Company is not in a position to predict either the ultimate outcome of these reviews or the extent of any potential exposure should claims be made against the Company. However, the Company believes any fines or penalties that may arise from these reviews would not have a material adverse effect on the consolidated financial position or results of operations.

As a Blue Cross Blue Shield Association licensee, the Company participates in the Federal Employee Program ("FEP"), a nationwide contract with the Federal Office of Personnel Management to provide coverage to federal employees and their dependents. On July 11, 2001, the Company received a subpoena from the OIG, Office of Personnel Management, seeking certain financial documents and information, including information concerning intercompany transactions, related to operations in Ohio, Indiana and Kentucky under the FEP contract. The government has advised the Company that, in conjunction with its ongoing review, the government is also reviewing a separate allegation made by an individual against the Company's FEP operations, which is included within the same timeframe and involves issues arising from the same nucleus of operative facts as the government's ongoing review. The Company is currently cooperating with the OIG and the U.S. Department of Justice on these matters. The ultimate outcome of these reviews cannot be determined at this time.

Anthem Insurance guaranteed certain financial contingencies of its subsidiary, Anthem Alliance Health

Insurance Company ("Alliance"), under a contract between Alliance and the United States Department of Defense. Under that contract, Alliance managed and administered the TRICARE Managed Care Support Program for military families from May 1, 1998 through May 31, 2001, at which time the TRICARE operations were sold. There was no call on the guarantee for the period from May 1, 1998 to May 31, 2001 (which period is now "closed").

Vulnerability from Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities and premium receivables. All investment securities are managed by professional investment managers within policies authorized by the Board of Directors. Such policies limit the amounts that may be invested in any one issuer and prescribe certain investee company criteria. Concentrations of credit risk with respect to premium receivables are limited due to the large number of employer groups that constitute the Company's customer base in the geographic regions in which it conducts business. As of December 31, 2002, there were no significant concentrations of financial instruments in a single investee, industry or geographic location.

18. Segment Information

The Company's principal reportable segments are strategic business units primarily delineated by geographic areas that essentially offer similar insurance products and services. They are managed separately because each geographic region has unique market, regulatory and health care delivery characteristics. The geographic regions are: the Midwest region, which operates primarily in Indiana, Kentucky and Ohio; the East region, which operates primarily in Connecticut, New Hampshire and Maine; the West region, which operates in Colorado and Nevada; and the Southeast region, which operates in Virginia, excluding the Northern Virginia suburbs of Washington, D.C. BCBS-ME is included in the East segment since its acquisition date of June 5, 2000. The Southeast region was added with the July 31, 2002 acquisition of Trigon.

In addition to its four principal reportable geographic segments, the Company operates a Specialty segment, which includes business units providing group life and disability insurance benefits, pharmacy benefit management, dental and vision administration services and behavioral health benefits services. Various ancillary business units (reported with the Other segment) consist primarily of AdminaStar Federal which administers Medicare programs in Indiana, Illinois, Kentucky and Ohio and Anthem Alliance, which provided health care benefits and administration in nine states for the Department of Defense's TRICARE Program for military families. The TRICARE operations were sold on May 31, 2001. The Other segment also includes intersegment revenue and expense eliminations and corporate expenses not allocated to reportable segments.

Through its participation in the Federal Employee Program, Medicare, Medicare at Risk, and TRICARE Program, the Company generated approximately 18%, 20% and 22% of its total consolidated revenues from agencies of the U.S. government for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company defines operating revenues to include premium income, administrative fees and other revenues. Operating revenues are derived from premiums and fees received primarily from the sale and administration of health benefit products. Operating expenses are comprised of benefit and administrative expenses. The Company calculates operating gain or loss as operating revenue less operating expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain shared administrative expenses for each segment are recognized on a pro rata allocated basis, which in aggregate approximates the consolidated expense. Any difference between the allocated expenses and actual consolidated expense is included in other expenses not allocated to reportable segments. Intersegment sales and expenses are recorded at cost, and eliminated in the consolidated financial statements. The Company evaluates performance of the reportable segments based on operating gain or loss as defined above. The Company evaluates investment income, interest expense, amortization expense and income taxes, and asset and liability details on a consolidated basis as these items are managed in a corporate shared service environment and are not the responsibility of segment operating management.

Financial data by reportable segment is as follows:

	Midwest	East	West	Southeast	Specialty	Other and Eliminations	Total
2002							
Operating revenue from external customers	$6,050.1	$4,151.3	$919.8	$1,467.5	$224.0	$ 177.8	$12,990.5
Intersegment revenues	1.3	0.2	0.3	0.4	299.5	(301.7)	—
Operating gain (loss)	271.6	222.9	74.7	116.0	50.7	(91.4)	644.5
Depreciation and amortization	1.1	2.2	0.5	13.7	3.4	87.2	108.1

	Midwest	East	West	Southeast	Specialty	Other and Eliminations	Total
2001							
Operating revenue from external customers	$ 5,093.0	$ 3,667.3	$ 774.4	$ —	$ 182.1	$ 403.5	$ 10,120.3
Intersegment revenues	—	—	—	—	214.0	(214.0)	—
Operating gain (loss)	161.5	128.8	20.1	—	32.9	(23.8)	319.5
Depreciation and amortization	1.0	2.4	2.8	—	2.6	80.8	89.6

	Midwest	East	West	Southeast	Specialty	Other and Eliminations	Total
2000							
Operating revenue from external customers	$ 4,452.3	$ 2,921.9	$ 622.4	$ —	$ 188.8	$ 358.1	$ 8,543.5
Intersegment revenues	8.2	—	—	—	143.5	(151.7)	—
Operating gain (loss)	87.8	103.8	2.5	—	24.9	(34.9)	184.1
Depreciation and amortization	16.9	17.1	8.7	—	2.1	30.5	75.3

Asset and equity details by reportable segment have not been disclosed, as they are not reported internally by the Company.

A reconciliation of reportable segment operating revenues to the amounts of total revenues included in the consolidated statements of income for 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Reportable segments operating revenues	$12,990.5	$10,120.3	$8,543.5
Net investment income	260.7	238.6	201.6
Net realized gains on investments	30.4	60.8	25.9
Gain on sale of subsidiary operations	0.7	25.0	—
Total revenues	$13,282.3	$10,444.7	$8,771.0

A reconciliation of reportable segment operating gain to income before income taxes and minority interest included in the consolidated statements of income for 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Reportable segments operating gain	$644.5	$319.5	$184.1
Net investment income	260.7	238.6	201.6
Net realized gains on investments	30.4	60.8	25.9
Gain on sale of subsidiary operations	0.7	25.0	—
Interest expense	(98.5)	(60.2)	(54.7)
Amortization of goodwill and other intangible assets	(30.2)	(31.5)	(27.1)
Demutualization expenses	—	(27.6)	—
Income before income taxes and minority interest	$807.6	$524.6	$329.8

19. Statutory Information

Statutory-basis capital and surplus for Anthem Insurance was $2,260.7 and $2,338.7 at December 31, 2002 and 2001, respectively, and for the insurance subsidiaries of Anthem Southeast was $731.1 at December 31, 2002. Statutory-basis net income of Anthem Insurance was $347.1, $406.9 and $91.7 for 2002, 2001 and 2000, respectively, and for the insurance subsidiaries of Anthem Southeast was $191.8 for 2002. Statutory-basis capital and surplus of Anthem's insurance subsidiaries are subject to regulatory restrictions with respect to amounts available for dividends to Anthem.

20. Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data is as follows:

	For the Quarter Ended			
	March 31	June 30	September 30	December 31
2002				
Total revenues	**$2,812.4**	**$2,900.1**	**$3,579.4**	**$3,990.4**
Operating gain	**106.6**	**118.6**	**193.5**	**225.8**
Net income	**99.8**	**106.2**	**171.2**	**171.9**
Basic net income per share	**0.97**	**1.03**	**1.33**	**1.22**
Diluted net income per share	**0.95**	**1.01**	**1.29**	**1.19**
2001				
Total revenues	$ 2,560.5	$ 2,558.3	$ 2,663.7	$ 2,662.2
Operating gain	59.9	73.4	79.1	107.1
Net income	70.6	72.4	111.5	87.7
Pro forma basic earnings per share	0.68	0.70	1.08	0.85
Pro forma diluted earnings per share	0.68	0.70	1.07	0.85
Basic and diluted net income per share for the period from November 2, 2001 (date of demutualization and initial public offering) to December 31, 2001	—	—	—	0.54

There were no shares or dilutive securities outstanding prior to the demutualization and initial public offering. For comparative pro forma earnings per share presentation, the weighted-average shares outstanding and the effect of dilutive securities for the period from November 2, 2001 to December 31, 2001 was used to calculate pro forma earnings per share for all 2001 periods presented.

REPORT OF MANAGEMENT

The management of Anthem, Inc. (the "Company") is responsible for the preparation, integrity and accuracy of the Company's consolidated financial statements included in this Annual Report. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include some amounts that are based on management's best estimates and judgment. Management has also prepared the other financial information included in this Annual Report, and is responsible for its accuracy and consistency with the audited consolidated financial statements.

Management is responsible for maintaining internal controls, policies, and procedures designed to provide reasonable assurance as to the integrity and reliability of the financial records and protection of assets. At Anthem, we maintain an internal auditing program designed to monitor compliance with policies and procedures and to evaluate the internal control structure.

The consolidated financial statements included in this Annual Report have been audited by the Company's independent auditors, Ernst & Young LLP, in accordance with auditing standards generally accepted in the United States. Their audits include review and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their opinion. Also, Ernst & Young LLP has discussed with the Audit Committee accounting principles, estimates and judgments used by management in the preparation of the consolidated financial statements.

The Board of Directors appoints members to the Audit Committee who are neither officers nor employees of the Company. The Audit Committee meets periodically with management, the internal auditors and the independent auditors to review financial reports, internal accounting control evaluations and the scope and results of audit efforts. Both the internal auditors and the independent auditors have full and free access to the Audit Committee, with and without management present.

Larry C. Glasscock
President and
Chief Executive Officer

Michael L. Smith
Executive Vice President and
Chief Financial and Accounting Officer

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Anthem, Inc.

We have audited the accompanying consolidated balance sheets of Anthem, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Anthem, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1, 2 and 3 to the consolidated financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards No. 141, *Business Combinations*, and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

Ernst & Young LLP

Indianapolis, Indiana
January 27, 2003

Corporate Headquarters

Anthem, Inc.
120 Monument Circle
Indianapolis, IN 46204-4903
www.anthem.com

Account Questions

Our transfer agent, EquiServe, can help you with a variety of shareholder-related services, including:

- Change of Address
- Transfer of stock to another person
- Lost stock certificates
- Additional administrative services

Please include your name, address and telephone number with all correspondence, and specify the most convenient time to contact you.

You can call EquiServe toll-free at:
(866) 299-9628 Monday–Friday, excluding holidays, 9 a.m.–5 p.m. Eastern Time

Written correspondence can be sent to:
Anthem Shareholder Services
c/o EquiServe Trust Company, N.A.
P.O. Box 43037
Providence, RI 02940-3037

E-mail: antheminc@equiserve.com

Investor and Shareholder Information

Shareholders may receive without charge, a copy of Anthem's Annual Report on Form 10-K, including financial statements, as filed with the Securities and Exchange Commission. Anthem's Annual Report to Shareholders and other information are also available on Anthem's Investor Relations website at www.anthem.com. To request an Annual Report to Shareholders, Form 10-K or additional information, please choose from one of the following:

Institutional Investors
Anthem, Inc.
Investor Relations Department
120 Monument Circle
Indianapolis, IN 46204-4903
(317) 488-6390

Individual Shareholders
Anthem, Inc.
Shareholder Services Department
120 Monument Circle
Indianapolis, IN 46204-4903
(800) 985-0999 (toll-free)
E-mail: shareholder.services@anthem.com

Annual Meeting

The annual meeting of shareholders of Anthem, Inc. will be held at 11 a.m. Indianapolis time, Monday, May 12, 2003, at Anthem's Headquarters, 120 Monument Circle, Indianapolis, IN.

Market Price of Common Stock

Anthem, Inc.'s common stock began trading on the New York Stock Exchange on October 30, 2001. The following table shows high and low sales prices for the company's common stock as reported on the New York Stock Exchange Composite Tape for the periods indicated.

2002	High	Low
First Quarter	$58.95	$46.40
Second Quarter	75.25	57.50
Third Quarter	70.50	56.75
Fourth Quarter	75.50	54.50
2001	**High**	**Low**
First Quarter	N/A(1)	N/A(1)
Second Quarter	N/A(1)	N/A(1)
Third Quarter	N/A(1)	N/A(1)
Fourth Quarter(2)	$51.90	$40.35

(1) N/A—Not applicable.
(2) Commencing October 30, 2001.

As of February 24, 2003, the closing price of the common stock was $56.03. On February 24, 2003, there were 263,989 shareholders of record of the common stock.

Dividends

Anthem, Inc. has not to date paid cash dividends on common stock and its board of directors does not presently intend to declare any such dividends.

Stock Listing

The company's common stock is traded on the New York Stock Exchange under the symbol ATH.

BOARD COMMITTEES, CORPORATE OFFICERS AND PRINCIPAL OPERATIONS

Board Committees

Audit Committee
Victor S. Liss
Chairman
George A. Schaefer, Jr.
Vice Chairman
Allan B. Hubbard
James W. McDowell, Jr.
B. LaRae Orullian
Senator Donald W. Riegle, Jr.
John Sherman, Jr.

Compensation Committee
William G. Mays
Chairman
William J. Ryan
Vice Chairman
Victor S. Liss
B. LaRae Orullian
John Sherman, Jr.
Dennis J. Sullivan, Jr.
Jackie M. Ward

Executive Committee
L. Ben Lytle
Chairman
Larry C. Glasscock
Vice Chairman
Victor S. Liss
William G. Mays
James W. McDowell, Jr.

Planning Committee
James W. McDowell, Jr.
Chairman
Senator Donald W. Riegle, Jr.
Vice Chairman
Lenox D. Baker, Jr., M.D.
Susan B. Bayh
William B. Hart
L. Ben Lytle
William J. Ryan

Board Governance and Executive Development Committee
L. Ben Lytle
Chairman
Susan B. Bayh
Vice Chairperson
William B. Hart
William G. Mays
George A. Schaefer, Jr.
Dennis J. Sullivan, Jr.
Jackie M.Ward

Technology Investment Committee
L. Ben Lytle
Chairman
Senator Donald W. Riegle, Jr.
Vice Chairman
Lenox D. Baker, Jr., M.D.
Larry C. Glasscock
Allan B. Hubbard

Corporate Officers

Larry C. Glasscock
President and Chief Executive Officer

David R. Frick
Executive Vice President and Chief Legal and Administrative Officer

Samuel R. Nussbaum, M.D.
Executive Vice President and Chief Medical Officer

Michael L. Smith
Executive Vice President and Chief Financial and Accounting Officer

Jane E. Niederberger
Senior Vice President and Chief Information Officer

Tami L. Durle
Vice President Investor Relations

George D. Martin
Vice President and Treasurer

Cynthia S. Miller
Vice President and Chief Actuary

Nancy L. Purcell
Vice President and Corporate Secretary

Principal Operations

Anthem Blue Cross and Blue Shield
East Region
Marjorie W. Dorr
President

Anthem Blue Cross and Blue Shield
Midwest Region
Keith R. Faller
President

Anthem Blue Cross and Blue Shield
West Region
Caroline S. Matthews
Chief Operating Officer

Anthem Blue Cross and Blue Shield
Southeast Region
Thomas G. Snead, Jr.
President

Anthem Blue Cross and Blue Shield
National Accounts
Michael D. Houk
President

Anthem Specialty Business
John M. Murphy
President

BOARD OF DIRECTORS

L. Ben Lytle
Chairman of the Board
Anthem, Inc.

Lenox D. Baker, Jr., M.D.
President
Mid-Atlantic Cardiothoracic
Surgeons, Ltd.

Susan B. Bayh
Distinguished Visiting Professor
College of Business Administration
Butler University

Larry C. Glasscock
President and
Chief Executive Officer
Anthem, Inc.

William B. Hart
Chairman
National Trust for Historic
Preservation

Allan B. Hubbard
President
E & A Industries

Victor S. Liss
Vice Chairman and Director
Trans-Lux Corporation

William G. Mays
President and
Chief Executive Officer
Mays Chemical Company, Inc.

James W. McDowell, Jr.
President
McDowell & Associates

B. LaRae Orullian
Vice Chairperson
Guaranty Bank

Senator Donald W. Riegle, Jr.
Chairman
APCO Government Affairs
APCO Worldwide

William J. Ryan
Chairman, President and
Chief Executive Officer
Banknorth Group, Inc.

George A. Schaefer, Jr.
President, Chief Executive Officer
and Director
Fifth Third Bancorp

John Sherman, Jr.
Vice Chairman
Scott and Stringfellow, Inc.

Dennis J. Sullivan, Jr.
Executive Counselor
Dan Pinger Public Relations

Jackie M. Ward
Outside Managing Director
Intec Telecom Systems





1. William J. Ryan
2. B. LaRae Orullian
3. L. Ben Lytle
4. Larry C. Glasscock
5. Allan B. Hubbard
6. John Sherman, Jr.
7. Susan B. Bayh
8. James W. McDowell, Jr.
9. Jackie M. Ward
10. Victor S. Liss
11. Dennis J. Sullivan, Jr.
12. George A. Schaefer, Jr.
13. William B. Hart
14. Lenox D. Baker, Jr., M.D.
15. Senator Donald W. Riegle, Jr.
16. William G. Mays

Designed by Curran & Connors, Inc. / www.curran-connors.com

Anthem®

120 Monument Circle
Indianapolis, Indiana 46204
www.anthem.com

2320-AR-03